2019 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT



MERCK
INVENTING FOR LIFE

MERCK & CO., INC.
2000 GALLOPING HILL ROAD
KENILWORTH, NJ 07033

RESEARCH & DEVELOPMENT HIGHLIGHTS

ONCOLOGY

- Expanded Indication in advanced non-small cell lung cancer with KEYNOTE-189 and KEYNOTE-407 U.S. approvals
- KEYTRUDA approved in the U.S. for 4 new tumor types: Liver Cancer, Cervical Cancer, Merkel Cell Cancer and primary mediastinal large B-cell lymphoma
- KEYTRUDA approved in Europe for first line Lung, Adjuvant Melanoma and second line Head & Neck Cancer
- KEYTRUDA approved in Japan for Advanced Non-Small Cell Lung Cancer, as Adjuvant Therapy for Melanoma, and in Advanced Microsatellite Instability-High Tumors
- Lynparza approved in the U.S. for first-line maintenance in *BRCA*m advanced ovarian cancer following response to platinum-based chemotherapy and for second line maintenance in g*BRCA*m HER2-negative metastatic Breast Cancer following chemotherapy
- Lenvima approved globally for treatment of Liver Cancer
- Breakthrough Therapy Designation for Lenvima in combination with KEYTRUDA in endometrial cancer

SUSTAINABILITY

- For the last two years, Merck has received the U.S. Green Chemistry Award from the American Chemical Society and U.S. Environmental Protection Agency for design and implementation of sustainable manufacturing processes for PREVYMIS and PIFELTRO, respectively

INFECTIOUS DISEASE

- PIFELTRO / DELSTRIGO approved for treatment of HIV infection in the U.S. and Europe
- Data presented from clinical trials with MK-8591, an investigational nucleoside reverse transcriptase translocation inhibitor (NRTTI), a potential new approach to HIV treatment
- ZERBAXA received initial approval in Japan for use in specific complicated infections, and supplemental applications were submitted for regulatory review in the U.S. and Europe for treatment of nosocomial pneumonia in adults
- Beta-lactamase inhibitor relebactam in combination with Imipenem/Cilastatin submitted for regulatory review in the U.S. and Europe for the treatment of a subset of complicated infections

VACCINES

- Mid-Adult indication for GARDASIL 9 approved in U.S.
- Initiated rolling submission to FDA for Ebola Vaccine
- Breakthrough designation in pediatric patients 6 weeks to 18 years of age granted by FDA for V114, the Company's Investigational 15-Valent Conjugate Vaccine for the prevention of Invasive Pneumococcal Disease
- Merck and Instituto Butantan announced collaboration agreement to develop vaccines to protect against dengue infections

Our company is addressing an estimated **88%** of the **top 20** global burdens of disease with our products and pipeline.

GLOBAL IMPACT:
KEY 2018 REGULATORY FILINGS[1]

9 New product approvals in **China:** GARDASIL 9, ROTATEQ, ZEPATIER, KEYTRUDA, ISENTRESS GFS, BRIDION, Lynparza, Lenvima, and NOXAFIL tablet.

22 New registrational filings[2] in the **U.S.**

60 New registrational filings[2] in **15** countries in **Latin America, including Central America and the Caribbean**

60 New registrational filings[2] in **20** countries in **Eastern Europe, Middle East & Africa, including Russia, Israel, Turkey and non-EU Balkans**

70 New registrational filings[2] in **15** countries in **Asia Pacific, excluding China and Japan**

1 All data are approximate only, reflecting filings made under a wide range of different filing mechanisms and pathways.

2 Including new marketing authorization filings and key early lifecycle supplemental filings such as new indications and line extensions.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION
May 28, 2019
9:00 a.m. EST
Bridgewater, New Jersey

TO THE MERCK SHAREHOLDERS:

The shareholders of Merck & Co., Inc. will hold their Annual Meeting on **Tuesday, May 28, 2019, at 9:00 a.m.**, at the Bridgewater Marriott, located at **700 Commons Way, Bridgewater, New Jersey 08807**.

THE PURPOSES OF THE MEETING ARE TO:

- Elect the 12 Director nominees named in the proxy statement;
- Consider and act upon a proposal to approve, by non-binding advisory vote, the compensation of our Named Executive Officers;
- Consider and act upon a proposal to adopt the 2019 Incentive Stock Plan;
- Consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2019;

- Consider and act upon a shareholder proposal concerning an independent board chairman, if properly presented at the meeting;
- Consider and act upon a shareholder proposal concerning executive incentives and stock buybacks, if properly presented at the meeting;
- Consider and act upon a shareholder proposal concerning drug pricing, if properly presented at the meeting; and
- Transact such other business as may properly come before the meeting.

VOTE RIGHT AWAY

Advance voting methods and deadlines

We encourage all shareholders of record to read this proxy statement with care and vote right away using any of the following methods, even if there is intent to attend the Annual Meeting in person. In all cases, have your proxy card or voting instruction form in hand and follow the instructions.

BY INTERNET*

www.proxyvote.com

BY PHONE*

In the U.S. or Canada dial toll-free 1-800-690-6903

BY QR CODE

Scan this QR code to vote with your mobile device *(may require free app)*

BY MAIL**

Cast your ballot, sign your proxy card and send in our prepaid envelope

Only shareholders listed on the Company's records at the close of business on March 29, 2019, are entitled to vote.

Merck began distributing its Notice of Internet Availability of Proxy Materials, proxy statement, the 2018 Annual Report on Form 10-K, and proxy card/voting instruction form, as applicable, to shareholders and to employee benefit and stock purchase plan participants on April 8, 2019.

April 8, 2019

By order of the Board of Directors,

Geralyn S. Ritter
Senior Vice President, Corporate Secretary and Assistant General Counsel

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 28, 2019:
The Notice of Annual Meeting of Shareholders, proxy statement and the 2018 Annual Report on Form 10-K are available free of charge at *www.proxyvote.com*.

* The telephone and internet voting facilities will close at 11:59 p.m. Eastern Time on May 27, 2019.

** You will need the 16-digit control number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

If your shares are held in a stock brokerage account or by a bank or other nominee, your ability to vote by telephone or over the internet depends on your broker's voting process. Please follow the directions provided to you by your broker, bank or nominee.

Dear Merck Shareholders

IT IS MY PLEASURE TO INVITE YOU TO THE 2019 ANNUAL MEETING OF SHAREHOLDERS OF MERCK & CO., INC. ("MERCK," KNOWN AS "MSD" OUTSIDE THE UNITED STATES AND CANADA), WHICH WILL BE HELD ON TUESDAY, MAY 28, 2019, AT 9:00 A.M., AT THE BRIDGEWATER MARRIOTT, LOCATED AT 700 COMMONS WAY, BRIDGEWATER, NEW JERSEY 08807.

The attached Notice of Annual Meeting of Shareholders and proxy statement will serve as your guide to the business to be conducted and provides details regarding admission to the meeting.

"We built on our legacy and commitment by bringing forward the kind of medical innovation the world needs. This progress is validation of our long-term investment in R&D, and together with our focused commercial execution, led to a strong year."

Merck was established 128 years ago to help address the world's most pressing health challenges. Today, our commitment to be the premier research-intensive biopharmaceutical company in the world fuels our pursuit of medical breakthroughs that will benefit patients, our shareholders and society at large for today and for generations to come.

This past year was an especially notable one. We built on our legacy and commitment by bringing forward the kind of medical innovation the world needs. This progress is validation of our long-term investment in R&D, and together with our focused commercial execution, led to a strong year. Our Company saw meaningful top- and bottom-line growth — the highest in years.

Going forward, we are confident in the growth potential of our portfolio of market-leading products in oncology, vaccines, and hospital and specialty products, as well as our industry-leading animal health business.

In 2018, Merck continued to redefine the standard of care in oncology with our foundational cancer medicine, KEYTRUDA. This treatment continues its unprecedented trajectory and is now approved for 16 indications across 10 different types of cancer; by the end of 2018, approximately 175,000 patients had been treated with this therapy since launch. Today, there are more than 900 clinical trials studying KEYTRUDA across a wide variety of treatment and cancer settings. In 2018, our leadership in immuno-oncology was exemplified by the launch of our KEYTRUDA plus chemotherapy indications in non-small cell lung cancer. It was further bolstered by Lynparza and Lenvima — both results of strategic business development — and a pipeline of more than 20 novel mechanisms that show early promise for continuing to turn the tide in the fight against cancer.

We also saw significant advancement within our vaccines portfolio, led by GARDASIL, our HPV vaccine. Health authorities around the world are increasingly recognizing how this vaccine helps prevent certain HPV-related cancers, including cervical cancer. Our vaccines pipeline is perhaps the strongest it has ever been.

Our hospital and specialty care business is performing well, driven by sales of BRIDION. In addition, in 2018, two new medicines for HIV were approved in the United States and Europe that build on our legacy in this therapeutic area.

Meanwhile, our animal health business continues to deliver strong results. As the world struggles to feed nearly 100 million new people each year, we believe we can make an important contribution to sustainable food supply.





MERCK
INVENTING FOR LIFE

The acquisition of Antelliq, announced in December 2018, allows us to participate in a fast-growing portion of the sector with increased capabilities in digital animal identification, traceability and monitoring solutions.

Delivering innovative products is at the core of who we are as a Company. We are proud that our investigational vaccine for Ebola has been deployed in the field in the Democratic Republic of Congo and has become the backbone of efforts to contain the second deadliest Ebola outbreak in history.

Indeed, these achievements stand out not only as hallmarks of a good year for Merck but as milestones in healthcare history because of their significance in helping patients.

Certainly, there are some challenging headwinds, particularly as it relates to drug pricing. This trend has been apparent for some time, but the political environment is bringing this issue into even higher prominence.

Despite that, we feel our research-focused strategy is the right one to continue to provide value to patients and society. We will continue to seek the most promising innovations through internal research as well as externally through business development. In 2018, we announced a five-year $16 billion investment in capital projects to improve our capabilities, expand our capacity and better position us to continue to invest in developing and supplying innovations. This is in addition to our significant annual R&D investment.

Our success in 2018 demonstrated the importance of the work we do. We are encouraged by our recent progress and optimistic about our future prospects for benefiting patients, creating sustainable long-term growth and increasing returns for you, our shareholders.

We hope that you will participate in the Annual Meeting, either by attending and voting in person or by voting through other acceptable means as described in this proxy statement as promptly as possible. Merck began distributing its Notice of Internet Availability of Proxy Materials, proxy statement and the 2018 Annual Report on Form 10-K, and proxy card/voting instruction form, as applicable, to shareholders and to employee benefit and stock purchase plan participants on April 8, 2019. Your vote is important — so please exercise your right.

Sincerely,

Kenneth C. Frazier

Kenneth C. Frazier
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

APRIL 8, 2019

A MESSAGE FROM MERCK'S LEAD INDEPENDENT DIRECTOR

Dear Merck Shareholders,

My fellow Directors and I remain strongly committed to the Company's mission to save and improve lives as we need true innovation to overcome the health challenges we face. Merck's medicines and vaccines have advanced the frontiers of science and are bringing new hope to patients with cancer and other diseases around the world and are helping to ensure a sustainable food supply for the planet's growing population. Our Company's strategy is focused on our innovation imperative and we are pleased our 2018 financial results reflect the success of our strategy.

Board Oversight of Business Strategy and Risk

Our Board is dedicated to effective oversight of the business and the key risks facing the Company. As your representatives, Board members draw on their leadership experiences and areas of expertise to provide guidance on corporate strategy and monitor its implementation in areas such as research and development, capital allocation, operating results, global manufacturing and business development.

Independent Board Leadership: CEO Succession and Board Evaluation Processes

As independent Lead Director, I work closely with our Chairman and CEO Ken Frazier to ensure a productive partnership between management and the independent Directors. I am also responsible for the annual review of our Board's effectiveness, as well as the evaluation of Mr. Frazier's effectiveness. Our 2018 annual Board evaluation was particularly robust, as the Board engaged an independent third party to help ensure a thorough review of its leadership structure, its committees and operational effectiveness.

The process of planning and executing a smooth CEO transition is one of the Board's most important responsibilities. In 2018, the Board made the important decision to end its previous policy of mandatory CEO retirement at age 65. The Board determined that the policy placed an artificial and arbitrary end date on a CEO's tenure unrelated to developments in the business or the CEO transition process. We are fortunate as shareholders that Ken Frazier has committed to remain in the CEO role past this date. Under my leadership, the Board continues to review Mr. Frazier's performance, evaluate potential internal and external successors, and to consider the appropriate time for a transition.

Board Refreshment

One of the most important tasks of the Governance Committee that I chair is to ensure that the Board continues to have the right mix of skills, expertise and perspectives as the needs of the business evolve. Since 2015, the Board has welcomed a total of five new Directors. The Board recently adopted a formal diversity policy to guide the Director succession process, reflecting our long-standing belief in the business value of having diverse perspectives represented in the boardroom.

Shareholder Engagement

Our Board is committed to meaningful shareholder engagement. During 2018, we expanded our program to include greater Board member involvement in the engagement meetings. I was pleased to meet in person, along with my fellow Directors, Pamela Craig and Tom Glocer, with a significant number of our largest shareholders. These meetings provided an opportunity for robust discussion and helped to enhance the Board's understanding of the key issues which matter to our investors.

Thank you for your investment in Merck and your support for the Board. We remain committed to serving you and the patients around the world that depend on the life-saving work of this Company.



Leslie A. Brun
LEAD INDEPENDENT DIRECTOR

APRIL 8, 2019

CONTENTS

Proxy Summary 8

Corporate Governance 13
Board's Role in Strategic Planning 13
Independence of Directors 14
Board Leadership Structure 15
Lead Director 16
Criteria for Board Membership and Director Nomination Process 17
Succession Planning 18
Annual Board Evaluation 19
Risk Oversight 19
Related Person Transactions 20
Board Meetings and Committees 20
Compensation Consultants 23
Shareholder Engagement 24
Shareholder Communications with the Board 25
Political Contributions and Lobbying Expenditure Oversight and Disclosure ... 25
Commitment to Corporate Responsibility ... 26

Stock Ownership Information 28
Stock Ownership of Directors and Officers ... 28
Stock Ownership of Certain Beneficial Owners ... 29
Section 16(a) Beneficial Ownership Reporting Compliance 29

Proposal 1. Election of Directors 30
2019 Nominees for Director 30

Director Compensation 37
2018 Director Compensation 38

Proposal 2. Non-Binding Advisory Vote to Approve the Compensation of Our Named Executive Officers 40

Compensation Discussion and Analysis ... 42

Summary Compensation Table 57

Grants of Plan-Based Awards 61

Outstanding Equity Awards 63

Option Exercises and Stock Vested 65

Pension Benefits 66

Nonqualified Deferred Compensation ... 69

Potential Payments Upon Termination or a Change in Control 70

Proposal 3. Proposal to Adopt the 2019 Incentive Stock Plan 75

Proposal 4. Ratification of Appointment of Independent Registered Public Accounting Firm for 2019 84
Audit Committee's Report 85
Pre-Approval Policy for Services of Independent Registered Public Accounting Firm 85
Fees for Services Provided by the Independent Registered Public Accounting Firm 86

Shareholder Proposals 87

Proposal 5. Shareholder Proposal Concerning An Independent Board Chairman 87

Proposal 6. Shareholder Proposal Concerning Executive Incentives and Stock Buybacks ... 90

Proposal 7. Shareholder Proposal Concerning Drug Pricing 92

Questions and Answers About the Annual Meeting and Voting 94

Shareholder Proposals and Director Nominations for the 2020 Annual Meeting of Shareholders ... 98

Forward Looking Statements 99

Other Matters 99

Appendix A — Non-GAAP Income and Non-GAAP EPS 100

Appendix B — Explanation of Adjustments to Non-GAAP Results for Incentive Plans ... 102

Appendix C — Merck & Co., Inc. 2019 Incentive Stock Plan 103

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

DATE AND TIME
Tuesday, May 28, 2019
9:00 a.m. EST

LOCATION
Bridgewater Marriott
700 Commons Way
Bridgewater, NJ 08807

RECORD DATE
March 29, 2019

VOTING MATTERS

VOTING MATTERS		See page	Board's recommendation
PROPOSAL 1	Election of Directors	Page 30	**FOR each Nominee**
PROPOSAL 2	Non-binding Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)	Page 40	**FOR**
PROPOSAL 3	Proposal to Adopt the 2019 Incentive Stock Plan	Page 75	**FOR**
PROPOSAL 4	Ratification of Appointment of Independent Registered Public Accounting Firm for 2019	Page 84	**FOR**
SHAREHOLDER PROPOSALS			
PROPOSAL 5	Shareholder Proposal Concerning An Independent Board Chairman	Page 87	**AGAINST**
PROPOSAL 6	Shareholder Proposal Concerning Executive Incentives and Stock Buybacks	Page 90	**AGAINST**
PROPOSAL 7	Shareholder Proposal Concerning Drug Pricing	Page 92	**AGAINST**

BUSINESS HIGHLIGHTS

5%↑
Revenue Growth despite the negative impact of $1.2B in loss of exclusivity

$9.8B
GAAP investment in R&D in 2018

SHAREHOLDER VALUE CREATION

$14.3B
Capital Returned to Shareholders (dividends and share repurchases)

15%↑
increase to quarterly dividend beginning in January 2019

TOTAL SHAREHOLDER RETURN
Year-end 2018

1-YEAR	3-YEAR	5-YEAR
40.0%	**16.6%**	**12.3%**
TOP QUARTILE		**ABOVE MEDIAN**

2018 NEOs AND COMPENSATION HIGHLIGHTS (PAGE 47)

Below is a list of our 2018 Named Executive Officers ("NEOs") and select compensation highlights from 2018. For additional information on our elements of 2018 compensation, please refer to the Compensation Discussion and Analysis ("CD&A"), beginning on page 42.

	Annual Base Salary Increase %	Target Annual Incentive	Target Long-Term Incentive	Total Target Direct Compensation Increase %
Kenneth C. Frazier Chairman, President and Chief Executive Officer	+2.2%	No change	+$500,000	+3.6%
Robert M. Davis Executive Vice President, Global Services, and Chief Financial Officer	+2.5	No change	No change	+0.9
Roger M. Perlmutter Executive Vice President and President, Merck Research Laboratories	+3.0	No change	No change	+1.1
Adam H. Schechter* Former Executive Vice President and President, Global Human Health	+2.5	No change	No change	+0.9
Jennifer L. Zachary Executive Vice President and General Counsel	New Hire			

*Mr. Schechter served as Executive Vice President and President, Global Human Health until December 31, 2018.

VARIABLE COMPENSATION IS A CRITICAL COMPONENT OF OUR PAY-FOR-PERFORMANCE OBJECTIVES (PAGE 44)

Merck's compensation programs are designed to align the interests of our executives with the interests of our shareholders. For this reason, a significant portion of the pay of our NEOs is variable and at-risk, subject to Company performance as measured against financial, operating and strategic objectives, as well as relative Total Shareholder Return ("R-TSR"). The Company's variable incentives demonstrate a strong linkage between pay and performance.

Annual Cash Incentive — The Company Scorecard (described in more detail on page 50) focuses on our most critical business drivers — revenue, pre-tax income and pipeline — and is used to determine the payout of our annual incentive for all eligible employees, including our NEOs under the Executive Incentive Plan ("EIP"). Our Scorecard performance during 2018 resulted in above-target achievement of 126%.

Long-Term Incentive ("LTI") — The Performance Share Units ("PSUs") granted for the 2016-2018 performance period provided senior executives with the opportunity to earn share awards based on cumulative, three-year Operating Cash Flow ("OCF") and R-TSR performance versus our Peer Group, each weighted at 50%. The overall payout for the three-year period ending December 31, 2018 was 126%, reflecting a score of 115% of target based on OCF results and 137% of target based on R-TSR results versus Peers. Additional details about our PSU program and the 2016-2018 PSU award cycle are provided beginning on page 53.

SAY-ON-PAY ADVISORY VOTE (PAGE 45)

In 2018, shareholders continued their support for our executive compensation programs with 95% of the votes cast for approval of the say-on-pay proposal. Consistent with the Company's strong interest in shareholder engagement and our pay-for-performance approach, the Compensation and Benefits Committee has continued to examine our executive compensation program to ensure alignment between the respective interests of our executives and shareholders. No significant changes were made to our executive compensation program in 2018 as a result of the say-on-pay vote.

We ask that our shareholders approve, on an advisory basis, the compensation of our NEOs as further described in Proposal 2 on page 40.

For additional information, please refer to the CD&A in this proxy statement.



SAY-ON-PAY RESULTS

95%	94%	95%	95%
2015	2016	2017	2018

GOVERNANCE HIGHLIGHTS

Good corporate governance benefits both our customers and our shareholders, and is essential to our long-term business success. For this reason, we devote considerable time and resources to making sure that:

- our policies reflect our values and business goals;
- we have an effective corporate governance structure; and
- we are operating in a way that is open, honest and transparent.

We highlight some significant aspects of our corporate governance practices below.

RECENT DEVELOPMENTS
- Engaged a third-party to facilitate the Board's 2018 self-evaluation
- Formally adopted a Diversity Policy within the Policies of the Board

Independence
- Eleven of our twelve director nominees are independent.
- We have a strong independent lead director.
- Our independent directors convene regular executive sessions.
- All four of our standing Board committees (Audit, Compensation and Benefits, Governance and Research) are comprised solely of independent directors.

Accountability
- Every director stands for re-election every year.
- Directors are elected by majority vote.

Best practices
- Our Board of Directors as a whole, and each individual Board committee, conducts a self-evaluation every year.
- The Board actively participates in CEO succession planning.
- The Board is diverse in terms of gender, ethnicity, experience, and skills.

Transparency
- We have strong control over our political spending, and disclose corporate political activity.
- We disclose aspects of our public policy engagement.

Board oversight
- The full Board and each individual Board committee is responsible for overseeing risk.
- The full Board oversees corporate strategy.

Alignment with shareholder interests
- Our officers and directors are prohibited from engaging in hedging, pledging, or short sale transactions involving Company stock.
- Executives and directors must hold prescribed meaningful amounts of Company stock.
- We have a robust shareholder engagement program.
- We have a proxy access provision in our By-Laws, under which shareholders who own 3% of our stock for at least three years may nominate up to 20% of the members of our Board.
- Holders of 15% of our shares may call a special meeting.
- We do not have a shareholder rights plan (also known as a poison pill).
- We do not have any supermajority voting provisions.

Compensation practices
- We have conducted an annual say-on-pay advisory vote since 2011.
- All incentive compensation paid to executives is subject to a clawback policy.
- Our incentive compensation awards are designed to align pay with performance.

Citizenship
- We have a longstanding commitment to corporate responsibility.
- All of our employees must adhere to a robust Code of Conduct.

SHAREHOLDER ENGAGEMENT AND FEEDBACK (PAGE 24)

Merck regularly communicates with shareholders to better understand their perspectives, and has established a shareholder engagement program that is both proactive and cross-functional. Members of our Board of Directors participate personally in engagements with our largest shareholders. During 2018, our Lead Director, Leslie Brun, Chair of the Compensation and Benefits Committee, Thomas Glocer, and Chair of the Audit Committee, Pamela Craig, all participated in substantive engagements with many of the Company's largest shareholders. These discussions covered a wide range of topics of interest to shareholders, including the Board's composition and leadership, management and director succession, executive compensation, Merck's environmental and sustainability goals, and other governance matters. These discussions provided valuable insights into shareholder views, and we heard from many shareholders that they greatly appreciated the opportunity to engage with Directors directly.

We will continue to engage with shareholders on a regular basis to better understand and consider their views on our executive compensation programs, corporate responsibility and corporate governance practices.

NOMINEES FOR DIRECTOR (PAGE 31)

The following provides summary information about each Director nominee. Each Director stands for election annually. Detailed information about each individual's background, skill set and areas of expertise can be found beginning on page 31.

Director nominee	Age	Director Since	Title	Audit	Compensation and Benefits	Governance	Research
Leslie A. Brun — Lead Independent Director	66	2008	Chairman and Chief Executive Officer, Sarr Group, LLC	●		○ Chair	
Thomas R. Cech, Ph.D.	71	2009	Distinguished Professor, University of Colorado	●			○ Chair
Mary Ellen Coe	52	2019	President, Global Customer Solutions, Alphabet Inc. (formerly Google Inc.)	●			
Pamela J. Craig	62	2015	Former Chief Financial Officer, Accenture plc	○ Chair		●	
Kenneth C. Frazier — Management	64	2011	Chairman, President and Chief Executive Officer, Merck & Co., Inc.				
Thomas H. Glocer	59	2007	Former Chief Executive Officer, Thomson Reuters Corporation		○ Chair	●	
Rochelle B. Lazarus	71	2004	Chairman Emeritus, Ogilvy & Mather		●	●	
Paul B. Rothman, M.D.	61	2015	Dean of Medical Faculty and Vice President for Medicine, The Johns Hopkins University, and CEO, Johns Hopkins Medicine	●			●
Patricia F. Russo	66	1995	Chairman, Hewlett Packard Enterprise Company; Former Chief Executive Officer and Director, Alcatel-Lucent		●	●	
Inge G. Thulin	65	2018	Executive Chairman of the Board, 3M Company		●	●	
Wendell P. Weeks	59	2004	Chairman, Chief Executive Officer and President, Corning Incorporated				●
Peter C. Wendell	68	2003	Managing Director, Sierra Ventures		●		●
Number of Meetings in 2018				9	6	3	4

○ Committee Chair

BOARD COMPOSITION AND REFRESHMENT

On an annual basis, the Governance Committee considers the size, structure and needs of the Board, reviews possible candidates for the Board, and recommends director nominees to the Board for approval.

In selecting director nominees, the Board considers its own composition, including its diversity, and the skills, areas of expertise and experience represented. The Board also takes into account the Company's current and future global business strategies, opportunities, and challenges. Such considerations have resulted in the election of three new Board members over the last three years. For more information, see "Criteria for Board Membership and Director Nomination Process" beginning on page 17.

In consideration of the factors noted above, the Board elected Ms. Mary Ellen Coe, President Global Customer Solutions of Alphabet Inc. (formerly Google Inc.), as a new independent Director in 2019. Dr. Craig B. Thompson retired from the Board effective October 2, 2018. Due to other commitments, Dr. John H. Noseworthy will not be standing for re-election to the Board.

OUR 2019 DIRECTOR NOMINEES SNAPSHOT

Our Board possesses broad expertise, skills, experience, and perspectives that facilitate the strong oversight and strategic direction required to govern the Company's business and strengthen and support senior management. As illustrated by the following chart, our Board is made up of individuals with expertise in fields that align with the Company's business and long-term strategy, and reflects a mixture of tenure that allows for both new perspectives and continuity.



BOARD DIVERSITY AND INDEPENDENCE

GENDER — **33%** Women

INDEPENDENCE — **92%** Independent

TENURE — **10 YR** Average Tenure; 12+ years **4**; 0–5 years **4**; 6–12 years **4**



AGE OF DIRECTOR NOMINEES

52   Average Age **63.7**   71



DIRECTOR NOMINEE SKILLS   OF 12 NOMINEES

CEO Leadership	10
Financial	7
Scientific	2
Health Care Industry	5
Global Strategy & Operations	8
Marketing or Public Relations	2
Digital/Technology	5
Public Company Governance	6
Talent Management	8
Capital Markets Experience	6

CORPORATE GOVERNANCE

The Board has the legal responsibility for overseeing the affairs of the Company and for the overall performance of the Company. The Board's primary mission is to represent and protect the interests of our shareholders. To that end, the Board selects and oversees the senior management team, which is charged with conducting Merck's daily business.

The Board has adopted corporate governance principles (the "Policies of the Board") that, together with our Restated Certificate of Incorporation, By-Laws, and Board committee charters, form the governance framework for the Board and its committees. The Policies of the Board cover a wide range of subjects, including the philosophy and functions of the Board, the composition of the Board, the independent Lead Director's responsibilities, categorical independence standards, Director qualifications, assessment of the Board, committee responsibilities, Director transition and retirement, service on other boards, Director compensation, stock ownership guidelines, chairmanship of meetings, Director orientation and continuing education, incumbent Director resignation, and related person transactions. From time to time, the Board revises the Policies of the Board in response to changing regulatory requirements, evolving best practices, and the perspectives of our shareholders and other constituents.

Governance Materials

The following items relating to corporate governance at Merck are available on our website at *www.merck.com/about/leadership*:

- Restated Certificate of Incorporation of Merck & Co., Inc.
- By-Laws of Merck & Co., Inc.
- Policies of the Board — a statement of Merck's corporate governance principles
- Merck Board Committee Charters
- Shareholder Communications with the Board
- Merck Code of Conduct — Our Values and Standards

BOARD'S ROLE IN STRATEGIC PLANNING

The Board — acting both as a whole and through its four standing committees — is fully involved in the Company's strategic planning process. All of our Directors have an obligation to keep informed about the Company's business and strategies, so they can provide guidance to management in formulating and developing plans and knowledgeably exercise their decision-making authority on matters of importance to the Company.

The Board's oversight and guidance are inextricably linked to the development and review of the Company's strategic plan. By exercising sound and independent business judgment on the strategic issues that are important to the Company's business, the Board facilitates Merck's long-term success.

OUR STRATEGIC PLANNING CYCLE



SUMMER

Each year, typically in the summer, senior management sets aside a specific period to review and refine the Company's long-range operating plan and overall corporate strategy. Strategic areas of importance include basic research and clinical development; global marketing and sales; manufacturing strategy, capability and capacity; digital strategies; and the public policy and political environments that affect the Company's business and operations. Specific operating priorities will be developed to effectuate the Company's long-range plan. Some of the priorities will be short-term in focus while others will be based on longer-term planning horizons.

FALL

Senior management reviews their conclusions with the Board at one or more extended meetings that usually occur in the fall. These meetings are focused on corporate strategy and involve both management presentations and input from the Board regarding the assumptions, priorities and strategies that form the basis for management's operating plans.

WINTER

At subsequent Board meetings, the Board continues to review substantively the Company's progress against our strategic plans and to exercise oversight and decision-making authority regarding strategic areas of importance and associated funding authorizations. For example, in January, the Board typically reviews the Company's overall annual performance and considers the operating budget and capital plan for the next year. At the same meeting, the Board also usually finalizes specific criteria against which the Company's performance will be evaluated.

ONGOING

Board meetings held throughout the year target specific strategies (for example, discovery research or the expansion of manufacturing capacity) and important areas of the business (for example, oncology and vaccines) for extended, focused Board input and discussion. These time frames are flexible; the Board adjusts its meeting agendas to reflect both internal and external developments over the course of the year.

INDEPENDENCE OF DIRECTORS

The Policies of the Board require that a substantial majority of our Directors be independent. In making independence determinations, the Board observes all relevant criteria established by the U.S. Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"), as well as categorical independence standards set forth in the Policies of the Board. The Board considers all relevant facts and circumstances in making an independence determination.

To be considered independent, an outside director must meet the bright line independence tests established by the NYSE, and the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company.

The Board also rigorously considers all relevant heightened independence requirements for members of the Audit Committee and the Compensation and Benefits Committee. The Governance Committee reviews the Board's approach to determining director independence periodically and recommends changes, as appropriate, for consideration and approval by the full Board.

INDEPENDENCE DETERMINATIONS

In accordance with the NYSE Corporate Governance Listing Standards and the categorical standards reflected in the Policies of the Board, the Board reviewed relationships between the Company and each Director. As a result of that review, the Board has determined that, with the exception of Kenneth C. Frazier, our Chairman and CEO, each Director has only immaterial relationships with the Company, and accordingly, each is independent under these standards. The Board also has determined that each member of the Audit Committee, the Compensation and Benefits Committee, and the Governance Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the rules of the SEC.

In making these determinations, the Board considered relationships that exist between the Company and other organizations where each Director serves, and the fact that in the ordinary course of business, transactions may occur between the Company, or one of our subsidiaries, and such organizations. The Board also evaluated whether there were any other facts or circumstances that might impair a Director's independence.

As previously disclosed, the Company and Corning Incorporated ("Corning"), for which Mr. Weeks serves as Chairman, Chief Executive Officer and President, are parties to a Joint Research and Development Agreement ("R&D Agreement") aimed at developing new glass materials. In 2011, the R&D Agreement was first reviewed and approved by the Board's Corporate Governance Committee and reviewed by the Board (other than Mr. Weeks) to confirm Mr. Weeks' continued independence. The Governance Committee has conducted regular oversight of the R&D Agreement. In 2014, Merck and Corning entered into two follow-on agreements: a multi-year component supply agreement ("Supply Agreement") with minimum volume commitments and a royalty agreement ("Royalty Agreement"). The Royalty Agreement also amended the R&D Agreement. Both agreements were reviewed and approved by the Governance Committee and the entire Board (again, with Mr. Weeks recusing himself). Prior to 2016, Merck reimbursed Corning for an aggregate of $23 million for development costs incurred under the R&D Agreement. An additional $7 million of reimbursable costs remain to be paid upon the achievement of prescribed milestones. In 2017, Merck reimbursed Corning for approximately $400,000 for intellectual property filing costs incurred in 2016, and in 2018 Merck reimbursed Corning an additional $550,000 for intellectual property filing costs incurred in 2017.

Merck expects to reimburse Corning for additional intellectual property filing costs in the future. In addition, in 2018 the Company made purchases from Corning in the ordinary course of business unrelated to the Supply Agreement. The Company anticipates making a milestone payment of $15 million to Corning under the Supply Agreement after the FDA approves of vials developed under the R&D Agreement as a packaging material for GARDASIL and Corning delivers to Merck 30 million vials, which is expected in 2023 or 2024. Commencing in 2020, the Company expects to receive royalties under the Royalty Agreement.

Drs. Cech and Rothman are employed at medical or academic institutions with which the Company engages in purchase and sale transactions in the ordinary course of business. In addition, Mr. Thulin was employed by 3M Company during 2018 and the Company also engages in routine business transactions with 3M Company. The Board reviewed transactions with each of these entities and determined that the applicable individual Director had no role with respect to the Company's decision to make any of the purchases or sales, and the aggregate amounts in each case were less than 1% of the consolidated gross revenues of the other organization and the Company.

BOARD LEADERSHIP STRUCTURE

The Board of Directors is currently led by Kenneth C. Frazier, who serves as the Chairman of the Board, and by Leslie A. Brun, an independent Director, who serves as the Board's Lead Director. The Board, made up entirely of independent Directors (other than Mr. Frazier) is highly empowered and engaged. The independent Directors evaluate our Board leadership structure at least annually.

The Board meets in executive session without the Chairman and CEO at each in-person Board meeting. During these executive sessions, which are led by the independent Lead Director, the Directors discuss topics such as succession planning for the CEO, key management positions, and points of follow-up with management on strategic issues.

LEAD DIRECTOR

Merck's independent Lead Director is appointed by the independent members of the Board of Directors to a three-year term. The position of Lead Director comes with a clear mandate and significant authority and responsibilities — all set out in the Policies of the Board. These include:

Board Meetings and Executive Sessions	• The authority to call meetings of the independent members of the Board. • Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent members of the Board.
Communicating with Management	• Serving as the principal liaison on board-wide issues between the independent members of the Board and the Chairman/CEO.
Agendas	• Approving meeting agendas and the information sent to the Board, including supporting material for meetings.
Meeting Schedules	• Approving meeting schedules to ensure there is sufficient time for discussion of all agenda items.
Communicating with Shareholders and Stakeholders	• Being available for consultation and direct communication with major shareholders, as appropriate. • Serving as a liaison between the Board and shareholders on investor matters.
Board Performance Evaluation	• Leading the annual performance evaluation of the Board.
Chairman and CEO Performance Evaluations	• Leading the annual performance evaluation of the Chairman/CEO.
CEO Succession	• Leading the CEO succession planning process.

In addition to a Board Chairman and an independent Lead Director, the Board of Directors has four standing committees, each of which is composed solely of independent Directors and is led by an independent chair. (The standing committees are described beginning on page 20.) The Board believes the Company and its shareholders are well-served by this leadership structure. Having an independent Lead Director vested with key duties and responsibilities and four independent Board committees chaired by independent Directors promotes strong independent oversight of the Chairman and CEO and the rest of our management team.

The Board believes that having Mr. Frazier serve as Chairman and CEO adds substantial strategic and operational perspective to the Chairman role. Mr. Frazier's years of senior management and executive leadership experience at Merck provide valuable business and cultural insight into the Company to the benefit of the Board, and position Mr. Frazier to provide effective Board-level leadership.

In 2018, the independent Lead Director and Chairs of the Audit and Compensation and Benefits Committees played particularly important roles in engaging directly with major shareholders on a variety of matters, including the Board's Leadership Structure. During a significant number of in-person meetings, as well as telephone conversations, these independent Directors were able to share directly the Board's perspective regarding the benefits of the current structure, as well as the Board's commitment to continuing to engage with shareholders on governance matters.

CRITERIA FOR BOARD MEMBERSHIP AND DIRECTOR NOMINATION PROCESS

The Governance Committee is responsible for screening and nominating director candidates considered for election by the Board. In this capacity, the Committee considers the composition of the Board, including the depth of experience, balance of professional skills, and expertise represented. The Committee also evaluates prospective nominees identified on its own initiative as well as candidates recommended by other Board members, management, shareholders or search consultants. In 2018, the Governance Committee retained a search firm to identify possible candidates who meet our qualifications, to interview and screen such candidates (including conducting reference checks), and to assist in scheduling candidate interviews with Board members.

To be considered for membership on the Board, a candidate must meet the following minimum criteria:

- be of proven integrity with a record of substantial achievement in an area of relevance to the Company;
- have demonstrated ability and sound judgment that usually will be based on broad experience;
- be able and willing to devote the required amount of time to the Company's affairs, including attendance at Board meetings, Board committee meetings and annual shareholder meetings;
- possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs; and
- be committed to building sound, long-term Company growth.

INDIVIDUAL EXPERIENCE, QUALIFICATIONS, ATTRIBUTES AND SKILLS

In its regular discussions regarding Board composition — and especially in conjunction with the annual Board and Committee evaluations — the Governance Committee works with the Board to determine the appropriate mix of professional experience, expertise, educational background, and other qualifications that are particularly desirable for our Directors to possess in light of our current and future business strategies. The Governance Committee uses this input in its planning and Director search process. In addition to the five broad criteria listed above, the following chart highlights the background, experience and skills the Board takes into account for future candidates. These attributes are amply represented by current Director nominees.



DIRECTOR NOMINEE SKILLS
OF 12 NOMINEES

CEO Leadership Experience serving as a chief executive officer at a publicly traded or private organization	10
Financial Experience or expertise in financial accounting and reporting processes or the financial management of a major organization	7
Scientific Scientific expertise related to the health care industry and the Company's long-term commitment to research and development strategies	2
Health Care Industry Experience with complex issues within the health care industry	5
Global Strategy & Operations Leadership experience overseeing and/or driving strategic direction and growth of an organization globally	8
Marketing or Public Relations Experience in digital marketing, advertising, social media, and consumer insight functions, including product development and brand building	2
Digital/Technology Experience or expertise in information technology (including cybersecurity and data privacy) or the use of digital media or technology to facilitate business objectives	5
Public Company Governance Experience as a board member of another publicly-traded company	6
Talent Management Experience in executive recruiting, succession planning and talent management, including retaining key talent and driving employee engagement	8
Capital Markets Experience Experience in corporate lending or borrowing, capital market transactions, significant mergers or acquisitions, private equity or investment banking	6

DIVERSITY

Diversity is an important factor considered when identifying prospective nominees for our Board. In 2019, the Governance Committee recommended, and the full Board adopted, a formal diversity policy. The policy reflects the Board's long-standing commitment to ensure that Directors represent diverse perspectives and areas of expertise important to fostering the Company's business success. Our new diversity policy provides that the Board does not discriminate against potential Directors on the basis of gender, race, age, sexual orientation or ethnic and national background, and further provides that having a board composed of diverse individuals is an important contributor to the Board's overall effectiveness.

From time to time and including in 2018, the Governance Committee has retained independent search firms to assist in identifying candidates that reflect our Director succession priorities, including these diversity objectives. The full diversity policy is incorporated into the Policies of the Board.

SHAREHOLDER RECOMMENDATIONS OF DIRECTOR CANDIDATES

The Governance Committee will consider recommendations for Director candidates made by shareholders and will evaluate those individuals using the same criteria as are applied to other candidates. Shareholder recommendations must be sent to the Secretary of the Company, Merck & Co., Inc., 2000 Galloping Hill Road, K1-4157, Kenilworth, New Jersey 07033 U.S.A., and must include detailed background information regarding the recommended candidate that demonstrates how the individual meets the Board membership criteria.

Candidates initially are evaluated based on materials submitted by them or on their behalf. If a proposed or recommended candidate continues to be of interest to the Governance Committee, we obtain additional information through inquiries to various sources and, if warranted, interviews.

SUCCESSION PLANNING

The Board regularly reviews short- and long-term succession plans for the CEO and for other executive officers. In assessing possible CEO candidates, the independent Directors identify the skills, experience and attributes they believe are required for an effective CEO in light of the Company's global business strategies, opportunities and challenges. The Board also ensures that Directors have substantial opportunities to engage with possible succession candidates and have access to external consultants, as needed.

In 2018, the Board decided to eliminate the existing policy regarding mandatory retirement of the CEO at age 65. Eliminating this policy allows the Board appropriate flexibility in determining the optimal timing of the succession process.

The Board also considers its own composition and succession plans. Discussion of these topics is an important part of the annual Board evaluation process. In Director succession planning, the Governance Committee and the Board take into account, among other things, the needs of the Board and the Company in light of the overall composition of the Board, with a view toward achieving a balance of the skills, experience and attributes that are essential to the Board's oversight role. In addition, under the Policies of the Board, Directors may not be nominated for re-election to our Board after they reach the age of 72. The Board believes this policy promotes regular refreshment of the Board. The Governance Committee considers this policy and the schedule of upcoming Director retirements in determining the right approach to maintaining a strong composition of Director skills and experience.

ANNUAL BOARD EVALUATION

The Board conducts an evaluation of its performance and effectiveness, as well as that of the four standing committees, on an annual basis. The purpose of the evaluation is to track progress in certain areas targeted for improvement and to identify ways to enhance the overall effectiveness of the Board and its committees.

The evaluation process is led by the independent Lead Director. The Governance Committee also periodically engages an independent third party to manage the process to ensure it remains as thorough and transparent as possible. In 2018, the Board engaged the services of an independent governance expert to support the annual evaluation process.

1

First, each Director completed a written questionnaire developed by the Governance Committee to provide feedback on the effectiveness of the Board, the Board's leadership structure, the committees, and the level and quality of the Directors' individual contributions. The written evaluation also provided Directors with an opportunity to suggest any areas that they believe warrant heightened focus in the year ahead.

2

Second, the independent consultant conducted a private interview with each Board member to gather additional suggestions for improving Board effectiveness and to solicit additional feedback on Board operations, composition, and priority agenda topics.

3

Finally, the collective feedback of the Directors was compiled and presented, both in writing and in an oral presentation, to the full Board. During discussion led by independent Lead Director, Leslie A. Brun, Directors considered areas of strength and opportunities to enhance the operations of the Board.

The Board evaluation process resulted in a number of recommendations, including recommendations regarding priority agenda topics for the Board to address in 2019. **A key recommendation was to allot additional time for full-Board discussion of Director succession priorities established by the Governance Committee.**

RISK OVERSIGHT

The Board of Directors has two primary methods of overseeing risk. The first method is through its Enterprise Risk Management ("ERM") process, which allows for full Board oversight of the most significant risks facing the Company. The second is through the functioning of the Board committees.

Management has established an ERM process to ensure a complete Company-wide approach to evaluating risk over six distinct but overlapping risk areas:

Responsibility and Reputation	Risks that may impact the well-being of the Company, its employees, customers, patients, communities or reputation
Strategy	Macro risks that may impact our ability to achieve long-term business objectives
Operations	Risks in operations and cybersecurity that may impact our ability to achieve business objectives
Compliance	Risks related to compliance with laws, regulations and Company values, ethics, and policies
Reporting	Risks to maintaining accurate financial statements and timely, complete financial disclosures
Safety	Risks to employee, patient, or community health and safety

The goal of the ERM process is to provide an ongoing review, implemented across the Company and aligned to Company values and ethics, to identify and assess risk, and to monitor risk and agreed-upon mitigating action. Furthermore, if a risk transforms into an incident, the ERM process ensures that effective response and business continuity plans are in place. If the ERM process identifies a material risk, it will be elevated through the CEO and the Executive Committee to the full Board of Directors for consideration.

The Audit Committee periodically reviews the ERM process to ensure it is robust and functioning effectively. In addition, the Audit Committee has primary responsibility for overseeing the Company's risk-management program relating to cybersecurity. However, the full Board participates in periodic reviews and discussion dedicated to the Company's cyber risks, threats and protections.

Through the ERM process, each Board committee oversees specific areas of risk relevant to the committee through direct interactions with the CEO, members of the Company's Executive Committee, and the heads of business divisions and corporate functions. For instance, the Audit Committee oversees risk relating to finance, business integrity and Sarbanes-Oxley reporting through its interactions with the Chief Financial Officer, Chief Compliance Officer, Controller, and the Head of Internal Audit. A committee may address risks directly with management, or, where appropriate, may elevate a risk for consideration by the full Board or another Board committee.

The separate ERM process and Board committee approach to risk management leverages the Board's leadership structure to ensure the Board oversees risk on both a Company-wide approach and through specific areas of competency.

RELATED PERSON TRANSACTIONS

RELATED PERSON TRANSACTION POLICY

The Board of Directors has adopted a written Related Person Transaction Policy (the "Policy"), which is incorporated into the Policies of the Board and administered by the Governance Committee. The Policy governs the review and approval of any transactions involving amounts exceeding $120,000 to which the Company or a subsidiary is a party and in which a "related person" has a direct or indirect material interest. A "related person" is any Director, Director nominee, executive officer, or holder of more than 5% of any outstanding class of the Company's voting securities, as well as immediate family members or certain affiliated entities of any of the foregoing persons.

Pursuant to the Policy, management determines whether a transaction requires review by the Governance Committee, in which case the transaction along with all material information will be disclosed to the Governance Committee for review, approval, ratification or termination. In the event a related person transaction is approved by the Governance Committee, such transaction will be subject to ongoing monitoring to ensure that the transaction remains fair and reasonable to the Company. For additional information, the full Policy is available on the Company's website at *www.merck.com/about/leadership.*

CERTAIN RELATED PERSON TRANSACTIONS

Each Director, Director nominee, and executive officer of Merck annually completes and submits to the Company a D&O Questionnaire. The D&O Questionnaire requests, among other things, information regarding whether any Director, Director nominee, executive officer or their immediate family members had an interest in any transaction or proposed transaction with Merck or its subsidiaries, or has a relationship with a company that has entered or proposes to enter into such a transaction.

After review of the D&O Questionnaires by the Office of the Secretary, the responses are collected, summarized and distributed to responsible areas within the Company to identify any potential transactions. All relevant relationships and any transactions, along with payables and receivables, are compiled for each person and affiliation. Management submits a report of the affiliations, relationships, transactions and appropriate supplemental information to the Governance Committee for its review. Based on this information for 2018, the Governance Committee has determined that no transactions require disclosure under Item 404(a) of Securities and Exchange Commision Regulation S-K.

BOARD MEETINGS AND COMMITTEES

In 2018, the Board of Directors met six times. Under the Policies of the Board, Directors are expected to attend regular Board meetings, applicable Board committee meetings, and annual shareholder meetings.

The independent Directors of the Board met in thirteen executive sessions in 2018. Mr. Brun, Lead Director of the Board, presided over the executive sessions. Eleven of the twelve Directors attended the 2018 Annual Meeting of Shareholders.

All Directors attended at least 75% of the meetings of the Board and of the committees on which they served in 2018.

The Board of Directors has four standing committees, each of which is made up solely of independent Directors: Audit Committee; Compensation and Benefits Committee; Governance Committee; and Research Committee. In addition, the Board from time to time establishes special purpose committees. All of our standing committees are governed by Board-approved charters, which are available on our website at *www.merck.com/about/leadership/board-of-directors*. The committees evaluate their performance and review their charters annually. Additional information about the committees is provided below. As a non-independent director, Mr. Frazier is not a member of any Board committee.

AUDIT COMMITTEE



Pamela J. Craig
Chair

OTHER MEMBERS

Leslie A. Brun
Thomas R. Cech, Ph.D.
Mary Ellen Coe[1]
Paul B. Rothman, M.D.

NUMBER OF MEETINGS IN 2018:
9

FINANCIAL EXPERTS ON AUDIT COMMITTEE

The Board has determined that Mr. Brun and Ms. Craig are "audit committee financial experts" as defined by the SEC and that each has accounting or related financial management expertise as required by NYSE Corporate Governance Listing Standards.

OVERVIEW

The Audit Committee oversees our accounting and financial reporting processes, internal controls and audits and consults with management, the internal auditors and the independent auditors on, among other items, matters related to the annual audit, the published financial statements and the accounting principles applied. The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors (as described on page 85 of this proxy statement) and for the approval of the annual internal audit plan as executed by the Internal Audit organization.

The Audit Committee's Report is included on page 85 of this proxy statement.

THE PRIMARY FUNCTIONS OF THIS COMMITTEE ARE TO:

- appoint, evaluate and retain our independent auditors;
- maintain direct responsibility for the compensation, termination and oversight of our independent auditors and evaluate the independent auditors' qualifications, performance and independence;
- monitor compliance with the Foreign Corrupt Practices Act and the Company's policies on ethical business practices, and report on these items to the Board;
- establish procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company (as described under "Shareholder Communications with the Board" on page 25 of this proxy statement); and
- oversee the ERM process.

(1) Joined the Board of Directors on March 18, 2019

COMPENSATION AND BENEFITS COMMITTEE



Thomas H. Glocer
Chair

OTHER MEMBERS

Rochelle B. Lazarus
Patricia F. Russo
Inge G. Thulin
Peter C. Wendell

NUMBER OF MEETINGS IN 2018:
6

COMPENSATION AND BENEFITS COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

There were no C&B Committee interlocks or insider (employee) participation during 2018.

OVERVIEW

The Compensation and Benefits Committee (the "C&B Committee") annually reviews and approves corporate goals and objectives relevant to the total direct compensation opportunity for the Chairman and CEO and certain other officers; evaluates their performance against these goals and objectives; and, based on this evaluation, sets their target total direct compensation and determines payouts under our variable compensation plans. The details of the processes and procedures involved are described in the CD&A beginning on page 42. The independent members of the full Board ultimately make the final decisions regarding the Chairman and CEO's total direct compensation.

The C&B Committee Report is included on page 56 of this proxy statement.

THE PRIMARY FUNCTIONS OF THIS COMMITTEE ARE TO:

- establish and maintain a competitive portfolio of executive compensation and benefits programs designed to attract, motivate and retain the talent necessary to execute the Company's long-term strategic plan;
- discharge the Board's responsibilities for compensating our officers;
- oversee and monitor
  – the competence and qualifications of our executive officers,
  – officer succession,
  – the soundness of the organizational structure, and
  – other related matters necessary to ensure the effective management of the business; and
- review the Compensation Discussion and Analysis ("CD&A") for inclusion in our proxy statement.

GOVERNANCE COMMITTEE



Leslie A. Brun
Chair | Lead Director

OTHER MEMBERS

Pamela J. Craig

Thomas H. Glocer

Rochelle B. Lazarus

Patricia F. Russo

Inge G. Thulin

NUMBER OF MEETINGS IN 2018:
3

OVERVIEW

The Governance Committee oversees the Company's corporate governance, including the practices, policies and procedures of the Board and its committees. Further, the Committee annually reviews the size, structure and needs of the Board and Board committees, reviews possible candidates for the Board, and recommends Director nominees to the Board for approval. The details of the review process and assessment of candidates are described under "Criteria for Board Membership and Director Nomination Process" beginning on page 17 of this proxy statement.

THE PRIMARY FUNCTIONS OF THIS COMMITTEE ARE TO:

- coordinate an annual evaluation of Board performance, and review Board compensation, related person transactions, and D&O indemnity and fiduciary liability insurance coverage for the Company's officers and non-employee Directors;

- oversee the Board's Incumbent Director Resignation Policy;

- review the Company's Good Manufacturing Practice compliance, including internal and external audits; our Environmental, Health and Safety practices; our supply chain manufacturing strategy and governance, as well as our third-party sourcing program; our business continuity plans; and our privacy policies and practices;

- review social, political and economic trends that affect our business; review the positions and strategies we pursue to influence public policy;

- monitor and evaluate our corporate citizenship programs and activities, including the support of charitable, political and educational organizations and political candidates and causes; and

- review legislative, regulatory, privacy and other matters that could impact our shareholders, customers, employees and the communities in which we operate.

RESEARCH COMMITTEE



Thomas R. Cech, Ph.D.
Chair

OTHER MEMBERS

Paul B. Rothman, M.D.

Wendell P. Weeks

Peter C. Wendell

NUMBER OF MEETINGS IN 2018:
4

OVERVIEW

The Research Committee oversees the overall strategy, direction and effectiveness of the Company's research and development operations. Details about the Company's latest R&D accomplishments for 2018 are described under "Research & Development Highlights" on page 2 of this proxy statement.

THE PRIMARY FUNCTIONS OF THIS COMMITTEE ARE TO:

- assist the Board in its oversight of matters pertaining to our strategies and operations for the research and development of pharmaceutical product and vaccines;

- identify areas and activities that are critical to the success of our product and vaccine discovery, development and licensing efforts, and evaluate the effectiveness of our strategies and operations in those areas;

- keep the Board apprised of this evaluation process and findings and make appropriate recommendations to the President of Merck Research Laboratories and to the Board on modifications of strategies and operations; and

- assist the Board in its oversight responsibilities to ensure compliance with the highest standards of scientific integrity in the conduct of Merck research and development.

COMPENSATION CONSULTANTS

ROLE OF COMPENSATION CONSULTANTS

The C&B Committee retains the services of a compensation consultant to serve as an objective third-party advisor on the reasonableness of compensation levels and on the appropriateness of the compensation program structure in supporting our business strategy and human resource objectives. Since 2008, the C&B Committee has retained FW Cook as its compensation consultant. In addition, FW Cook is periodically retained by the Governance Committee to assist with a review of the Directors' compensation program.

INDEPENDENCE OF COMPENSATION CONSULTANT

The C&B Committee annually reviews the services provided by FW Cook and has concluded that FW Cook is independent in providing executive compensation consulting services. The C&B Committee conducted a specific review of its relationship with FW Cook in 2019, and, consistent with the guidance provided under the Dodd-Frank Act, and by the SEC and the NYSE, determined that FW Cook's work for the C&B Committee did not raise any conflicts of interest. In making this determination, the C&B Committee reviewed information provided by FW Cook on the following factors:

- the provision of other services to Merck by FW Cook;
- the fees received from Merck by FW Cook as a percentage of the total revenue of FW Cook;
- the policies and procedures of FW Cook that are designed to prevent conflicts of interest;
- any business or personal relationship between any member of FW Cook's consulting team advising the C&B Committee or any other employee of FW Cook and a member of the C&B Committee;

- any business or personal relationship between any member of FW Cook's consulting team advising the C&B Committee or any other employee at FW Cook and an executive officer of Merck; and
- any stock of Merck owned by any member of FW Cook's consulting team advising the C&B Committee or any other employee at FW Cook or their immediate family members.

In particular, the C&B Committee noted that (i) FW Cook provided no other services to Merck, other than occasional assistance to the Human Resources staff arising from FW Cook's C&B Committee-related duties; and (ii) FW Cook's work is performed directly on behalf of the Board working in cooperation with management, to assist both the C&B and the Governance Committees with executing their respective responsibilities.

SERVICES PERFORMED DURING 2018

During 2018, FW Cook supported the C&B Committee by:

- reviewing our competitive market data with respect to the CEO's and other senior executives' compensation;
- providing guidance and analysis on executive compensation plan design, market trends, regulatory developments and best practices;
- assisting with design and setting of performance goals in the variable incentive plans;

- assisting in determining the CEO's target total direct compensation and payouts under the Executive Incentive Plan; and
- assisting with the preparation of public filings related to executive compensation, including the CD&A, CEO pay ratio and the accompanying tables and footnotes.

Since 2010, management has retained Pay Governance LLC to provide consulting services on an as needed basis. In 2018, Pay Governance performed a risk-assessment of our executive compensation program, policies and practices. Their report, which was presented to the C&B Committee, indicated that our programs do not create incentives for excessive risk-taking and include meaningful safeguards to mitigate compensation program risk.

SHAREHOLDER ENGAGEMENT

Merck regularly communicates with shareholders to better understand their perspectives and has established a shareholder engagement program that is proactive and cross-functional. Throughout the year, members of our Investor Relations department, the Office of the Secretary, the Human Resources department, and the Office of Corporate Responsibility, as well as other subject-matter experts within the Company, engage with our shareholders to remain well-informed regarding their perspective on current issues and to address any questions or concerns. These teams serve as liaisons between shareholders, members of senior management, and the Board.

In addition, we conduct an extensive shareholder outreach program twice a year focused on governance and executive compensation. We believe it is most productive to discuss governance and compensation issues well in advance of the Annual Meeting so management and the Board can gather information about investor perspectives and make educated and deliberate decisions that are balanced and appropriate for Merck's diverse shareholder base and in the best interest of the Company.

During 2018, we held discussions with a number of our shareholders in the spring before the Annual Meeting and once again in late Fall. In Fall 2018, our Lead Director, Leslie Brun, Chair of the Compensation and Benefits Committee, Thomas Glocer, and Chair of the Audit Committee, Pamela Craig, all participated in substantive engagements with many of the Company's largest shareholders. We also regularly seek to take advantage of other engagement opportunities and events.

"Ensuring that our company has meaningful, direct engagement with our shareholders is a top priority for our Board. We believe our company and shareholders benefit greatly from open and candid dialogue, which is a key reason why we expanded our program in 2018 to include greater Board member involvement in the engagement meetings. We will continue to enhance our engagement initiatives to foster transparency and build relationships between our company and its shareholders."

Leslie A. Brun
LEAD INDEPENDENT DIRECTOR

Given our large shareholder base, we concentrate our outreach efforts on our largest 30 shareholders, which represents approximately 43% of our ownership.

Topics Discussed with Shareholders during 2018

- Company strategy
- Board leadership, composition and refreshment
- CEO succession
- Board and management diversity
- Director overboarding
- Director tenure

- Board evaluation process
- Risk oversight
- Cybersecurity
- Executive compensation programs
- Policy and pricing environment

- Global access to Merck products
- Merck Animal Health
- ESG reporting
- Merck culture
- Reputation

These discussions provided valuable insights into shareholder views of our current governance practices, corporate responsibility practices and executive compensation programs as well as the shareholders' voting processes and policies. We were pleased that, in the aggregate, our top shareholders expressed no consistent concerns about our Board, corporate governance, or executive compensation programs or practices. The feedback received was summarized and presented to the Governance Committee, the C&B Committee, and the full Board. We have incorporated certain suggestions to enhance or clarify our disclosures into this proxy statement.

Our Board is committed to continuing to engage with shareholders on a regular basis to better understand and consider their views.

PROXY ACCESS

After engaging with a number of our largest shareholders, our Board of Directors proactively amended our By-Laws in 2015 to give shareholders a right to proxy access for Director nominations. Our amended By-Laws allow a shareholder (or a group of no more than twenty shareholders) who has maintained continuous qualifying ownership of at least 3% of the Company's outstanding common stock for at least three years to include Director nominees constituting up to 20% of the Board in the Company's proxy materials for an annual meeting of shareholders. The amended By-Laws, which prescribe additional requirements for proxy access, are available on our website at *www.merck.com/about/leadership*.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

The Board of Directors welcomes input from shareholders and other interested parties, and has established a process to receive these communications. Shareholders and interested parties may communicate directly with the Board, the independent Lead Director, the non-management or independent Directors as a group, or other members of the Board by writing to the following address:

Board of Directors
Merck & Co., Inc.
2000 Galloping Hill Road, K1-4157
Kenilworth, NJ 07033 U.S.A.

In order to manage efficiently the volume of correspondence received, communications will be reviewed by the Corporate Secretary for the purpose of determining whether the contents are appropriate for submission to the entire Board, the Chairman, the independent Lead Director, or the Chair of a particular committee. The Corporate Secretary will not transmit:

- communications that advocate that the Company engage in illegal activity;
- communications that, under community standards, contain offensive or abusive content;
- communications that have no relevance to the role of the Board or to the business of the Company;
- resumes or other job-related inquiries; and
- mass mailings, solicitations and advertisements.

Comments or questions regarding the nomination of Directors and other corporate governance matters will be referred to the Chair of the Governance Committee. Comments or questions regarding executive compensation will be referred to the Chair of the C&B Committee.

In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. These procedures are described in the Merck Code of Conduct — Our Values and Standards.

The Merck Code of Conduct and general information on communications to the Board are available on our website at *www.merck.com/about/leadership*.

POLITICAL CONTRIBUTIONS AND LOBBYING EXPENDITURE OVERSIGHT AND DISCLOSURE

Merck is committed to participating constructively and responsibly in the policymaking process, and to providing information and analysis on the issues that affect our business and patient care. As described on our website, our participation in the public policy debate is focused on two key objectives: encouraging innovation and improving patient access to quality healthcare. The Company's public policy positions are determined by senior management with oversight by the Governance Committee. Our political contributions are made in accordance with all applicable laws and Company policies and procedures, and are overseen by senior management. The Governance Committee monitors all such contributions and the full Board receives a bi-annual report. In addition, the Company publicly discloses and regularly updates information regarding its public policy positions and advocacy expenditures on our website at *www.merck.com/about/views-and-positions* and *www.msdresponsibility.com/our-approach/public-policy*.

COMMITMENT TO CORPORATE RESPONSIBILITY

Operating responsibly is fundamental to Merck's long-term success as a global biopharmaceutical company. It is also increasingly important to our stakeholders as expectations for how companies conduct themselves and contribute to society continue to rise.

Merck's corporate responsibility approach is aligned with our focus on invention. It also underscores our commitment to overcoming the greatest obstacles to health and well-being, developing and rewarding our employees, protecting the environment, and operating with the highest standards of ethics and transparency.

Reflecting our commitment to managing environmental, social and governance (ESG) issues, we continue to focus our approach to corporate responsibility in four primary areas that are of greatest relevance to our business and society: Access to Health, Employees, Environmental Sustainability, and Ethics & Transparency.

SUSTAINABLE DEVELOPMENT GOALS

The Sustainable Development Goals (SDGs) represent the international community's aspirations for improving the lives of all people by 2030. We are committed to helping achieve the SDGs adopted by the United Nations (UN) in 2015 to help end poverty, protect the environment and ensure prosperity. The UN has called for broad-based support of the SDGs, including the private sector, and we are committed to helping facilitate the private sector's engagement by identifying ways to contribute to societal needs while achieving our company's business objectives.

While all of the SDGs are essential to foster sustainable development, Good Health and Well Being (SDG 3) is at the core of our mission to save and improve lives. In addition, our commitment to help achieve the SDGs focuses on seven additional areas in which Merck is uniquely positioned to create sustainable impact.

REPORTING

Our annual corporate responsibility report is a web-based, ESG reporting platform, that incorporates several external guidelines and measurement frameworks such as the Global Reporting Initiative (GRI), UN Sustainable Development Goals (SDGs), UN Global Compact, and the Sustainability Accounting Standards Board (SASB).

> *"Our company has an important role to play in tackling some of humanity's greatest challenges. By fostering a long-term, strategic approach to our business and our contributions to society, we not only strengthen our future as a company, but also fulfill our commitments to make this a better, healthier world for all."*

Kenneth C. Frazier
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

EXTERNAL RECOGNITION

Our commitment to responsibility continues to earn us external recognition. Below is a selection of the awards and recognition Merck received over the past year.

- *Black Enterprise's* **Best 50 Companies for Diversity**
- *Forbes'* and *JUST Capital's* **Just 100 list of America's Best Corporate Citizens**
- *Fortune Magazine's* **"Change the World" list** for our fight against the Ebola virus
- FTSE4Good Index constituent
- Human Rights Campaign (HRC) Foundation's **Best Places to Work for LGBTQ Equality**
- Institutional Shareholder Services' (ISS) **highest E&S QualityScore**
- National Association for Female Executives (NAFE) List of **Top Companies for Executive Women**
- Thomson Reuters' **Top 100 Diverse & Inclusive Organizations**
- *TIME Magazine's* **50 Genius Companies**
- U.S. Environmental Protection Agency's (EPA) **Sustained Excellence Award**
- *Working Mother's* **100 Best Companies List**
- *Working Mother's* **Best Companies for Dads List**

To learn more about our corporate responsibility approach, progress and commitments, please visit: **MSDresponsibility.com**

OUR CORPORATE RESPONSIBILITY FOCUS AREAS

We continue to focus our approach to corporate responsibility in four primary areas that are of greatest relevance to our business and society: Access to Health, Employees, Environmental Sustainability, and Ethics & Transparency.



ACCESS TO HEALTH

311 M people reached through our major programs and partnerships in 2017

We believe it is our responsibility to address the health needs of patients and society through transformational science: inventing vaccines, medicines and animal health products to help millions around the world. Expanding access to health is a business imperative for optimizing and sustaining our business over the long term. We also recognize that barriers to quality care and medical treatment — such as a lack of trained health care professionals, weak infrastructure, political uncertainty, civil strife, and a shortage of safe water in many parts of the world — make even basic health care delivery difficult at best. These challenges go well beyond what we can address alone. Through a range of policies, programs and partnerships, we are focused on transforming the future of human and animal health.



EMPLOYEES

 **40%** of our management roles in 2017 were held by women

 **36%** of new U.S. hires in 2017 were members of underrepresented ethnic groups

Addressing today's health challenges demands the diverse talents, resources and cooperation of everyone who can play a role in saving and improving people's lives. We are working to create a 21st-century workforce that is gender-balanced and inclusive of top, diverse talent. A positive, inclusive and high-performing work environment is essential in order for our employees to feel welcome, valued, and able to fully contribute to the business objectives of their teams.



ENVIRONMENTAL SUSTAINABILITY

As of 2017, 4.9% of our purchased electricity came from renewable sources, which is on track toward our goal of 50% by 2025

The world's resources are limited, and over the next few decades the demand for energy, clean water and other natural resources will increase substantially due to population growth and economic development. Climate change is projected to significantly impact human health and could present risks to our business. As a global company, we believe we have a responsibility to use resources wisely and drive innovations that will enable global development while protecting and preserving the planet and the communities in which we live and work.



ETHICS & TRANSPARENCY

 **100%** of our global employees completed training on our Code of Conduct in 2017

We aspire to be open and transparent about how we operate in order to earn and retain the trust and confidence of our customers, employees, shareholders, and other important stakeholders. We disclose information through a variety of mechanisms, including our financial disclosures, our annual corporate responsibility report, and participation in voluntary efforts such as CDP, formerly the Carbon Disclosure Project, as well as through the media and direct stakeholder engagement.

STOCK OWNERSHIP INFORMATION

STOCK OWNERSHIP OF DIRECTORS AND OFFICERS

The table below reflects the number of shares of Merck common stock beneficially owned by (a) each of our Directors; (b) each of our executive officers named in the Summary Compensation Table; and (c) all Directors and executive officers as a group. As of February 28, 2019, 2,581,617,358 shares of Merck common stock were issued and outstanding. Unless otherwise noted, the information is stated as of February 28, 2019, and the beneficial owners exercise sole voting and/or investment power over their shares. In addition, unless otherwise indicated, the address for each person named below is c/o Merck & Co., Inc., 2000 Galloping Hill Road, Kenilworth, New Jersey 07033.

Name of Beneficial Owner[1]	Company Common Stock			Phantom Stock Units[4]
	Shares Beneficially Owned[2]	Right to Acquire Beneficial Ownership Under Options/Stock Units Exercisable/ Distributable Within 60 Days[3]	Percent of Class	
Kenneth C. Frazier	801,725	2,890,538	*	—
Leslie A. Brun	1,948	5,000	*	39,363
Thomas R. Cech	100	—	*	34,165
Pamela J. Craig	1,715	—	*	11,095
Thomas H. Glocer	5,100	—	*	62,689
Rochelle B. Lazarus	6,351[5]	—	*	81,270
John H. Noseworthy[6]	100	—	*	8,879
Paul B. Rothman	100	—	*	11,095
Patricia F. Russo	13,148	—	*	32,506
Inge G. Thulin	100	—	*	4,920
Wendell P. Weeks	100	5,000	*	86,031
Peter C. Wendell	1,000	—	*	87,084
Robert M. Davis	137,659	631,012	*	—
Roger M. Perlmutter	175,335	678,409	*	—
Adam H. Schechter[7]	33,491	428,888	*	—
Jennifer L. Zachary[8]	—	—	*	—
All Directors and Executive Officers as a Group (24 individuals)	1,455,768	5,564,887	*	478,818

*   Less than 1% of the Company's outstanding shares of common stock.

(1) Ms. Coe was elected to the Board effective March 18, 2019 and is not included in this table.

(2) Includes equivalent shares of common stock held by the Trustee of the Merck U.S. Savings Plan, for the accounts of individuals as follows: Mr. Frazier — 4,010 shares, and all Directors and executive officers as a group — 7,869 shares.

(3) This column reflects the number of shares that could be acquired within 60 days of February 28, 2019, through the exercise of outstanding stock options.

(4) Represents phantom shares denominated in Merck common stock under the Plan for Deferred Payment of Directors' Compensation or the Merck Deferral Program.

(5) Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 1,757 shares held by Ms. Lazarus' spouse.

(6) Dr. Noseworthy is not standing for re-election as a Merck Director in 2019.

(7) Mr. Schechter served as Executive Vice President and President, Global Human Health until December 31, 2018.

(8) Ms. Zachary was hired on April 16, 2018 and will acquire 5,772 shares (subject to tax withholding) at her first equity vesting and 24,397 vested options in May 2019.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below reflects the number of shares beneficially owned by persons or entities known to us to own more than 5% of the outstanding shares of Merck common stock as of December 31, 2018. As of December 31, 2018, 2,592,567,018 shares of Merck common stock were issued and outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group **100 Vanguard Blvd., Malvern, PA 19355**	205,593,589 [1]	7.90%
BlackRock, Inc. **55 East 52nd Street, New York, NY 10055**	194,589,541 [2]	7.50%

(1) As reported on Amendment No. 4 to Schedule 13G (the "Vanguard filing") filed with the SEC on February 11, 2019. According to the Vanguard filing, of the 205,593,589 shares of Merck common stock beneficially owned by The Vanguard Group ("Vanguard"), as of December 31, 2018, Vanguard has the sole power to vote or direct the vote with respect to 3,058,113 shares, shared power to vote or direct the vote with respect to 623,813 shares, sole power to dispose or to direct the disposition of 201,983,205 shares, and shared power to dispose or to direct the disposition of 3,610,384 shares.

(2) As reported on Amendment No. 9 to Schedule 13G (the "BlackRock filing") filed with the SEC on February 6, 2019. According to the BlackRock filing, of the 194,589,541 shares of Merck common stock beneficially owned by BlackRock, Inc. ("BlackRock"), as of December 31, 2018, BlackRock has the sole power to vote or direct the vote with respect to 170,066,424 shares and sole power to dispose or to direct the disposition of 194,589,541 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and Directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC and the NYSE. Officers, Directors and greater than 10% beneficial owners are required to furnish us with copies of all Section 16(a) forms they file. We are not aware of any beneficial owner of more than 10% of Merck common stock.

Based solely upon a review of the copies of the forms furnished to us during fiscal year 2018, or written representations from certain reporting persons that no Forms 5 were required, we believe that all filing requirements applicable to our officers and Directors were complied with during 2018.

PROPOSAL 1
ELECTION OF DIRECTORS

2019 NOMINEES FOR DIRECTOR

The Board has recommended 12 nominees for election as Directors at this Annual Meeting: Mr. Leslie A. Brun, Dr. Thomas R. Cech, Ms. Mary Ellen Coe, Ms. Pamela J. Craig, Mr. Kenneth C. Frazier, Mr. Thomas H. Glocer, Ms. Rochelle B. Lazarus, Dr. Paul B. Rothman, Ms. Patricia F. Russo, Mr. Inge G. Thulin, Mr. Wendell P. Weeks and Mr. Peter C. Wendell. All nominees, other than Mr. Frazier, our Chief Executive Officer, satisfy the NYSE independence requirements.

Ms. Coe was elected to the Board effective March 18, 2019, to serve until this Annual Meeting and to stand for election by shareholders at the meeting. All other nominees currently serve on the Board and were elected by the shareholders at the 2018 Annual Meeting. Ms. Coe was first identified as a possible Director candidate by a third-party search firm and her candidacy was discussed with the Governance Committee. She also met with multiple members of the Board in advance of her election.

In recommending to the full Board the re-election of Wendell Weeks, the members of the Governance Committee considered policies at a few of the Company's major shareholders regarding the number of outside boards on which an active CEO should participate, and several Directors engaged directly with shareholders on this topic. Given the importance of the digital transformation of the healthcare industry, the Committee determined that Mr. Weeks' service on the Amazon and Corning Boards was a strategic advantage because he can provide relevant perspective and expertise. The Committee also took into account Mr. Weeks' distinguished history of insightful contributions and near-perfect meeting attendance during his tenure on the Merck Board.

Dr. John H. Noseworthy has served on the Board since 2017. The Board has benefited from his deep experience in patient care, science and medicine. Due to other commitments, Dr. Noseworthy will not be standing for re-election as a Merck Director in 2019.

All the Director nominees named in this proxy statement meet the Board's criteria for membership and were recommended by the Governance Committee for election by shareholders at this Annual Meeting. All of the nominees hold, or have held, senior leadership positions in large, complex organizations, including multi-national corporations, medical or academic institutions, or charitable organizations. In these positions, our nominees have demonstrated their leadership, intellect and analytical skills, and gained deep experience in core disciplines significant to their oversight responsibilities at Merck. Their roles in these organizations also enable them to offer quality advice and counsel to the Company's management. If elected, each nominee will serve until the 2020 Annual Meeting of Shareholders or until a successor has been duly elected and qualified.

Any nominee who does not receive a majority of the votes cast with respect to his or her election will not be re-elected as a Director of the Company. However, under the New Jersey Business Corporation Act, incumbent Directors who are not re-elected in an uncontested election because of a failure to receive a majority of the votes cast in favor of their re-election will be "held over" and continue as Directors of the Company until they resign, or their successors are elected at the next election of directors. Our Incumbent Director Resignation Policy, included in the Policies of the Board, provides that an incumbent Director who is not re-elected must submit a resignation. The Governance Committee will evaluate whether to accept such resignation and make a recommendation to the full Board, which must act on the recommendation no later than 90 days following certification of the shareholder vote.

If any nominee becomes unavailable for election (which we do not expect), votes will be cast for such substitute nominee or nominees as may be designated by the Board of Directors, unless the Board of Directors reduces the size of the Board.

There are no family relationships among Merck's executive officers and Directors.

We provide biographical information for each Director nominee below, including the key experience and some of the qualifications and skills each Director brings to the Board that are important in light of our current needs and business priorities.

The Board of Directors recommends that shareholders vote FOR the election of each of the director nominees.

LESLIE A. BRUN

INDEPENDENT | LEAD DIRECTOR



AGE: 66

DIRECTOR SINCE: 2008

COMMITTEES:

 **Audit**

 **Governance** (Chair)

EXPERIENCE

Mr. Brun has extensive management, investment banking, commercial banking and financial advisory experience in a highly-regulated industry, as well as demonstrated success throughout his tenure as the Chairman and CEO of Sarr Group, LLC and Chairman, CEO and founder of Hamilton Lane. Mr. Brun's depth of financial expertise also derives from his experience as a Managing Director and co-founder of the investment banking group of Fidelity Bank. In addition, his directorships at other public companies, including service as the Non-executive Chairman of CDK Global, Inc., Lead Director of Broadridge Financial Solutions, Inc., and Chair of the HR and Compensation Committee at Hewlett Packard Enterprise Company, provide him with extensive experience on corporate governance issues.

CAREER HIGHLIGHTS

Sarr Group, LLC, an investment holding company
- Chairman and Chief Executive Officer (2006-present)

CCMP Capital Advisors, LLC, global private equity firm
- Managing Director and Head of Investor Relations (2011-2013)

Hamilton Lane, private equity firm
- Chairman and Chief Executive Officer (1991-2005)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
- Broadridge Financial Solutions, Inc. (since 2007), Non-executive Chairman (2011-2018)
- CDK Global, Inc. (since 2014), Non-executive Chairman (2014)
- Corning Incorporated (since 2018)

FORMER
- Automatic Data Processing, Inc. (2003-2015)
- Hewlett Packard Enterprise Company (2015-2018)

THOMAS R. CECH, PH.D.

INDEPENDENT



AGE: 71

DIRECTOR SINCE: 2009

COMMITTEES:

 **Audit**

 **Research** (Chair)

EXPERIENCE

Dr. Cech has extensive scientific expertise relevant to the pharmaceutical industry, including being a Nobel Prize-winning chemist and a Professor at the University of Colorado. In addition, his role as the former President of the Howard Hughes Medical Institute provides Dr. Cech with extensive managerial experience with direct relevance to scientific research.

AWARDS
- National Medal of Science (1995)
- Nobel Prize in Chemistry (1989)

CAREER HIGHLIGHTS

University of Colorado
- Distinguished Professor, Chemistry and Biochemistry (1990-present)
- Director, BioFrontiers Institute (2009-present)

Howard Hughes Medical Institute, non-profit medical research organization
- President (2000-2009)
- Investigator (1988-present)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
None

FORMER
None

MARY ELLEN COE INDEPENDENT



AGE: 52

DIRECTOR SINCE:
2019

COMMITTEES:

 **Audit**

EXPERIENCE

Ms. Coe has a deep understanding of the digital landscape, as well as global strategy and operations, due to her experience as a senior leader at Alphabet (formerly Google Inc.). She also has extensive consumer marketing and sales expertise from her leadership position at McKinsey and other global marketing consulting firms.

CAREER HIGHLIGHTS

Alphabet Inc. (formerly Google Inc.)
- President, Global Customer Solutions (2017-present)
- Vice President, Go-to-Market Operations and Strategy (2012-2017)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
None

FORMER
- Whole Foods Market, Inc. (2016-2017)

PAMELA J. CRAIG INDEPENDENT



AGE: 62

DIRECTOR SINCE:
2015

COMMITTEES:

 **Audit**
(Chair)

 **Governance**

EXPERIENCE

Ms. Craig has extensive finance, management, operational, technology and international business expertise, including her history of accomplishment and executive ability as Chief Financial Officer of Accenture plc. In addition, her directorships at other public companies, including her service as the Chair of the Audit Committee at Akamai Technologies, Inc., provide her with valuable experience on governance issues facing public companies.

CAREER HIGHLIGHTS

Accenture plc, global management consulting, technology services and outsourcing company
- Chief Financial Officer (2006-2013)
- Senior Vice President, Finance (2004-2006)
- Group Director, Business Operations and Services (2003-2004)
- Managing Partner, Global Business Operations (2001-2003)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
- Akamai Technologies, Inc. (since 2011)
- Progressive Insurance (since 2018)

FORMER
- VMware, Inc. (2013-2015)
- Wal-Mart Stores, Inc. (2013-2017)

KENNETH C. FRAZIER



AGE: 64

DIRECTOR SINCE: 2011

EXPERIENCE

Mr. Frazier has broad managerial and operational expertise and deep institutional knowledge, as well as a track record of achievement, integrity and sound judgment demonstrated prior to, and during his long tenure with Merck. In addition, his role as the Chair of the Board Affairs Committee of Exxon Mobil Corporation has provided him with important experience on governance issues facing public companies.

CAREER HIGHLIGHTS

Merck & Co., Inc.
- Chairman and Chief Executive Officer (2011-present)
- President (2010-present)
- Executive Vice President and President, Global Human Health (2007-2010)
- Executive Vice President and General Counsel (2006-2007)
- Senior Vice President and General Counsel (1999-2006)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
- Exxon Mobil Corporation (since 2009)

FORMER
None

THOMAS H. GLOCER



AGE: 59

DIRECTOR SINCE: 2007

COMMITTEES:

Compensation and Benefits (Chair)

Governance

EXPERIENCE

Mr. Glocer has extensive management, operational, technology and international business expertise, including his history of accomplishment and executive ability as CEO and a Director of Thomson Reuters Corporation. In addition, his directorships at other public companies, including his service as Lead Director and as a member of the Operations and Technology Committee at Morgan Stanley, provide him with valuable experience on governance issues facing public companies.

CAREER HIGHLIGHTS

Angelic Ventures LP, a family office investing in early-stage technology and data companies
- Founder and Managing Partner (2012-present)

Thomson Reuters Corporation, multi-national media and information firm
- Chief Executive Officer (2008-2011)
- Chief Executive Officer, Reuters Group PLC (2001-2008)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
- Morgan Stanley (since 2013)
- Publicis Groupe (since 2016)

FORMER
None

ROCHELLE B. LAZARUS
INDEPENDENT



AGE: 71

DIRECTOR SINCE:
2004

COMMITTEES:

 **Compensation and Benefits**

 **Governance**

EXPERIENCE

Ms. Lazarus has extensive expertise in management, including talent management, marketing, and communications, as well as a track record of achievement and sound judgment, as demonstrated by her history as Chairman and CEO of Ogilvy & Mather. Through her role as Trustee of New York Presbyterian Hospital, she has also gained experience in overseeing the management of medical providers, a key stakeholder group of the Company. In addition, her strong background in reputation management and consumer insight provides the Board with valuable insight into the Company's branding strategy. She also has extensive experience as a director of charitable and civic organizations.

CAREER HIGHLIGHTS

Ogilvy & Mather, global advertising and marketing communication company
- Chairman Emeritus (2012-present)
- Chairman, Ogilvy & Mather Worldwide (2008-2012)
- Chairman and Chief Executive Officer (1996-2008)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
- The Blackstone Group L.P. (since 2013)

FORMER
- General Electric (2000-2018)

PAUL B. ROTHMAN, M.D.
INDEPENDENT



AGE: 61

DIRECTOR SINCE:
2015

COMMITTEES:

 **Audit**

 **Research**

EXPERIENCE

Dr. Rothman has extensive expertise in patient care, science and medicine relevant to the pharmaceutical industry, including his positions as the CEO of Johns Hopkins Medicine and the Dean of Medical Faculty and Vice President for Medicine, The Johns Hopkins University, and his past experience as Dean and Head of Internal Medicine at Carver College of Medicine at the University of Iowa. In addition, his vast operational and management experience of a large-scale medical organization provide him with a deep understanding of the complexities of the U.S. healthcare delivery system and policy environment.

CAREER HIGHLIGHTS

Johns Hopkins University
- Dean of the Medical Faculty and Vice President for Medicine (2012-present)

Johns Hopkins Medicine
- Chief Executive Officer (2012-present)

Carver College of Medicine at the University of Iowa
- Dean (2008-2012)
- Head of Internal Medicine (2004-2008)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
None

FORMER
None

PATRICIA F. RUSSO

INDEPENDENT



AGE: 66

DIRECTOR SINCE:
1995[1]

COMMITTEES:

Compensation and Benefits

Governance

EXPERIENCE

Ms. Russo has extensive management, operational, international business and financial expertise, broad understanding of the technology industry, which includes her career achievements during her tenure as CEO and Director of Alcatel-Lucent and Lucent Technologies Inc. In addition, her directorships at other public companies, including her roles as the Non-executive Chairman of Hewlett Packard Enterprise Company and Chair of the Governance and Corporate Responsibility Committee of General Motors, provide her with deep experience on governance issues facing large public companies.

CAREER HIGHLIGHTS

Hewlett Packard Enterprise Company, technology company
- Non-executive Chairman (2015-present)

Alcatel-Lucent, global telecommunications equipment company
- Chief Executive Officer and Director (2006-2008)
- Chairman, Lucent Technologies Inc. (2003-2006)
- President and Chief Executive Officer, Lucent Technologies Inc. (2002-2006)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
- General Motors Company (since 2009)
- Hewlett Packard Enterprise Company (since 2015), Non-executive Chairman (2015)
- KKR Management Inc. (the managing partner of KKR & Co., L.P.) (since 2011)

FORMER
- Hewlett-Packard Company (2011-2015)
- Arconic, Inc. (2016-2018) formerly Alcoa, Inc. (2008-2016)

(1) Ms. Russo was on the Board of Directors of Schering-Plough Corporation from 1995 until 2009 when the Company became Merck & Co., Inc.

INGE G. THULIN

INDEPENDENT



AGE: 65

DIRECTOR SINCE:
2018

COMMITTEES:

Compensation and Benefits

Governance

EXPERIENCE

Mr. Thulin has extensive management, operational, technology and international business expertise, as demonstrated by a track record of success leading 3M Company. Mr. Thulin possesses broad industry experience drawn from 3M's diverse businesses, commitment to research, and strong life sciences division. He also brings valuable insight into driving innovation, based on his experience with new product development and manufacturing.

CAREER HIGHLIGHTS

3M Company, global technology company
- Executive Chairman (2018-present)
- Chairman, President and Chief Executive Officer (2012-2018)
- President and Chief Executive Officer (2012)
- Executive Vice President and Chief Operating Officer (2011-2012)
- Executive Vice President, International Operations (2004-2011)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
- 3M Company (since 2012)
- Chevron Corporation (since 2015)

FORMER
None

WENDELL P. WEEKS   INDEPENDENT



AGE: 59

DIRECTOR SINCE:
2004

COMMITTEES:

 **Research**

EXPERIENCE

Mr. Weeks has extensive management, commercial, operational, and financial expertise, as well as a track record of success evidenced by his history at Corning Incorporated. Mr. Weeks possesses broad experience based on Corning's diverse businesses and a demonstrated ability to manage effectively through market volatility. Mr. Weeks also has unique insight into managing innovation and supply chain complexities based on Corning's global operations. In addition, Mr. Weeks' experience as a member of the Board of Amazon.com, Inc. provides him with an important perspective on potential future disruption in the healthcare marketplace and expertise in digital technology strategy.

CAREER HIGHLIGHTS

Corning Incorporated, glass and materials science innovator for the optical communications, mobile consumer electronics, display, automotive, and life sciences industries

- Chairman, Chief Executive Officer and President (2010-present)
- Chairman and Chief Executive Officer (2007-2010)
- President and Chief Executive Officer (2005-2007)
- President and Chief Operating Officer (2002-2005)

OTHER PUBLIC DIRECTORSHIPS

CURRENT

- Amazon.com, Inc. (since 2016)
- Corning Incorporated (since 2000)

FORMER

None

PETER C. WENDELL   INDEPENDENT



AGE: 68

DIRECTOR SINCE:
2003

COMMITTEES:

 **Compensation and Benefits**

 **Research**

EXPERIENCE

Mr. Wendell has extensive management, financial and venture capital expertise as demonstrated by his positions as a Managing Director of Sierra Ventures, his status as a Lecturer in strategic management at the Stanford University Graduate School of Business for over 20 years, and his former Chairmanship of the Princeton University endowment.

CAREER HIGHLIGHTS

Sierra Ventures, technology-oriented venture capital firm

- Managing Director (1982-present)

Stanford University
- Faculty, Stanford University Graduate School of Business (1991-present)

OTHER PUBLIC DIRECTORSHIPS

CURRENT
None

FORMER
None

DIRECTOR COMPENSATION

Our non-employee Directors receive cash compensation, as well as cash settled equity compensation in the form of deferred stock units, for their Board service. During 2018, non-employee Directors were compensated for their Board service as shown in the chart below.

2018 SCHEDULE OF DIRECTOR FEES

Compensation Element[1]	Director Compensation Program
Annual Retainer	$ 115,000, which may be deferred, at the Director's election
Annual Mandatory Deferral	$ 185,000 credit to Director's Merck common stock account under the Plan for Deferred Payment of Directors' Compensation
Committee Chair Retainer	$ 30,000 for the Audit Committee[2]
	$ 20,000 for the Governance Committee[3]
	$ 20,000 for the Compensation and Benefits Committee
	$ 20,000 for the Research Committee
Audit Committee Member Retainer	$ 10,000[2]
Lead Director Retainer	$ 30,000[3]

(1) All annual retainers are paid in quarterly installments.

(2) The Audit Committee Chair retainer includes the Audit Committee Member retainer fee in the amount of $10,000.

(3) The independent Lead Director is the Chairperson of the Governance Committee as prescribed by the committee charter. As a result of the combined responsibility, the Lead Director retainer totals $50,000 in the aggregate.

DIRECTORS' DEFERRAL PLAN

Annual Retainer

Under the Merck & Co., Inc. Plan for Deferred Payment of Directors' Compensation ("Directors' Deferral Plan"), each Director may elect to defer all or a portion of cash compensation from retainers. Any amount so deferred is, at the Director's election, valued as if invested in investment measures offered under the Merck U.S. Savings Plan, including our common stock, and is payable in cash in installments or as a lump sum beginning with the year after service as a Director ceases.

Annual Mandatory Deferral

In addition to the annual retainer, each Director will receive a deferred stock unit — that is, a credit to the Director's Merck common stock account under the Directors' Deferral Plan — with a value of $185,000 annually upon election (or re-election) at the Annual Meeting of Shareholders. Directors who join the Board after that date are credited with a pro-rata portion. All distributions from the Directors' deferred account are settled in cash.

EXPENSES AND MATCHING GIFT PROGRAM

We reimburse all Directors for travel and other necessary business expenses incurred in the performance of their services for us, and extend coverage to them under our travel accident and directors' and officers' indemnity insurance policies. Directors are also eligible to participate in the Merck Foundation Matching Gift Program. The maximum gift total for an active Director participant in the matching gift program is $30,000 in any calendar year.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Upon joining the Board, each Director must own at least one share of Merck common stock. Directors must attain a target Merck common stock ownership level having a value equal to five times the annual cash retainer within five years of joining the Board, or as soon thereafter as practicable. Deferred stock units held in the Merck common stock account under the Directors' Deferral Plan are counted toward the target goal. Any Director may request that the Governance Committee consider whether the target ownership level is appropriate in view of such Director's personal circumstances.

As of December 31, 2018, all Directors serving at least five years have either met or exceeded these stock ownership requirements. Mr. Thulin joined the Board effective March 1, 2018 and Ms. Coe joined the Board effective March 18, 2019. These two Directors are making progress toward meeting the stock ownership guidelines.

2018 DIRECTOR COMPENSATION

The table below summarizes the annual compensation for our non-employee Directors for the fiscal year ended December 31, 2018.

Mr. Frazier is the only Director who is an officer and employee of the Company, and he does not receive any additional compensation for his Board service.

Name[1]	Director Compensation for Fiscal Year Ended December 31, 2018			
	Fees Earned or Paid in Cash ($)	Option Awards ($) [5]	All Other Compensation ($) [6]	Total ($)
Leslie A. Brun	$ 175,000	—	$ 185,000	$ 360,000
Thomas R. Cech	130,000	—	217,776	347,776
Pamela J. Craig	145,000	—	210,000	355,000
Thomas H. Glocer	135,000	—	185,000	320,000
Rochelle B. Lazarus	115,000	—	245,000	360,000
John H. Noseworthy	115,000	—	185,000	300,000
Carlos E. Represas[2]	47,917	—	—	47,917
Paul B. Rothman	125,000	—	230,000	355,000
Patricia F. Russo	115,000	—	215,000	330,000
Craig B. Thompson[3]	101,250	—	185,000	286,250
Inge G. Thulin[4]	95,833	—	199,167[7]	295,000
Wendell P. Weeks	115,000	—	245,000	360,000
Peter C. Wendell	115,000	—	245,000	360,000

(1) Ms. Coe was elected to the Board effective March 18, 2019 and is not included in this table.

(2) Mr. Represas retired from the Board effective May 22, 2018.

(3) Dr. Thompson retired from the Board effective October 2, 2018.

(4) Mr. Thulin was elected to the Board effective March 1, 2018.

(5) No grants have been made under the 2010 Non-Employee Directors Stock Option Plan since 2011, though the Board has the right to further amend the Plan. Stock options previously issued to Directors under the 2010 Non-Employee Directors Stock Option Plan and any predecessor plans became exercisable in substantially equal installments on the first, second and third anniversaries of the grant date. All stock options previously issued to Directors are fully vested and exercisable. All options expire on the day before the tenth anniversary of their grant. The exercise price of the options is the closing price of our common stock on the grant date as quoted on the New York Stock Exchange.

On December 31, 2018, the number of option awards outstanding for each Director who served during 2018 were:

Director Name	Outstanding Option Awards at 12/31/18
L.A. Brun	10,000
T.R. Cech	0
P.J. Craig	0
T.H. Glocer	10,000
R.B. Lazarus	0
J.H. Noseworthy	0
C.E. Represas	0
P.B. Rothman	0

Director Name	Outstanding Option Awards at 12/31/18
P.F. Russo	0
C.B. Thompson	5,000
I.G. Thulin	0
W.P. Weeks	10,000
P.C. Wendell	0

(6) Represents Company credits (in the form of deferred stock units) to the Directors' Deferral Plan. Mr. Represas did not receive a Company credit to the Directors' Deferal Plan because he retired from the Board at the 2018 Annual Meeting of Shareholders, which occurred prior to the award date.

Figures also include charitable contributions made by the Merck Foundation under its matching gift program on behalf of the following Directors:

Director Name	Matched Charitable Contribution ($)
T.R. Cech	$32,776
P.J. Craig	25,000
R.B. Lazarus	60,000
P.B. Rothman	45,000
P.F. Russo	30,000
W.P. Weeks	60,000
P.C. Wendell	60,000

The matching contribution amounts shown above include 2017 and 2018 contributions that were paid in calendar year 2018.

(7) During 2018, Mr. Thulin received a prorated portion of the 2017 credit when he joined the Board on March 1, 2018, as well as the full 2018 portion at the 2018 Annual Meeting.

PROPOSAL 2
NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are pleased to provide our shareholders the opportunity to vote on a non-binding, advisory resolution to approve the compensation of our Named Executive Officers ("NEOs") as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables, beginning on page 42.

As described in the Compensation Discussion and Analysis, our executive compensation programs are principally designed to reward executives based on the achievement of Company and individual performance objectives which, as a whole, are intended to drive sustainable long-term value creation for shareholders and reflect and maintain our position as an industry leader in the development of innovative medicines. The compensation of our NEOs is also designed to enable us to attract, engage, and retain talented, high-performing and experienced executives in a competitive market.

In order to align executive pay with operational performance and the creation of long-term shareholder value, a significant portion of compensation paid to our NEOs is allocated to annual cash and long-term equity incentives, which are directly linked to Company and/or stock price performance. For 2018, 90% and approximately 81%, respectively, of the CEO's and other NEOs' annual target total direct compensation was variable based on our operating performance and/or our stock price.

The NEOs received above-target payouts of 126% under our 2018 Executive Incentive Plan due to over-achievement against our financial and research-based objectives. Our 2016 PSU program measured performance over a cumulative three-year period using equal components of relative-TSR and Operating Cash Flow. The overall payout for this plan for the three-year performance period ending December 31, 2018 was 126%, reflecting achievement of 115% of Operating Cash Flow targets and relative-TSR results of 137% versus our Peer Group.

In addition, management and the C&B Committee of the Board of Directors continually review the compensation programs for the NEOs to ensure they achieve the desired goals of reinforcing alignment of officer incentives with the interests of shareholders and linking compensation to performance as measured by operational results. As a result, we have adopted the policies and practices described on page 45 to further align pay with operational performance and increases in long-term shareholder value while minimizing excessive risk-taking.

We are asking shareholders to indicate their support for the NEO compensation as described in this proxy statement. Accordingly, the following resolution will be submitted for approval by shareholders at the 2019 Annual Meeting:

> "Resolved, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion described in pages 42 to 74 of this proxy statement, is hereby APPROVED on an advisory basis."

The shareholder vote on this resolution will not be binding on management or the Board of Directors and will not be construed as overruling any decision by management or the Board. However, the Board of Directors and the C&B Committee value the opinions of our shareholders as expressed through their votes and other communications. In 2018, shareholders continued their support of our executive compensation programs with 95% of the votes cast for approval of a similar proposal. We will continue to give careful consideration to the outcome of the advisory vote on executive compensation and to the opinions of our shareholders when making compensation decisions.

At our 2017 Annual Meeting of Shareholders, our shareholders voted in support of annual advisory votes on future executive compensation proposals. The Board of Directors has adopted a practice providing for annual say-on-pay advisory votes. The Board expects that the next say-on-pay vote will occur in 2020.

FOR **The Board of Directors recommends that shareholders vote FOR the resolution to approve, on an advisory basis, the compensation of our named executive officers.**

COMPENSATION DISCUSSION AND ANALYSIS

SIGNIFICANT ACHIEVEMENTS IN 2018

☑ **Generated** meaningful growth in sales and earnings

☑ **Cemented** leadership in immuno-oncology

☑ **Advanced** pipeline of innovative therapies

☑ **Invested** for future growth behind R&D pipeline and in manufacturing capacity

☑ **Executed** value-enhancing business development transactions

☑ **Delivered** robust capital returns to shareholders through increased dividend and share repurchases

CONTENTS

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary	43
Executive Compensation Program Objectives and Strategy	44
Say-on-Pay	45
Compensation Policies and Practices	45
Peer Groups	46
Detailed Discussion and Analysis	47
The Elements of 2018 Compensation	49
Compensation Risk Assessment	56
Compensation and Benefits Committee Report	56


Kenneth C. Frazier
Chairman, President and Chief Executive Officer


Robert M. Davis
Executive Vice President, Global Services, and Chief Financial Officer


Roger M. Perlmutter, M.D., Ph.D.
Executive Vice President and President, Merck Research Laboratories


Adam H. Schechter*
Former Executive Vice President and President, Global Human Health


Jennifer L. Zachary
Executive Vice President and General Counsel

* Mr. Schechter served as Executive Vice President and President, Global Human Health until December 31, 2018.

EXECUTIVE SUMMARY

2018 was a momentous year in which Merck shifted fundamental treatment and prevention paradigms. The continued growth of our oncology franchise exceeded expectations with KEYTRUDA capturing greater market share based on strong patient outcomes across many tumor types. Our investigational vaccine for Ebola became the backbone of global public health authority efforts to contain outbreaks of this life-threatening disease and our GARDASIL patient base expanded significantly with the FDA approval for GARDASIL 9 in males and females ages 27–45 and the commercial launch in China. Animal Health sales increased 9% driven primarily by sales growth in the Bravecto product line and companion animal vaccines. The acquisition of Antelliq, a leader in digital animal identification, traceability and monitoring solutions will augment our already broad and fast-growing animal health portfolio by adding market-leading digital products providing further growth opportunities.

Our full-year results reflect our success in focusing on our growth drivers — oncology, vaccines, select hospital and specialty care and animal health with top and bottom line results exceeding expectations. In the context of our Scorecard, which is used to determine payouts for our annual cash incentives, including the Executive Incentive Plan ("EIP"), revenue slightly exceeded target despite the loss of exclusivity of several products, heightened competition and increasing pricing pressure. Pre-tax income exceeded target by 3% as a result of our ongoing discipline in managing Sales, General and Administrative ("SG&A") costs.

Our performance in 2018 demonstrates our progress in establishing ourselves as the premier, research-intensive, biopharmaceutical company with sustainable revenue growth driven by a strong R&D pipeline. In the context of our Scorecard, we significantly outperformed against our Pipeline objectives as a result of over-achievement in the number of approval, filing and global development milestones.

We continue to invest meaningfully in R&D, allocating capital and resources toward the discovery and development of our most promising assets and in pursuit of acquisitions and collaborations. One notable example is our strategic partnership with Eisai for Lenvima which received approval in the U.S., China and Europe for the first-line treatment of patients with unresectable liver cancer and its second breakthrough therapy designation when used in combination with KEYTRUDA.

In September, the Board made the decision to eliminate the Mandatory CEO Retirement Policy, facilitating Mr. Frazier's continued leadership as Chairman, President and Chief Executive Officer. As a result of the elimination of the Mandatory CEO Retirement Policy, Mr. Frazier lost a pension benefit from his tenure prior to becoming CEO. To restore the loss of the benefit, the Board approved a $2.5 million credit to Mr. Frazier's deferred compensation account. The credit will be forfeited if his employment ends before January 2020 (unless due to his earlier death or disability).

As we enter 2019 under his leadership, we are well-positioned for growth and value creation and optimistic about our ability to address unmet medical needs, deliver innovation that will matter to the patients we serve and return capital to our shareholders.

TOP AND BOTTOM LINE GROWTH

5% ↑
Revenue Growth despite the negative impact of $1.2B in loss of exclusivity

7% ↑
Increase in Non-GAAP pre-tax income from 2017 to 2018

$9.8B
GAAP investment in R&D in 2018

SHAREHOLDER VALUE CREATION

$14.3B
Capital Returned to Shareholders (dividends and share repurchases)

15% ↑
increase to quarterly dividend beginning in January 2019

TOTAL SHAREHOLDER RETURN
Year-end 2018

1-YEAR	3-YEAR	5-YEAR
40.0%	**16.6%**	**12.3%**
TOP QUARTILE		ABOVE MEDIAN

EXECUTIVE COMPENSATION PROGRAM OBJECTIVES AND STRATEGY

OUR INDUSTRY ENVIRONMENT

The pharmaceutical industry is science-focused and requires experimentation to foster innovation. Ultimately, the work we do has an enormous impact on global health and well-being. Because of the inherent complexity and dynamic science of human and animal health, even with flawless execution we risk failure.

- Our customers are struggling with the unsustainable economics of healthcare
- The costs associated with innovation are increasing while relative return is decreasing due to ongoing pricing pressure
- The competition density against key products limits their commercial life, putting additional pressure on our pipeline
- It takes 10 to 15 years to discover, develop, and bring a new product to market

OUR COMPENSATION PROGRAM MUST ADDRESS THE INDUSTRY ENVIRONMENT WE OPERATE WITHIN, BE MARKET-COMPETITIVE AND PAY-FOR-PERFORMANCE

We strive to balance the need to deliver market-competitive pay within a framework that provides the appropriate mix of fixed and variable, at-risk compensation to attract, retain and motivate talent and align with our pay-for-performance objectives.

Our program must…

✓ Support our efforts to attract and retain the brightest and most innovative minds in business, research and academia.

✓ Align the interests of our executives with the interests of our shareholders to ensure prudent actions that will benefit long-term value.

✓ Reward our executives based on the achievement of sustained financial and operating performance and demonstrated leadership.

✓ Support a shared, one-company mindset of performance and accountability to deliver on business objectives.

VARIABLE COMPENSATION IS A CRITICAL COMPONENT OF OUR PAY-FOR-PERFORMANCE OBJECTIVES

Annual Cash Incentive

The Company Scorecard (described in more detail on page 50) focuses on our most critical business drivers — revenue, pre-tax income and pipeline — and is used to determine the payout for our annual incentive for all employees, including our NEOs under the EIP. Our Scorecard performance for 2018 resulted in above-target achievement of 126%.

Long-Term Incentive (LTI)

The long-term incentive program provides our NEOs with the opportunity to own Merck stock, directly linking a substantial portion of their compensation to the long-term performance of our stock.

For the 2016–2018 performance period (described in more detail on page 53), PSUs paid out at 126% based on cumulative, three-year Operating Cash Flow ("OCF") and relative Total Shareholder Return ("R-TSR") during the performance period, each weighted at 50%.

SAY-ON-PAY ADVISORY VOTE

In 2018, shareholders continued their support for our executive compensation programs with 95% of the votes cast for approval of the say-on-pay proposal. Consistent with the Company's strong interest in shareholder engagement and our pay-for-performance approach, the C&B Committee has continued to examine our executive compensation program to ensure alignment between the respective interests of our executives and shareholders. No significant changes were made to our executive compensation program in 2018 as a result of the say-on-pay vote.

We ask that our shareholders approve, on an advisory basis, the compensation of our named executive officers as further described in Proposal 2 on page 40.



SAY-ON-PAY RESULTS

2015	2016	2017	2018
95%	94%	95%	95%

COMPENSATION POLICIES AND PRACTICES

Our executive compensation and corporate governance programs are designed to closely link pay with operational performance and increases in long-term shareholder value while minimizing excessive risk-taking. To help us accomplish these important objectives, we have adopted the following policies and practices over time:

WE DO...	WE DO NOT...
✔ Require double-trigger vesting of equity in the event of a change in control (i.e., there must be both a change in control and an involuntary termination)	✘ Allow Directors and management employees including officers to engage in transactions involving short sales, publicly traded options, hedging or pledging of Company stock
✔ Utilize a total shareholder return metric in the PSU program to align the payout with long-term stock performance and shareholder experience	
✔ Provide dividend equivalents only on earned Restricted Stock Units (RSUs) or PSUs	
✔ Monitor LTI program share utilization regularly relative to both industry standards and versus our pharmaceutical and supplemental peer groups	✘ Grant time-vested RSUs to NEOs as part of the annual LTI program
✔ Conduct competitive benchmarking to ensure executive officer compensation is aligned to market	✘ Grant stock options with an exercise price less than fair market value
✔ Offer limited perquisites that are supported by business interests	
✔ Include caps on annual cash incentive and PSU program payouts	✘ Re-price underwater stock options without shareholder approval
✔ Retain an independent compensation consultant that reports directly to the C&B Committee	
✔ Maintain robust stock ownership requirements and share retention policies	✘ Pay tax gross-ups in the event of a change in control
✔ Maintain an incentive recoupment (i.e. clawback) policy	
✔ Conduct assessments to identify and mitigate risk in our compensation programs	
✔ Avoid employment agreements	

MERCK'S PRIMARY PEER GROUP

Individual executive officer compensation levels and opportunities are compared to a Peer Group of large multinational pharmaceutical companies that participate in a pharmaceutical industry compensation survey. The survey is conducted by Willis Towers Watson, an independent consulting firm. In setting compensation levels for 2018, the C&B Committee reviewed the survey results, which consisted of the following Peer companies with which Merck competes to attract talented, high-performing executives:

PEER GROUP COMPANIES

AbbVie
Amgen
AstraZeneca
Bristol-Myers Squibb
Eli Lilly
GlaxoSmithKline
Johnson & Johnson
Novartis
Pfizer
Roche
Sanofi


All numbers as of 12/31/2018
REVENUE
$ billions
$42.29
$32.73
MARKET CAPITALIZATION
$ billions
$198.69
$122.64
NUMBER OF EMPLOYEES
69,000
90,200
Merck
Pharma Peer Group Median

MERCK'S SUPPLEMENTAL PEER GROUP

In addition to the pharmaceutical Peer Group described above, we also use a Supplemental Peer Group consisting of the companies that comprise the Dow Jones Industrial Average (excluding the financial services companies) as a secondary reference for CEO compensation and for other compensation-related practices (for example, share usage and dilution, change in control policy design and share ownership and retention guidelines). Merck is a member of the Dow Jones Industrial Average and we believe this group provides insight into practices among companies of similar scale and complexity.

PEER GROUP COMPANIES

3M
Apple
Boeing
Caterpillar
Chevron
Cisco
Coca-Cola
DowDuPont
Exxon Mobil
Home Depot
IBM
Intel
Johnson & Johnson
McDonald's
Microsoft
Nike
Pfizer
Procter & Gamble
UnitedHealth Group
United Technologies
Verizon
Visa
Walgreens
Walmart
Walt Disney


All numbers as of 12/31/2018
REVENUE
$ billions
$42.29
$66.83
MARKET CAPITALIZATION
$ billions
$198.69
$211.12
NUMBER OF EMPLOYEES
69,000
131,000
Merck
Supplemental Peer Group Median

Our overarching strategy is to position our executives' target total direct compensation (base salary, target cash incentive and target long-term equity incentive) at the 50th percentile, on average, with variability by individual executive based on scope of responsibility, market availability of proven talent, the critical need to retain the executive, sustained performance over time, potential for advancement as part of key succession planning processes, and other unique factors that may exist from time to time. This median target compensation philosophy ensures that actual realized compensation varies above or below market levels based on attainment of longer-term goals and changes in shareholder value, and that overall costs and share dilution are reasonable and sustainable relative to market practices.

DETAILED DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis or "CD&A" describes the material elements of compensation for our 2018 Named Executive Officers, who are listed below.

KENNETH C. FRAZIER — CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



AGE: 64

TENURE: 26.9 YEARS

COMPENSATION DECISIONS FOR 2018

- Increased base salary by 2.2%
- Increased LTI target by $500,000
- Maintained annual incentive target
- Increased Total Target Direct Compensation by 3.6%



$1,610,577 Base Salary

$13,357,099 Stock+Option Grant Value

Total Annual Compensation **$20.93M**

$0 Change in Pension Value

$2,905,028* All Other Compensation

$3,061,800 Non-Equity Incentive Plan

$0 Bonus

* Includes $2.5M in deferred compensation to offset the loss of pension benefits due to the elimination of the Mandatory CEO Retirement Policy. For additional details, see Pension Benefits section on page 66.

ROBERT M. DAVIS — EXECUTIVE VICE PRESIDENT, GLOBAL SERVICES, AND CHIEF FINANCIAL OFFICER



AGE: 52

TENURE: 5.0 YEARS

COMPENSATION DECISIONS FOR 2018

- Increased base salary by 2.5%
- Maintained annual and LTI targets
- Increased Total Target Direct Compensation by 0.9%



$1,043,726 Base Salary

$3,904,375 Stock+Option Grant Value

Total Annual Compensation **$6.62M**

$171,067 Change in Pension Value

$111,695 All Other Compensation

$1,389,977 Non-Equity Incentive Plan

$0 Bonus

ROGER M. PERLMUTTER, M.D., PH.D.

EXECUTIVE VICE PRESIDENT AND PRESIDENT, MERCK RESEARCH LABORATORIES



AGE: 66

TENURE: 9.9 YEARS

COMPENSATION DECISIONS FOR 2018

- Increased base salary by 3%
- Maintained annual and LTI targets
- Increased Total Target Direct Compensation by 1.1%


$1,116,262 Base Salary
$236,334 Change in Pension Value
$147,696 All Other Compensation
$4,109,864 Stock+Option Grant Value
Total Annual Compensation $7.10M
$1,488,486 Non-Equity Incentive Plan
$0 Bonus

ADAM H. SCHECHTER

FORMER EXECUTIVE VICE PRESIDENT AND PRESIDENT, GLOBAL HUMAN HEALTH



AGE: 55

TENURE: 30.8 YEARS

COMPENSATION DECISIONS FOR 2018

- Increased base salary by 2.5%
- Maintained annual and LTI targets
- Increased Total Target Direct Compensation by 0.9%


$1,055,207 Base Salary
$0 Change in Pension Value
$140,224 All Other Compensation
$3,904,375 Stock+Option Grant Value
Total Annual Compensation $6.51M
$1,405,267 Non-Equity Incentive Plan
$0 Bonus

JENNIFER L. ZACHARY

EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL



AGE: 41

TENURE: .7 YEARS

COMPENSATION DECISIONS FOR 2018

- Hired April 16, 2018
- See page 71 for Agreement details


$553,846 Base Salary
$30,462 Change in Pension Value
$750,000 Bonus
$165,997 All Other Compensation
$3,054,914 Stock+Option Grant Value
Total Annual Compensation $5.20M
$638,400 Non-Equity Incentive Plan

THE ELEMENTS OF 2018 COMPENSATION

CEO
Total Target Direct Compensation



10% Base Salary
14% Annual Cash Incentive
76% Long-Term Equity Incentives
90% Performance Based

Other NEOs (average)
Total Target Direct Compensation



19% Base Salary
19% Annual Cash Incentive
62% Long-Term Equity Incentives
81% Performance Based

The C&B Committee, and in the case of Mr. Frazier, the Board of Directors (not including Mr. Frazier), determines compensation for the NEOs each year based on a variety of factors including knowledge, skills and experience; breadth, scope and complexity of role; and competitive positioning as compared to our pharmaceutical and supplemental peer groups as described in more detail on page 46.

Additional details regarding the roles and responsibilities of the C&B Committee are provided beginning on page 21.

BASE SALARY

The C&B Committee must balance the need to deliver a competitive level of base salary while also ensuring the appropriate mix of fixed to variable compensation for each NEO.

As shown in the table, adjustments were made to base salaries in 2018. All adjustments were based on Merck's U.S. salary increase budget for all employees, including the NEOs.

Executive Officer	Annual Base Salary Increase %	Market Adjustment %	Base Salary Effective April 2018
Kenneth C. Frazier	2.2%	No Change	$1,620,000
Robert M. Davis	2.5	No Change	1,050,625
Roger M. Perlmutter	3.0	No Change	1,125,084
Adam H. Schechter	2.5	No Change	1,062,182
Jennifer L. Zachary	New Hire	New Hire	800,000

ANNUAL CASH INCENTIVE

The NEOs participate in the shareholder-approved Executive Incentive Plan.

Award amounts under the EIP are determined based upon achievement of Company performance measures as reflected by the Company Scorecard. The overall EIP award fund cannot exceed 200% of the aggregate total target incentive amount for all participants. The maximum award amount for each NEO for 2018, excluding the impact of the Scorecard, is listed in the *Grants of Plan-Based Awards* table on page 61.

Other than the addition of Ms. Zachary, no changes were made to EIP targets for the 2018 performance period as shown in the table.

Executive Officer	2017 Target Annual Incentive % of Base Salary	2018 Target Annual Incentive % of Base Salary
Kenneth C. Frazier	150%	No Change
Robert M. Davis	105	No Change
Roger M. Perlmutter	105	No Change
Adam H. Schechter	105	No Change
Jennifer L. Zachary	N/A	95%

2018 Merck Company Scorecard

Our Company Scorecard helps translate our strategic priorities into operational terms that track and measure our progress and performance against annual operating goals and critically important long-term strategic drivers of sustainable value creation tied to our research and development pipeline — all of which are measured in the context of health, safety and environmental outcomes. Revenue and Pre-Tax Income are equally weighted at 40% based on the C&B Committee's belief that they are the key financial measures of our success during the year. The Pipeline milestones are weighted at 20% and are designed to ensure that we are focused on internal and external early discovery opportunities, late-stage clinical development progression, filings and approvals.

As indicated above, the threshold and stretch revenue and pre-tax income goals are set in relation to the Board-approved annual operating plan and the expectations of management. The pipeline goals are established by the head of Merck Research Labs, and reviewed by the Research and C&B Committees of the Board each year. Failure to achieve threshold performance on any of the metrics would result in forfeiture of the entire opportunity for that metric. If the combined results of the three metrics do not total at least 50, the entire opportunity would be forfeited (i.e., there would be no payout). The overall results of the Scorecard are calibrated so individuals may receive between 50% and 200% of their target award opportunity established for the annual performance period. The Scorecard structure and results are summarized below.

2018 COMPANY SCORECARD

Measure	Weight	Target ($) billions	Reported ($) billions	Adjusted ($) billions	Final Score
Revenue vs. Plan*	**40**	**$42.5**	**$42.3**	**$42.6**	**42**
Non-GAAP Pre-tax Income vs. Plan*	**40**	**$14.1**	**$14.5**	**$14.5**	**50**
Value of Pipeline	**20**				**34**
Approval Milestones	5				8
Filing Milestones	5				10
Global Development Milestones	5				10
Discovery and Early Development	5				6
Total	**100**				**126**

* Measured excluding foreign exchange

Revenue:

For purposes of the Scorecard, reported revenue of $42.3B was adjusted to $42.6B to remove the negative impact of foreign exchange rates (vs. foreign exchange rates budgeted in the annual operating plan), and adjusted for business development transactions, exceeding our internal revenue target of $42.5B.

Pre-Tax Income:

For purposes of the Scorecard, reported pre-tax income of $14.5B was maintained at $14.5B after removing the negative impact of foreign exchange rates (vs. foreign exchange rates budgeted in the annual operating plan), adjusted for business development transactions, and the impact of certain other items, exceeding our internal pre-tax income target of $14.1B.

2018 Annual Incentive Payouts

The table below shows the 2018 annual cash incentives paid to the NEOs. The total annual incentive amount paid to each NEO is reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.



Annual Base Salary × Target Annual Incentive % × Company Scorecard Result = Final Award $

NAMED EXECUTIVE OFFICER 2018 ANNUAL INCENTIVE PAYMENTS

Named Executive Officer	Annual Base Salary (as of 12/31/18) ($)	Target Annual Incentive (%)	Target Annual Incentive ($)	Company Scorecard Result (%)	Final Award ($)
K.C. Frazier	$1,620,000	150%	$2,430,000	126%	$3,061,800
R.M. Davis	1,050,625	105	1,103,156	126	1,389,977
R.M. Perlmutter	1,125,084	105	1,181,338	126	1,488,486
A.H. Schechter	1,062,182	105	1,115,291	126	1,405,267
J.L. Zachary	533,333[1]	95	506,667[1]	126	638,400

(1) Ms. Zachary's annual base salary and target annual cash incentive have been pro-rated to reflect her adjusted annual incentive opportunity for 2018 under the EIP based on her April 16, 2018 hire date.

LONG-TERM EQUITY INCENTIVES

2018 AWARD MIX

We use two long-term incentive ("LTI") vehicles to ensure that our LTI program remains balanced, sustainable and supportive of its objectives over a multi-year period.



Performance Share Units

PSUs link realized compensation value to the achievement of critical financial and operational objectives and align executives' interests with those of our shareholders. The earned award varies based on results versus pre-determined performance goals, as well as long-term returns to shareholders as measured by relative stock price performance and dividend yield.



Stock Options

Stock options align our executives' interests with the interests of our shareholders because options only have financial value to the recipient if the price of our stock at the time of exercise exceeds the stock price on the date of grant. As a result, we believe stock option grants encourage executives to focus on behaviors and initiatives that support sustained long-term stock price appreciation, which benefits all shareholders.

Current LTI Grant Practices

All grants to executive officers are approved by the C&B Committee, and in the case of Mr. Frazier, the Board of Directors (not including Mr. Frazier). Annual PSU grants (with a 3-year performance period) are generally made on the last business day in March and annual stock option grants are made on the third business day following announcement of our first quarter earnings. We may also selectively grant stock options and RSUs to executive officers on the third business day following the announcement of quarterly earnings generally as part of a new hire sign-on or for retention purposes. These dates were chosen to ensure that grants are made shortly after we have released information about our financial performance to the public. However, the C&B Committee reserves the right to change the date when grants are made, in view of its responsibility to consider all facts and circumstances to ensure that grants are consistent with our compensation philosophy and objectives.

Stock options are granted at no less than fair market value on a fixed date or event, with all required approvals obtained in advance of or on the actual grant date. Fair market value is the closing price of a share of Company stock on the grant date. In certain countries, a higher grant price may be used to satisfy provisions of local applicable law. The re-pricing of stock options is not permitted under the Incentive Stock Plan ("ISP") without prior shareholder approval.

2018 LTI Grant Values

The 2018 annual LTI grant values for the CEO and other NEOs as compared to the prior year are shown in the following table. The number of shares associated with each award is set forth in the *Grants of Plan-Based Awards* table on page 61. Mr. Frazier's LTI grant value was increased by the Board to recognize his sustained performance and leadership.

Executive Officer	Target Grant Value[1]		Increase in Target Grant Value
	2017	2018	
Kenneth C. Frazier	$12,500,000	$13,000,000	+$500,000
Robert M. Davis	3,800,000	3,800,000	0
Roger M. Perlmutter	4,000,000	4,000,000	0
Adam H. Schechter	3,800,000	3,800,000	0
Jennifer L. Zachary	N/A	2,000,000	New Hire

(1) Grant values shown above will be different from the values shown in the Summary Compensation and Grants of Plan-Based Awards tables based on the fair value on grant date in accordance with FASB ASC Topic 718 and SEC disclosure rules which consider factors other than share price.

2018 PSU Program

At the beginning of each year, we establish three-year performance targets for the metrics under the PSU program. For awards granted through 2016, the performance metrics were OCF and relative-TSR, each weighted 50%. Beginning with awards granted in 2017, the metrics include cumulative Earnings Per Share (EPS), (25%), OCF (25%) and relative-TSR (50%). Payouts under the PSU program are formulaic; the C&B Committee does not consider individual performance or use discretion when determining final awards.

EPS and OCF targets are established based on our three-year financial plan, which considers a variety of factors including management, Board and external expectations and aspirations of our long-term performance. Relative-TSR performance versus our peer group is measured at the end of the three-year period using an out- or under-performance model that compares Merck's average annual TSR to the median TSR of our pharmaceutical peer group. Each percentage point of out- or under-performance versus the median modifies the earned award by +/-5 percentage points. In the event of under-performance by more than 10 percentage points, there will not be a payout on the relative-TSR portion of the award. In the event of out-performance, the payout on the relative-TSR portion of the award cannot exceed 200%. If relative-TSR is negative, the payout on this portion of the award cannot exceed 100%, even if our relative-TSR out-performs the median of the peer group.



PAYOUTS UNDER THE 2016-2018 PSU AWARD CYCLE

For grants issued in 2016, 60% of each Named Executive Officer's annual target LTI was converted to units based on the closing price of Merck stock on the date of grant. The number of units ultimately earned is based on our performance against the pre-established OCF target and R-TSR performance.

For the 2016-2018 award cycle, our performance against three-year cumulative OCF and R-TSR versus our pharmaceutical peer group, each weighted at 50%, resulted in an actual payout of 126% as illustrated in the tables below.

The 126% payout was based on our strong OCF performance (115%) due to above plan After-Tax Net Income, partially offset by higher than planned working capital driven by strategic inventory build and extended payment terms for KEYTRUDA. As discussed in Appendix B on page 102, OCF was adjusted to remove the impact of business development, tax, accounting changes, and actual foreign exchange rates vs. plan rates. We outperformed the median TSR of our Peer Group by 7.3%, which increased the payout by +5% for each percentage point of outperformance, resulting in an R-TSR payout of 137%.

OCF GOALS
50% WEIGHTING

200%
150%
100%
25%
0%
115%
$36.8
ACTUAL
$30.9B
THRESHOLD
$36.3B
TARGET
$39.9B
STRETCH

115% result × 50% weighting = 57%[1]

RELATIVE ANNUALIZED-TSR VS. PEER GROUP
50% WEIGHTING

Annualized TSR (%)(2)
19.7
16.2
14.2
12.7
12.5
9.0
8.9
4.6
4.0
3.7
0.2
-6.9
8.9%
PEER MEDIAN
ABBV
MRK
PFE
JNJ
LLY
AZN
AMGN
SNY
NVS
GSK
RHHBY
BMY
100% + [(16.2% - 8.9%) × 5] = 137% result

137%[2] result × 50% weighting = 69%[1]

126% Final Payout

(1) Rounded.

(2) R-TSR as reported by Bloomberg and calculated using the average closing price of Merck and Peer company common stock for December 2015 and December 2018, assuming reinvestment of dividends.

Named Executive Officer PSU Distribution

Based on the final payout of 126%, the NEOs received the following number of shares of Merck common stock including dividends accrued and paid in shares:

Named Executive Officer	Target Award (# of shares)	Final Award (# of shares)
K.C. Frazier	136,080	183,684
R.M. Davis	41,958	56,636
R.M. Perlmutter	45,360	61,229
A.H. Schechter	43,092	58,167
J.L. Zachary	N/A	N/A

Additional information regarding the payouts under the 2016-2018 PSU award cycle is provided in the *Option Exercises and Stock Vested* table on page 65.

To accurately reflect the operating performance of our business, the C&B Committee has approved a framework of adjustments to our reported financial results for incentive program purposes. For further explanation of these adjustments and our GAAP versus Non-GAAP results, please refer to Appendices A and B on pages 100 and 102, respectively.

OTHER EMPLOYEE BENEFITS

Similar to Merck's other salaried, U.S.-based employees, the Named Executive Officers participate in a variety of retirement, health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Pension and savings plans help employees save and prepare financially for retirement. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce.

Additionally, senior management employees including the NEOs are provided a limited number of other benefits, which the C&B Committee believes are reasonable, appropriate and consistent with our executive compensation philosophy.

These benefits, which are described in more detail below, are reflected in the "All Other Compensation" column of the *Summary Compensation Table*.

- Reimbursement for financial counseling and tax preparation. The value is taxable to executives and is limited to $10,000 per year. This benefit is intended to encourage executives to engage knowledgeable experts to assist with financial and tax planning. This benefit supports our objectives by helping to ensure that executives understand the compensation and benefit plans in which they participate and are not unnecessarily distracted from Company responsibilities to attend to personal financial matters.
- Limited personal use of Company aircraft and Company cars. These taxable benefits provide security for executives and allow them to devote additional time to Company business.
- Reimbursement for the installation, maintenance and remote access of residential security systems. We believe that providing this benefit ensures that our executives have appropriate security. We do not reimburse executives for monthly security monitoring fees.

2019 COMPENSATION ACTIONS

As part of our annual compensation review for all employees, the C&B Committee reviewed and approved compensation for our executive officers, including our NEOs and the Board of Directors reviewed and approved Mr. Frazier's compensation.

Mr. Frazier's 2019 LTI grant value was increased to recognize his sustained performance and leadership and to incent a successful transition to a future CEO. His 2019 grants will include specific terms and conditions providing for full vesting if he remains employed through January 1, 2020, subject to his continued compliance with non-compete and non-solicit provisions. Mr. Davis, Dr. Perlmutter and Ms. Zachary also received increases in their annual LTI grant values to better align their overall compensation to the market.

The following table summarizes adjustments made to CEO and other NEO compensation for 2019.

Executive Officer	Annual Base Salary Increase %	Target Annual Incentive	Target Long-Term Incentive
Kenneth C. Frazier	+3.1%	No change	+$2,000,000
Robert M. Davis	+3.0	No change	+200,000
Roger M. Perlmutter	+3.0	No change	+1,000,000
Jennifer L. Zachary	+9.4	No change	+350,000

OTHER COMPENSATION PRACTICES

Stock Ownership Requirements

The C&B Committee recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. As such, we maintain a formal stock ownership policy, under which the CEO and other senior executives are required to acquire and hold Merck common stock in an amount representing a multiple of base salary. Until the designated multiple of base salary is reached, executives are required to retain in stock a percentage of the after-tax net proceeds associated with stock option exercises and/or PSU and RSU distributions (100% for the CEO and 75% for the other NEOs). The following table sets forth the stock ownership requirements and current stock ownership status as a percentage of the requirement for the CEO and other NEOs as of February 28, 2019.

STOCK OWNERSHIP REQUIREMENTS[1]

Percent Attainment of Goal


CEO Goal
6X Base Salary
NEO Goal
3X Base Salary
GOAL
K.C. FRAZIER
628%
R.M. DAVIS
332%
R.M. PERLMUTTER
395%
J.L. ZACHARY
0%
0% 50 100 150 200 250 300 350 400 450 500 550 600 650
Chairman and CEO
Other NEOs

(1) Mr. Schechter served as Executive Vice President and President, Global Human Health until December 31, 2018.

Return of Incentive Compensation ("Clawback Policy")

Under our incentive compensation recoupment policy, in the case of a significant restatement of financial results caused by executive fraud or willful misconduct, the Board of Directors will seek reimbursement for the portion of the annual cash incentive and/or PSUs paid to the executive in excess of the amount that would have been paid if the financial results were reported accurately. Additionally, for incentive compensation awarded in and after 2014, an incentive recoupment policy applies to senior executives in instances of material violations of Company policy that cause significant harm to Merck and instances of a failure to manage or monitor conduct or risks appropriately.

Hedging and Pledging

As part of our insider trading policy, Merck prohibits Directors and management level employees, including officers from engaging in short sales, publicly traded options, hedging transactions and pledging of Company stock.

Tax Deductibility of Compensation

In light of the repeal of the performance-based compensation exemption under Section 162(m) of the Internal Revenue Code, our intent is to maximize the deductibility of compensation under certain circumstances that are in the best interests of the Company and our shareholders. The C&B Committee may authorize compensation that is not deductible if it is determined to be appropriate.

COMPENSATION RISK ASSESSMENT

Our executive compensation program and policies are driven by our business environment and designed to enable us to achieve our mission and adhere to our values. The C&B Committee and senior management continually evaluate the relationship between risk and reward as it relates to our executive compensation program and have adopted policies and practices that mitigate undue risk while preserving the incentive/variable nature of the compensation. These policies and practices are described in more detail in the chart on page 45.

In 2018, Merck engaged Pay Governance, an independent compensation consultant to management to perform a formal assessment of our executive compensation program, policies and practices based on generally accepted compensation practices. The results of the assessment were reviewed and discussed with the C&B Committee in November 2018. The assessment reaffirmed our belief that our compensation programs and policies are structured and operated in a manner that does not create risks that are reasonably likely to have a material adverse effect on our business. In addition to ongoing monitoring of our programs and policies, we are committed to performing formal assessments on a periodic basis. The next formal assessment is scheduled for review and discussion with the C&B Committee in November 2020.

COMPENSATION AND BENEFITS COMMITTEE REPORT

The C&B Committee, comprised of independent Directors, reviewed and discussed the above CD&A with management. Based on the review and discussions, the C&B Committee recommended to our Board of Directors that the CD&A be included in these proxy materials.

Compensation and Benefits Committee

Thomas H. Glocer *(Chair)*
Rochelle B. Lazarus
Patricia F. Russo
Inge G. Thulin
Peter C. Wendell

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation that was paid or accrued for the Named Executive Officers for the fiscal years ended December 31, 2018, 2017 and 2016. The Named Executive Officers are the Company's Chief Executive Officer, Chief Financial Officer, and the three next most highly compensated executive officers as of December 31, 2018.

Name and Principal Position	Year	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Kenneth C. Frazier Chairman, President and Chief Executive Officer	2018	$1,610,577	$ 0	$9,456,006	$3,901,093	$3,061,800	$ 0[8]	$2,905,028[9]	$20,934,504
	2017	1,572,212	0	8,814,767	3,750,000	2,686,575	504,658	314,875	17,643,087
	2016	1,527,404	0	7,875,521	4,800,002	2,518,425	4,757,350	302,468	21,781,170
Robert M. Davis Executive Vice President, Global Services, and Chief Financial Officer	2018	1,043,726	0	2,764,058	1,140,317	1,389,977	171,067	111,695	6,620,840
	2017	1,018,269	0	2,679,655	1,140,001	1,216,163	151,849	104,962	6,310,899
	2016	991,654	1,250,000[10]	2,428,286	1,479,998	1,092,000	160,276	117,259	7,519,473
Roger M. Perlmutter, M.D., Ph.D. Executive Vice President and President, Merck Research Laboratories	2018	1,116,262	0	2,909,523	1,200,341	1,488,486	236,334	147,696	7,098,642
	2017	1,083,750	0	2,820,733	1,200,000	1,296,032	294,435	138,917	6,833,867
	2016	1,052,288	0	2,625,174	1,600,001	1,302,824	359,602	160,256	7,100,145
Adam H. Schechter[1] Former Executive Vice President and President, Global Human Health	2018	1,055,207	0	2,764,058	1,140,317	1,405,267	0[8]	140,224	6,505,073
	2017	1,029,470	0	2,679,655	1,140,001	1,229,540	1,636,712	134,655	7,850,033
	2016	1,003,094	0	2,493,915	1,520,003	1,104,012	2,020,625	131,398	8,273,047
Jennifer L. Zachary Executive Vice President and General Counsel	2018	553,846	750,000[10]	2,454,748	600,166	638,400	30,462	165,997	5,193,619
	2017 [11]	—	—	—	—	—	—	—	—
	2016 [11]	—	—	—	—	—	—	—	—

(1) Mr. Schechter served as Executive Vice President and President, Global Human Health until December 31, 2018.

(2) Amounts shown reflect actual base salary earnings and are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of salary into the Merck Deferral Program, an unfunded savings plan.

For more information about deferred amounts, see the *Nonqualified Deferred Compensation* table and related footnotes on page 69.

(3) The amounts shown in this column represent the full grant date fair value of RSUs and PSUs granted to each of the Named Executive Officers during 2018, 2017 and 2016, respectively, as calculated in accordance with FASB ASC Topic 718. These amounts do not represent the actual value realized by the Named Executive Officers during the respective year. Please refer to pages 52-53 for more information on the PSU award disclosures. For discussion of the assumptions used in these valuations, see *Note 13 to Company's Consolidated Financial Statements* in the Annual Report on Form 10-K for the year ended December 31, 2018.

The maximum value of the PSU awards granted to the Named Executive Officers during 2018 assuming achievement of the highest level of performance (200%) was:

NEO	Maximum Value of PSU Awards ($)
K.C. Frazier	$ 18,912,012
R.M. Davis	5,528,116
R.M. Perlmutter	5,819,046
A.H. Schechter	5,528,116
J.L. Zachary	2,909,498

For more information on the awards granted during 2018, see the *Grants of Plan-Based Awards* table and related narrative and footnotes beginning on page 61.

(4) The amounts shown in this column represent the full grant date fair value of stock options granted to each of the Named Executive Officers during 2018, 2017 and 2016, respectively, as calculated in accordance with FASB ASC Topic 718. The stock option values were calculated using the Black-Scholes option pricing model and may not represent the actual value realized by the Named Executive Officers during the respective year. For discussion of the assumptions used in these valuations, see *Note 13 to Company's Consolidated Financial Statements* in the Annual Report on Form 10-K for the year ended December 31, 2018.

For more information on stock options granted during 2018, see the *Grants of Plan-Based Awards* table and related narrative and footnotes.

(5) Represents amounts paid under the Executive Incentive Plan. For more information, see the *Grants of Plan-Based Awards* table and related narrative and footnotes beginning on page 61.

Final award for Ms. Zachary reflects pro-rated eligibility for 8 of 12 months during the performance period based on her employment start date of April 16, 2018.

Amounts shown are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of awards into the Merck Deferral Program. For more information, see the *Nonqualified Deferred Compensation* table and related notes and narrative on page 69.

(6) Amounts shown are solely an estimate of the aggregate change in actuarial present value of the Named Executive Officers' accrued benefits under the Company's pension plans from December 31, 2017 to December 31, 2018. These plans are the Merck U.S. Pension Plan (the "Qualified Plan") and the MSD Supplemental Retirement Plan (the "SRP"). For more information about those plans, see the *Pension Benefits* table and accompanying narrative beginning on page 66.

The Merck Deferral Program, an unfunded savings plan, does not provide for above market or preferential earnings. For more information, see the *Nonqualified Deferred Compensation* table and related notes and narrative on page 69.

(7) See the *All Other Compensation* table below for additional details on amounts. In accordance with SEC disclosure rules, we calculated the cost of personal benefits provided to the Named Executive Officers as the incremental cost of providing those benefits. We believe there is a business purpose for the few personal benefits provided only to executives.

(8) Change in value is negative generally due to an increase in discount rates. In accordance with SEC rules, a $0 value is reported rather than a negative amount.

(9) Includes $2.5 million in deferred compensation to offset the loss of pension benefits due to the elimination of the Mandatory CEO Retirement Policy. For additional details, see the *Pension Benefits* table on page 66.

(10) Mr. Davis and Ms. Zachary received sign-on bonuses to compensate for lost bonus opportunity and to provide a hiring incentive.

(11) Ms. Zachary was hired on April 16, 2018.

ALL OTHER COMPENSATION

Name	Year	Financial/Tax Counseling & Tax Preparation Services ($)[1]	Company Aircraft ($)[2]	Company Car and Driver ($)[3]	Installation, Maintenance and Remote Access of Home Security ($)[1]	Relocation Expense ($)	Savings Plan Company Match and Credits ($)[4]	Total ($)
K.C. Frazier	2018	$10,000	$79,830	$48,907	$72,919	$0	$2,693,372[5]	$2,905,028
	2017	10,000	20,663	47,961	52,172	0	184,079	314,875
	2016	10,000	10,822	55,783	5,096	0	220,767	302,468
R.M. Davis	2018	10,000	0	0	0	0	101,695	111,695
	2017	10,000	0	0	0	0	94,962	104,962
	2016	10,000[6]	0	0	0	0	107,259	117,259
R.M. Perlmutter	2018	10,000	0	29,143	0	0	108,553	147,696
	2017	10,000[7]	0	21,521	0	0	107,396	138,917
	2016	0	0	25,302	0	0	134,954	160,256
A.H. Schechter	2018	10,000	840	24,818	1,752	0	102,814	140,224
	2017	10,000	0	27,559	1,089	0	96,007	134,655
	2016	10,000	0	5,040[8]	1,089	0	115,269	131,398
J.L. Zachary	2018	8,477	0	0	0	139,607	17,913	165,997
	2017[9]	—	—	—	—	—	—	—
	2016[9]	—	—	—	—	—	—	—

(1) Financial planning, tax preparation, and installation, maintenance and remote access of home security are valued at actual costs billed by outside vendors.

(2) The value of any personal use of Company aircraft by the Named Executive Officers is based on the aggregate incremental per-hour cost based on the flight time flown from origination to destination and a return to point of origination without passengers, when applicable. This benefit generally is taxable to the Named Executive Officers.

(3) The value of any personal use of Company car and driver by the Named Executive Officers is based on the recipient's cost if equivalent assets were used independent of the Company. This benefit generally is taxable to the Named Executive Officers.

   The incremental cost calculation for personal use of a car and driver by the Named Executive Officers included driver overtime, meals and travel pay, maintenance and fuel costs. Company cars also provided business transportation to other executives and non-executive Company personnel. Since the cars were used primarily for business travel, the calculation excludes the fixed costs that do not change based on personal usage, such as drivers' salaries and the purchase costs of the cars.

(4) The Named Executive Officers received Company matching contributions equal to 75% of the first 6% of eligible compensation contributed (up to the IRS limit for qualified savings plans) to the Merck U.S. Savings Plan and 4.5% credit of eligible compensation in excess of the IRS limit to the NEOs' accounts under the Merck Deferral Program.

(5) For additional details, see Footnote 9 in the *Summary Compensation Table* on page 58.

(6) Includes $2,500 in fees for financial planning services received in 2016 but paid in 2017.

(7) Was reported as $0 in the 2018 proxy statement due to a clerical error.

(8) Was reported as $0 in the 2017 proxy statement due to a clerical error.

(9) Ms. Zachary was hired on April 16, 2018.

CEO PAY RATIO

INTRODUCTION

The following is a disclosure of (1) total annual compensation for our CEO, (2) the median total annual compensation for our employees globally excluding our CEO and (3) the ratio of those two numbers.

MEDIAN TOTAL ANNUAL COMPENSATION

We used base salary as of October 31, 2018, to identify median total annual compensation. For this purpose, we annualized base salary for all full and part-time employees hired after January 1, 2018 and employed as of October 31, 2018. We converted foreign currency to U.S. dollars using a twelve-month average exchange rate between November 1, 2017 through October 31, 2018.

EXEMPTIONS

TOTAL EMPLOYEES BEFORE AND AFTER DE MINIMIS EXEMPTION

Merck's employee population included 25,165 (35%) employees in the United States and 46,879 (65%) employees outside the United States. After excluding 3,602 employees in 14 countries, as detailed in the table below and up to the 5% limit allowable under the rules, we identified our median employee from a group of approximately 68,442 employees globally.

EXCLUDED UNDER DE MINIMIS EXEMPTION

Country	Number of Employees	Country	Number of Employees
Algeria	70	Jordan	42
Bulgaria	52	Macedonia	1
Dominican Republic	15	Malaysia	412
Egypt	312	Nigeria	1
Honduras	13	Philippines	319
India	1,619	Venezuela	7
Indonesia	428	Vietnam	311
TOTAL			3,602

THE RATIO

The median annual total compensation as calculated under the *Summary Compensation Table* requirements was $91,954 comprised of base salary, annual incentive, savings plan company match and change in pension value. The total annual compensation for our CEO was $20,934,504 including the value of a deferred compensation credit of $2,500,000, which was approved by the Board to restore the loss of pension benefits as a result of the Board's decision to eliminate our Mandatory CEO Retirement Policy in September of 2018 (as described in more detail in the *Pension Benefits* section beginning on page 66 and associated footnote number 9 to the *Summary Compensation Table* on page 58). Including the value of the deferred compensation credit, a reasonable estimation of a ratio of the CEO's compensation to our median compensation is 228 to 1.

Under the SEC rules, companies may identify the median annual total compensation using a wide variety of methods including reasonable assumptions and estimations. It is therefore difficult to compare Merck's ratio to the ratio of other companies.

GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning each award made in 2018 to the Named Executive Officers under any incentive plan.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2018

Name	Grant Date	Approval Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
				Thres-hold ($)[1]	Target ($)[1]	Maximum ($)[1]	Thres-hold (#)[2]	Target (#)[2]	Maximum (#)[2]				
K.C. Frazier	03/29/2018	02/27/18	PSUs				0	167,064	334,128				$9,456,006 [2]
	05/04/2018	02/27/18	Options								475,743	$57.75	3,901,093 [4]
			EIP	$0	$2,430,000	$4,860,000							
R.M. Davis	03/29/2018	02/27/18	PSUs				0	48,834	97,668				2,764,058 [2]
	05/04/2018	02/27/18	Options								139,063	57.75	1,140,317 [4]
			EIP	0	1,103,156	2,206,313							
R.M. Perlmutter	03/29/2018	02/27/18	PSUs				0	51,404	102,808				2,909,523 [2]
	05/04/2018	02/27/18	Options								146,383	57.75	1,200,341 [4]
			EIP	0	1,181,338	2,362,676							
A.H. Schechter	03/29/2018	02/27/18	PSUs				0	48,834	97,668				2,764,058 [2]
	05/04/2018	02/27/18	Options								139,063	57.75	1,140,317 [4]
			EIP	0	1,115,291	2,230,582							
J.L. Zachary	05/04/2018	03/19/18	PSUs				0	24,242	48,484				1,454,749 [2]
	05/04/2018	03/19/18	RSUs							17,316			999,999 [3]
	05/04/2018	03/19/18	Options								73,191	57.75	600,166 [4]
			EIP	0	506,667 [6]	1,013,334							

(1) Amounts represent awards under the EIP, which equal a specified percentage of base salary as in effect on December 31, 2018. The actual amounts earned by each Named Executive Officer are set forth in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.

(2) The payout of PSUs can range from zero below threshold to a maximum of 200% of target, depending on the level of achievement of the applicable performance goals. For more information on PSUs, see the *2018 PSU Program* section on page 52 and the Narrative to the *Grants of Plan Based Awards* table on the following page.

(3) Beginning in 2018, RSUs vest and are payable as shares of Merck common stock in equal installments on the first, second and third anniversaries of the grant date provided the individual remains continuously employed through the vesting date. Dividend equivalents are accrued and paid in cash at the end of each restricted period.

(4) Stock options generally vest and become exercisable in equal installments on the first, second and third anniversaries of the grant date.

The exercise price of all stock options granted in 2018 is the closing price of Merck common stock, as traded on the New York Stock Exchange on May 4, 2018. For more information on stock options granted to the Named Executive Officers in 2018, please see "Current LTI Grant Practices" on page 52.

(5) This column represents the full grant date fair value of PSUs and stock options granted to each of the Named Executive Officers, as calculated in accordance with FASB ASC Topic 718. These amounts do not represent the actual value realized by the Named Executive Officers during 2018.

(6) Ms. Zachary's target annual cash incentive was prorated to reflect her adjusted opportunity for 2018 under the EIP based on her April 16, 2018 hire date.

NARRATIVE INFORMATION RELATING TO THE GRANTS OF PLAN-BASED AWARDS TABLE

GENERAL INFORMATION REGARDING THE EIP

The EIP is a shareholder-approved plan that is administered by the C&B Committee. It is designed to provide cash awards to employees who are subject to Section 16 of the Securities Exchange Act of 1934 as follows:

- Each executive officer is assigned a target award opportunity that is expressed as a multiple of salary.
- The Company performance component (as reflected by the Company Scorecard) is multiplied by the target award opportunity.
- The Company performance component can range between 50% and 200% of target.
- If the combined results of the three metrics do not total at least 50, no payout will be made.

GENERAL INFORMATION REGARDING LONG-TERM INCENTIVES

Stock Options

Stock options enable executives to share in the financial gain derived from the potential appreciation in stock price from the date the option is granted until the date the option is exercised. The exercise price of a stock option is set as the closing price of Merck common stock as reported on the New York Stock Exchange on the grant date (unless a higher grant price is required under local law).

Subject to their terms, stock options generally vest and become exercisable in equal installments on the first, second, and third anniversaries of the grant date and expire on the day before the tenth anniversary of the grant date.

RSUs

Restricted Stock Units ("RSUs"), subject to their terms, generally vest and become payable in equal installments in shares of Merck common stock on the first, second and third anniversaries of the grant date. Dividend equivalents are accrued and paid out in cash if and when the RSUs vest.

PSUs

Performance Share Units ("PSUs"), subject to their terms, generally vest and become payable in shares of Merck common stock at the end of a three-year performance period provided that minimum performance goals are met. Failure to attain the minimum performance goal results in forfeiture of the shares applicable to the respective award opportunity. PSU awards for continuing executives and

performance goals are approved by the C&B Committee within the first 90 days of the applicable performance cycle.

For PSUs granted prior to January 1, 2017, final awards were determined over a three-year cumulative performance period, based on the following:

- 50% of the award will be determined by the Company's Operating Cash Flow vs. target for the three-year performance period.
- 50% of the award will be determined by the Company's average annual TSR relative to the median TSR of our Peer Group for the three-year performance period.
- Payouts can range from zero (for below threshold performance) to a maximum of 200% of target.
- Dividend equivalents are accrued and paid in shares if and when the PSUs vest and are only applied to the portion of the award that is earned.

Payouts were made for the 2016-2018 performance period in February 2019.

For PSUs granted on or after January 1, 2017, final awards will be determined over a three-year cumulative performance period based on the following:

- 25% of the award will be determined by the Company's Operating Cash Flow vs. target for the three-year performance period.
- 25% of the award will be determined by the Company's Cumulative Earnings Per Share vs. target for the three-year performance period.
- 50% of the award will be determined by the Company's average annual TSR relative to the median TSR of our Peer Group for the three-year performance period.
- Payouts can range from zero (for below threshold performance) to a maximum of 200% of target.
- Dividend equivalents are accrued and paid in shares, if and when the PSUs vest, and are only applied to the portion of the award that is earned.

OUTSTANDING EQUITY AWARDS

The following table provides details about each outstanding equity award held by the Named Executive Officers as of December 31, 2018.

OUTSTANDING EQUITY AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2018

| | Option Awards | | | | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Grant Date	Option Exercise Price ($)	Vesting Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2][5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
K.C. Frazier	694,698			05/02/12	$ 39.29	05/02/13	05/01/22				
	644,122			05/06/13	44.98	05/06/14	05/05/23				
	550,206			05/09/14	58.22	05/09/15	05/08/24				
	743,034			05/01/15	59.86	05/01/16	04/30/25				
	543,294	271,647		05/10/16	54.68	05/10/17	05/09/26				
	178,316	356,634		05/05/17	63.97	05/05/18	05/04/27				
		475,743		05/04/18	57.75	05/04/19	05/03/28				
										275,418[3]	$21,044,689
										334,128[4]	25,530,720
R.M. Davis	192,572			05/09/14	$ 58.22	05/09/15	05/08/24				
	216,718			05/01/15	59.86	05/01/16	04/30/25				
	167,514	83,759		05/10/16	54.68	05/10/17	05/09/26				
	54,208	108,417		05/05/17	63.97	05/05/18	05/04/27				
		139,063		05/04/18	57.75	05/04/19	05/03/28				
										83,726[3]	$6,397,504
										97,668[4]	7,462,812
R.M. Perlmutter	192,572			05/09/14	$ 58.22	05/09/15	05/08/24				
	247,678			05/01/15	59.86	05/01/16	04/30/25				
	181,098	90,549		05/10/16	54.68	05/10/17	05/09/26				
	57,061	114,123		05/05/17	63.97	05/05/18	05/04/27				
		146,383		05/04/18	57.75	05/04/19	05/03/28				
										88,134[3]	$ 6,734,319
										102,808[4]	7,855,559

OUTSTANDING EQUITY AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2018

| | Option Awards | | | | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Grant Date	Option Exercise Price ($)	Vesting Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2][5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
A.H. Schechter	244,767			05/06/13	$ 44.98	05/06/14	05/05/23				
	209,078			05/09/14	58.22	05/09/15	05/08/24				
	235,294			05/01/15	59.86	05/01/16	04/30/25				
	172,042	86,023		05/10/16	54.68	05/10/17	05/09/26				
	54,208	108,417		05/05/17	63.97	05/05/18	05/04/27				
		139,063		05/04/18	57.75	05/04/19	05/03/28				
										83,726[3]	$ 6,397,504
										97,668[4]	7,462,812
J.L. Zachary		73,191		05/04/18	$ 57.75	05/04/19	05/03/28				
								17,316	$1,323,116		
										48,484[4]	$3,704,662

(1) Stock options generally vest and become exercisable in equal installments on the first, second and third anniversaries of the grant date, and expire on the day before the tenth anniversary of the grant date. The date set forth in the "Vesting Date" column represents the first vesting date for such award. Stock options also vest upon attainment of eligibility to retire, in which case they become exercisable in equal installments on the first, second and third anniversaries of the grant date. Since 2013, unvested options for retirees that otherwise would have vested within 12 months following retirement become exercisable in accordance with their original schedule.

(2) Beginning in 2018, RSUs vest and are payable in shares of Merck common stock in equal installments on the first, second and third anniversaries of the grant date, provided the individual remains continuously employed through the vesting date.

(3) Maximum (200% of target) of PSUs granted during 2017 that may be earned based on Merck's performance, as determined by the C&B Committee, following the completion of the three-year performance period ending December 31, 2019.

(4) Maximum (200% of target) of PSUs granted during 2018 that may be earned based on Merck's performance, as determined by the C&B Committee, following the completion of the three-year performance period ending December 31, 2020.

(5) The market value of the units reported in this column was computed by multiplying the number of such units by $76.41, the closing price of Merck common stock on December 31, 2018.

OPTION EXERCISES AND STOCK VESTED

The following table provides information about stock options that were exercised and stock units that vested during 2018.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR ENDED DECEMBER 31, 2018

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
K.C. Frazier	787,792	$26,473,089	183,684	$14,764,520
R.M. Davis	—	—	56,636	4,552,402
R.M. Perlmutter	225,443	6,818,298	61,229	4,921,587
A.H. Schechter	528,873	16,523,009	58,167	4,675,463
J.L. Zachary	—	—	—	—

(1) This column represents the values realized upon stock option exercises during 2018, which were calculated based on the difference between the market price of Merck common stock at the time of exercise and the exercise price of the option.

(2) This column represents the vesting during 2018 of PSUs granted in 2016 that were paid on February 25, 2019, including dividends accrued and paid in shares. The total net after-tax number of shares of Merck common stock received from the vesting of PSUs was 105,765 for Mr. Frazier, 30,610 for Mr. Davis, 32,937 for Dr. Perlmutter, and 33,491 for Mr. Schechter. Ms. Zachary was hired on April 16, 2018.

(3) The value realized for PSUs was determined by multiplying the number of units that vested by the market price of Merck common stock on February 25, 2019.

PENSION BENEFITS

The table below sets forth information concerning the present value of benefits accumulated by the Named Executive Officers from two defined benefit pension plans: the Retirement Plan for the Salaried Employees of MSD (the "Qualified Plan") and the MSD Supplemental Retirement Plan (the "SRP"). The terms of the plans are described below.

PENSION BENEFITS FOR FISCAL YEAR ENDED DECEMBER 31, 2018

Name	Plan Name	Number of Years Credited Service (#)[2]	Number of Years Cash Balance Service (#)[3]	Present Value of Accumulated Benefit ($)[4]	Payments During Last Fiscal Year ($)
K.C. Frazier[1]	Qualified Plan	26.50	26.58	$ 1,420,680	$ 0
	SRP	26.50	26.58	24,098,426	0
R.M. Davis	Qualified Plan	—	4.67	91,947	0
	SRP	—	4.67	544,010	0
R.M. Perlmutter	Qualified Plan	3.50	9.58	263,092	0
	SRP	3.50	9.58	1,426,709	0
A.H. Schechter	Qualified Plan	30.50	30.50	1,265,280	0
	SRP	30.50	30.50	10,150,515	0
J.L. Zachary	Qualified Plan	—	.67	15,125	0
	SRP	—	.67	15,337	0

(1) As of December 31, 2018, Mr. Frazier was eligible for early retirement subsidies under the Qualified Plan and SRP.

(2) This column shows the number of years of Credited Service that is used for benefit accrual purposes and eligibility purposes under the Final Average Pay formula of the Qualified Plan and the SRP. The Final Average Pay formula is applicable only for participants who were actively employed on December 31, 2012. Participants hired (or rehired) after December 31, 2012, receive benefits under a Cash Balance formula that does not rely on Credited Service.

For employees actively employed on December 31, 2012, Credited Service for the Final Average Pay formula begins with the January 1 or July 1 that coincides with or follows a participant's hire date, and ends with the last full month of employment. Credited Service is earned through the earlier of termination or December 31, 2019. After December 31, 2019, all benefits will be calculated under a Cash Balance formula. A maximum of 35 years of Credited Service may be earned. For rehires after December 31, 2012 (Dr. Perlmutter), Credited Service for benefit accrual purposes ends at the original date of termination. Mr. Davis and Ms. Zachary do not have Credited Service because they entered the Plans after December 31, 2012.

(3) This column shows the number of years of Cash Balance Service that is used for benefit accrual purposes under the Cash Balance formula of the Qualified Plan and the SRP.

Cash Balance Service begins on a participant's first day of employment, includes all years and completed months of service, and ends on the participant's date of termination of employment.

(4) For the Qualified Plan and the SRP, the actuarial present value is calculated using the same assumptions used for financial statement reporting purposes as set forth in the footnotes to our financial statements, except that commencement is assumed at the earliest unreduced retirement age (with no pre-retirement mortality). The earliest unreduced retirement age is the earlier of age 62 and 10 years of credited service or age 65 with no service requirement. Mr. Frazier and Dr. Perlmutter qualify for unreduced benefits, and valuation occurs as of December 31, 2018. Mr. Davis and Ms. Zachary have only a Cash Balance benefit, which is valued as of December 31, 2018. Some key assumptions include:

- Discount rate equals 4.4% for the Qualified Plan and 4.3% for the SRP;
- Mortality based on the sex distinct RP-2014 White Collar Adjusted Mortality Table adjusted back to 2006, with projection based on modified MP-2018 Projection Scale using a 0.75% ultimate rate at most ages;
- Future lump sum conversion factors calculated by the implied forward rates embedded in the 12/31/2018 Willis Towers Watson RATE:Link 60th to 90th percentile yield curve and mortality defined in IRC Section 417(e)(3)(D); and
- Assumes that 80% of retirees elect a lump sum and the remaining 20% elect an annuity.

The NEOs participate in both defined benefit plans, as do other U.S.-based Merck Sharp & Dohme Corp. salaried employees. Benefits payable under the Qualified Plan and the SRP are based on several formulas.

Beginning in 2013, a Cash Balance formula was added to replace the Final Average Pay ("FAP") formula. Employees eligible for U.S. benefits on December 31, 2012, receive transition benefits, which provide the greater of the benefit under the Cash Balance and FAP formulas through December 31, 2019, or the date the participant terminates employment or loses retirement plan eligibility, if earlier. Only Mr. Frazier and Mr. Schechter are eligible for transition benefits.

- **Final Average Pay Formula**: For service prior to January 1, 2013, benefits are calculated and shown as a single life annuity normally payable at age 65 (normal retirement date or "NRD"). The amount equals:

2.0% × Final Average Pay × Credited Service (before July 1, 1995)	+	**1.6% × Final Average Pay × Credited Service** (after June 30, 1995 through December 31, 2012)	−	**1.6% × Credited Service as NRD***	×	**Credited Service** (on December 31, 2012) / **Credited Service at NRD**	×	**Social Security benefit**

* Limited to 31.25

- **Cash Balance Formula**: For service starting January 1, 2013, benefits are calculated and shown as an account balance that grows with annual pay credits according to the following schedule:

Age + Cash Balance Service at 12/31		Percent of Total Pay credited to Account Balance
At Least	Less Than	
—	40	4.5%
40	50	5.5%
50	60	6.5%
60	70	8.0%
70	—	10.0%

The account balance also earns interest credits every year at the annual rate of the change in the Consumer Price Index plus 3% (and not less than 3.3%). The account balance is the sum of annual pay credits and interest credits.

Final Average Pay. The average of a participant's highest five consecutive calendar years of Total Pay for the 10 years before the earlier of:

- Termination of employment, or
- December 31, 2019, if eligible for the transition provisions.

Total Pay is generally base salary and EIP for both the FAP and Cash Balance formulas for the NEOs.

Vesting. A participant is generally vested after three years of vesting service. All NEOs are vested except for Ms. Zachary who will become vested on 4/16/2021. A participant who is vested and terminates employment can commence receiving a reduced pension benefit after attaining age 55. FAP benefits are reduced on an actuarial basis. Participants who only have vested benefits under the Cash Balance formula can commence payment of their Qualified Plan benefit immediately upon termination.

Early Retirement Subsidies. Under the FAP formula, a participant who is age 55 with at least 10 years of credited service is entitled to early retirement subsidies. Under this provision unreduced benefits may begin at age 62 and benefits that begin before 62 are only reduced by 3% per year.

SRP Benefits. The Qualified Plan benefits are limited by the Internal Revenue Code. The SRP is an unfunded plan maintained to provide benefits according to the formulas described above without regard to those limits. The SRP also may include benefits based on compensation deferred into the Merck Deferral Program.

In addition, employees who were exempt from the Age Discrimination in Employment Act ("ADEA") and subject to the Company's mandatory age 65 retirement policy prior to January 1, 1995, were eligible for an additional benefit payable upon retirement from active service at age 64. The additional benefit is an amount calculated under the FAP formula using one additional month of credited service for each month of credited service accrued prior to January 1, 1995 (up to the 35-year cap) minus: (i) the regular benefit payable under the Company Retirement Plans; and (ii) any retirement benefit payable from a plan not sponsored by the Company.

The SRP was amended as of January 1, 1995 to prospectively eliminate this additional benefit. Then, in 2009, the Company restricted its mandatory retirement policy to cover only the CEO, which would have required Mr. Frazier to retire no later than December 2019 at which time he would have received an additional 2.5 years of Credited Service, bringing his total to 30 years.

However, in 2018 the Company eliminated its Mandatory CEO Retirement Policy entirely. Therefore, Mr. Frazier is no longer required to retire, making him ineligible for the additional benefit. To compensate him for losing the value of the benefit, estimated at approximately $2.5 million, the Company made a $2.5 million credit to Mr. Frazier's Deferral Program as of December 31, 2018 as shown in the Summary Compensation Table. The credit will be forfeited if his employment ends before January 2020 (unless due to his earlier death or disability).

Forms of Benefit. In the Qualified Plan and in the SRP for accruals prior to 2005, a participant generally can choose from several annuity options or a lump sum. Post-2004 SRP accruals are payable in a lump sum or installments of 5 to 10 years. All forms of benefit are actuarially equivalent to the single life annuity.

NONQUALIFIED DEFERRED COMPENSATION

The following table shows the executive contributions, earnings and account balances for the Named Executive Officers in the Merck Deferral Program, an unfunded, unsecured deferred compensation plan. The Deferral Program allows participants who are executive officers to defer all or a portion of annual bonus (but not less than $3,000), and/or up to 50% of base salary, subject to certain limitations.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR ENDED DECEMBER 31, 2018

Name	Executive Contributions in 2018 ($)[1]	Registrant Contributions in 2018 ($)[2]	Aggregate Earnings in 2018 ($)[3]	Aggregate Withdrawals/ Distributions in 2018 ($)	Aggregate Balance at 12/31/18 ($)[4]
K.C. Frazier	$ 0	$2,680,997[5]	$(598,476)	$ 0	$17,006,403
R.M. Davis	0	89,320	(28,405)	0	360,575
R.M. Perlmutter	0	96,178	(26,381)	0	536,743
A.H. Schechter	1,229,540	90,439	9,262	0	2,182,680
J.L. Zachary	0	5,538	(164)	0	5,374

(1) The amounts disclosed in this column were also reported as either "Salary" or "Non-Equity Incentive Plan Compensation" in the *Summary Compensation Table* for 2018. Those amounts, as well as amounts in the "Aggregate Balance at 12/31/18" column that represent salary or bonus that were reported in the *Summary Compensation Table* of prior proxy statements, are described in more detail in footnote (4) below.

The amount disclosed in this column consists of $1,229,540 of EIP award deferred by Mr. Schechter in 2018.

(2) The amounts disclosed in this column represent the Company's annual 4.5% credit of eligible pay in excess of the IRS limit to the NEOs accounts under the Deferral Program. These amounts are included within the amount disclosed in the "All Other Compensation" column of the *Summary Compensation Table* for each applicable executive for 2018.

(3) This column represents dividends earned plus changes in account value (investment earnings or losses) for the period of January 1, 2018 to December 31, 2018.

(4) This column includes deferred compensation earned in earlier years which was disclosed as either "Salary" or "Non-Equity Incentive Plan Awards" in the *Summary Compensation Table* of prior proxy statements as follows: Frazier, $550,274 for 2017 and $534,591 for 2016.

(5) Includes $2.5 million in deferred compensation to offset the loss of pension benefits due to the elimination of the Mandatory CEO Retirement Policy. For additional details, see the *Pension Benefits* table section on page 66.

Deferral Program Investments. Account balances may be invested in phantom investments selected by the executive from an array of investment options that mirrors the funds in the Merck U.S. Savings Plan.

Distributions. When participants elect to defer amounts into the Merck Deferral Program, they also elect when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year (regardless of whether employment has then ended) or at a time that begins at or after the executive's employment has ended. Distributions can be made in a lump sum or up to 15 annual installments. Distributions from the Merck common stock fund are made in shares, with cash payable for any partial share.

POTENTIAL PAYMENTS UPON TERMINATION OR A CHANGE IN CONTROL

The section below describes the payments that may be made to the NEOs upon separation, either pursuant to individual agreements or in connection with a change in control (as defined below). For payments made to a participant upon a retirement other than in connection with a separation or change in control, see the *Pension Benefits* table and related narrative beginning on page 66.

SEPARATION

The Company provides separation pay and benefits to all of its U.S.-based employees who are employees of Merck Sharp & Dohme Corp., including the NEOs, pursuant to the Merck & Co., Inc. U.S. Separation Benefits Plan (the "Separation Plan"). An amount related to the executive's target annual incentive award is provided under certain circumstances. To be eligible for all of the benefits described below, a general release of claims is required, as well as compliance with non-disparagement, cooperation with litigation and, in some cases, non-competition and non-solicitation agreements in connection with, and at the time of, the separation.

Severance Pay. The Separation Plan provides severance pay to employees whose employment is terminated due to organizational changes, including discontinuance of operations, location closings, corporate restructuring, or a general reduction in work force. For eligible separations during 2018, certain management-level employees, including the NEOs, were eligible to receive the following severance pay, payable in a lump sum.

Years of Continuous Service at Separation Date	Weeks of Severance Pay
Less than 1 year	26
1–4 years	40
5 years or more	40 plus 2 additional weeks for each year of continuous service beyond 4 years (maximum 78 total)

Health and Welfare Continuation. Separated employees are eligible for continued participation in the Company's medical, dental and basic life insurance plans for 26 to 78 weeks, depending on their years of continuous service, by paying contributions at the same rate as paid by active employees.

Financial Planning Benefits and Outplacement Assistance. Certain management-level employees, including the NEOs, are eligible for up to 6 months of financial planning benefits and up to 12 months of executive outplacement services.

EIP AWARDS

As part of our standard practice for separated employees and depending on the date of separation, we may pay an amount in lieu of a bonus payout under the EIP.

- If employment terminates following the end of the performance year, the executive will be considered for a bonus on the same terms and conditions as other employees with respect to the previous year's performance.
- If employment terminates between January 1 and June 30 of the performance year, the employee is not eligible for payment of a bonus for the year in which separation occurred, unless the employee is retirement eligible. Retirement eligible employees may receive a special payment in lieu of any award under the EIP. The amount of the special payment is based on his or her target award and the number of months worked in the current year.

- If employment terminates after June 30 and before December 31 of the performance year, a special payment is made in lieu of any award under the EIP. The amount of the special payment is based on the employee's target award and the number of months worked in the current year.

EFFECTS UNDER OTHER BENEFIT PLANS

Separated employees may be eligible for additional benefits under other plans as described below. In general, these benefits are only provided in exchange for a valid release of claims.

Retirement Plan Bridge. This benefit is available to employees who would have been at least age 50 with at least 10 years of Cash Balance Service as of December 31 of the year in which their separation occurs. These employees receive a pro-rata portion of the enhancement provided by early retirement subsidies as described in the *Pension Benefits* section beginning on page 66. The pro-ration equals the percentage of the employee's Credited Service on the separation date divided by the Credited Service the employee would have had if employment had continued until the employee was first eligible to be treated as an early retiree.

Retiree Healthcare Bridge. If the employee is at least age 52 with 10 years of Cash Balance Service as of December 31 of the year in which separation occurs he/she is eligible for subsidized retiree medical benefits in accordance with the plan provisions applicable to similarly situated retired employees, as they may be amended from time to time.

Options, RSUs and PSUs. In 2018, all separated bridged employees are eligible to be treated in accordance with plan provisions applicable to retired employees with respect to options, RSUs and PSUs granted to them before 2013. For grants occurring during or after 2013, generally, separated bridged employees are eligible to be treated in accordance with the plan provisions applicable to retired employees only if they are also eligible for subsidized retiree medical benefits. If they are not also eligible for subsidized retiree medical benefits, separated bridged employees will be treated in accordance with the plan provisions applicable to involuntarily terminated employees.

INDIVIDUAL AGREEMENTS AND ARRANGEMENTS

On March 27, 2018, the Board appointed Jennifer L. Zachary as Executive Vice President and General Counsel, effective April 16, 2018. Pursuant to the Company's offer letter dated March 16, 2018 (the "Offer Letter"), Ms. Zachary will be provided with the following:

- Annual Base Salary of $800,000, subject to annual review by the C&B Committee;

- Eligibility to participate in the Company's Executive Incentive Plan with a target bonus for the 2018 performance year of 95% of her Annual Base Salary;

- Eligibility to receive an annual equity-based grant beginning in 2018 pursuant to the Company's Long-Term Incentive Program with a target value of $2,000,000;

- Sign-On Bonus of $750,000 payable in a single installment in the first pay period following her start date. Ms. Zachary's right to retain the payment is conditioned on her continued employment for 24 months after her start date, but if her employment is terminated for good reason, or by the Company other than for cause, within 24 months of appointment of a successor CEO to Kenneth Frazier, any repayment obligation will be forgiven;

- A grant of RSUs valued at approximately $1,000,000 to be made on the first quarterly grant date immediately following her start date. The RSUs will vest and are payable as shares of Merck common stock in equal installments on the first, second and third anniversaries of the grant date;

- Eligibility to receive enhanced severance in the event of termination for reason other than cause or if terminated for good reason within 24 months of the appointment of a successor CEO to Kenneth Frazier equal to one times base salary plus target annual cash incentive;

- Reimbursement of certain expenses associated with Ms. Zachary's move of her residence in accordance with the Company's Relocation Program; and

- Participation in other benefits plans in accordance with the Company's practices for other executives of a similar level, including participation in the Company's Change in Control Plan.

As of December 31, 2018, we agreed with Mr. Schechter that he would act as a special advisor to our Chief Executive Officer for six months, after which he will retire. Mr. Schechter is eligible for benefits under the Company's U.S. Separation Benefits Plan, which provides 78 weeks of separation pay as well as certain health and welfare benefits. In addition, Mr. Schechter agreed to a one-year non-competition agreement, in consideration for which the Company agreed to pay Mr. Schechter $1,000,000.

Robert M. Davis was appointed Executive Vice President and Chief Financial Officer by the Board effective April 23, 2014. To compensate Mr. Davis for pension benefits he forfeited upon leaving his prior employer, his agreement provides for a cash payment of $2,000,000 within 90 days of his termination of employment (other than for cause) provided that he was employed for at least 10 years with no breaks in service.

CHANGE IN CONTROL

Participants in the Change in Control Plan include the NEOs as well as certain other senior executives whose participation was grandfathered in 2012 when the C&B Committee reduced the size of the participant population. With respect to the NEOs, the severance benefits described below would be provided upon qualifying terminations of employment within two years following a change in control.

- Cash severance paid in a lump sum within 90 days following employment termination in an amount equal to three (for the CEO) or two (for the other NEOs) times the sum of the NEO's base salary, plus the lesser of (a) the NEO's target bonus amount or (b) the average of the actual bonuses paid to the NEO in the three years immediately preceding termination while the NEO was serving in the same position as he or she was serving immediately prior to termination, annualized for partial or incomplete years in such position.

- Pro-rata annual cash incentive at target levels, paid in a lump sum within 90 days following employment termination.

- Continued medical, dental and life insurance benefits at active-employee rates for a period of up to three years for the CEO and for up to two years for the other NEOs. These benefits are reduced by benefits obtained from a subsequent employer.

- If the NEO would have attained specified age and service levels within two years following the change in control, then the NEO is entitled to (1) subsidized and/or unreduced pension benefits upon commencement of pension benefits in accordance with plan terms after termination of employment, and (2) subsidized retiree medical benefits as a retiree under our health plans commencing immediately after the expiration of the benefit continuation period at active-employee rates as described above.

An NEO who is a participant in the Company's pension plan will become vested (if not already) in the applicable accrued benefit as of the termination date.

- Continued financial planning benefits and outplacement assistance benefits for up to 12 months.

There are two types of termination of employment that entitle an NEO to receive severance benefits under the Change in Control Plan: a termination without Cause, or a resignation by the NEO for "good reason," in each case within two years following a change in control. An NEO is not eligible for benefits under the Change in Control Plan following a termination due to death or permanent disability.

A "change in control" for purposes of the Change in Control Plan generally consists of any of the following:

- An acquisition of more than 30% of the Company's voting securities (other than acquisitions directly from the Company); or

- The current Board (and their approved successors) ceasing, over any consecutive 24-month period, to constitute a majority of the board of directors of a successor to the Company; or

- The consummation of a merger, consolidation or reorganization, unless
  - the shareholders of the Company prior to the transaction hold at least 50% of the voting securities of the successor;
  - the members of the Board prior to the transaction constitute at least a majority of the board of directors of the successor; and
  - no person owns 30% or more of the voting securities of the Company or the successor; or

- Shareholder approval of the liquidation or dissolution of the Company or the sale by the Company of all or substantially all of its assets.

A termination for "good reason" generally includes any of the following actions without the executive's written consent following a change in control:

- Significantly and adversely changing the executive's authority, duties, responsibilities or position (including title or reporting level) other than:
  - an isolated, insubstantial and inadvertent action not taken in bad faith that the Company remedies promptly after receiving notice;
  - a change in the person to whom (but not the position to which) the NEO reports;
  - ceasing to be an executive officer subject to Section 16(b) of the Exchange Act; or
  - transfer of employment to an affiliate of the Company, if such transfer occurs prior to a change in control;

- Reducing annual base salary or level of bonus opportunity;
- Changing the executive's office location so the executive must commute more than the greater of (a) 50 more miles or (b) 120% more miles, as compared to his or her commute immediately prior to the change;
- Failing to pay base salary, bonus or deferred compensation under any Company deferred compensation program within seven days of its due date;
- Failing to continue any material compensation plan or program in which the executive participates, including bonus plans and the Incentive Stock Plan (or successors to those plans), or failing to continue the executive's level of participation in those plans;
- Failing to continue to provide the executive with pension and welfare benefits substantially similar to those in which he or she participates, or materially reducing any of those benefits or depriving the executive of any material fringe benefit;
- Failing to obtain a satisfactory agreement from any successor to Merck to assume and agree to perform the obligations under the Change in Control Plan; and

- Any purported termination of the executive's employment by the Company or its subsidiaries that is not properly effected pursuant to the notice provisions of the Change in Control Plan.
- A termination by the Company for "Cause" generally includes:
- Willful and continued failure by the executive to substantially perform his or her duties for the Company (other than any failure that results from incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a notice of termination for good reason) for at least 30 consecutive days after a written demand for substantial performance has been delivered;
- Willful misconduct or gross negligence by the executive that is demonstrably and materially injurious to the Company or any of its subsidiaries; and
- Conviction, or entry of a plea of nolo contendere, to a felony or any crime (whether or not a felony) involving dishonesty, fraud, embezzlement or breach of trust.

To receive the severance benefits under the Change in Control Plan, an NEO must execute a general release of claims against Merck (or its successor) and its affiliates, which includes certain restrictive covenants, including a commitment by the NEO not to solicit employees for two years following the change in control. The severance benefits are in lieu of (or offset by) any other severance benefits to which an NEO may be entitled under other arrangements. The severance benefits under the Change in Control Plan (other than the tax-qualified pension benefits) are generally subject to discontinuation in the event of breach by the NEO of the restrictive covenants and other obligations under the release.

The NEOs are not entitled to any tax gross-up in the event they are subject to excise taxes payable under Section 4999 of the Internal Revenue Code in connection with a change in control.

Options, RSUs and PSUs generally will vest upon an involuntary termination of employment within two years after a change in control.

- In general, vested stock options may be exercised for five years following termination of the option holder's employment following a change in control (but not beyond the original term of the stock option). This extended exercise period would not apply in the case of a termination by reason of death or retirement or for gross misconduct.
- If stock options do not remain outstanding following the change in control and are not converted into successor stock options, then option holders will be entitled to receive cash for each option in an amount equal to the

difference between the exercise price and the price paid to shareholders in the change in control and the applicable exercise price.
- Upon a change in control, a portion of PSUs generally will become vested as determined by reference to the holder's period of employment during the performance cycle:
  – based on actual performance as to fiscal years that have been completed for at least 90 days as of the date of the change in control; or
  – otherwise, based on target performance.

In addition, our compensation and employee benefit plans, programs and arrangements generally provide that for two years following the change in control, the material terms of the plans, programs and arrangements (including terms relating to eligibility, benefit calculation, benefit accrual, cost to participants, subsidies and rates of employee contributions) may not be modified in a manner that is materially adverse to individuals who participated in them immediately before the change in control.

The following table estimates the dollar value of the additional payments and benefits the NEOs would have been entitled to receive under applicable plans and arrangements, assuming the applicable triggering event occurred on December 31, 2018. These amounts are in addition to what would otherwise be payable in the event the NEO retired. As of December 31, 2018, Mr. Frazier and Dr. Perlmutter are retirement eligible (i.e., at least age 55 and has completed at least 10 years of Credited Service) and Mr. Schechter is bridge-retirement eligible.

Name	Type of Payment or Benefit	Involuntary Termination Before Change in Control ($)	Change in Control ($)	Involuntary Termination After Change in Control ($)
K.C. Frazier	Severance Pay[1]	$ 2,430,000	—	$ 12,150,000
	Supplemental Pension and Retiree Medical[2]	—	—	—
	Welfare Benefits Continuation	25,640	—	51,280
	Stock Option Accelerated Vesting[3]	—	—	8,136,506
	PSU Accelerated Vesting[4]	—	—	8,602,708
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	45,000	—	50,000
	TOTAL	**$ 2,500,640**	**—**	**$ 28,990,494**
R.M. Davis	Severance Pay[1]	$ 808,173	—	$ 4,307,563
	Supplemental Pension and Retiree Medical[2]	—	—	—
	Welfare Benefits Continuation	11,388	—	45,553
	Stock Option Accelerated Vesting[3]	—	—	5,763,706
	PSU Accelerated Vesting[4]	2,420,389	—	6,930,158
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	45,000	—	50,000
	TOTAL	**$ 3,284,950**	**—**	**$ 17,096,980**
R.M. Perlmutter	Severance Pay[1]	$ 908,722	—	$ 4,612,844
	Supplemental Pension and Retiree Medical[2]	—	—	—
	Welfare Benefits Continuation	27,766	—	74,042
	Stock Option Accelerated Vesting[3]	—	—	2,530,850
	PSU Accelerated Vesting[4]	—	—	2,678,491
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	45,000	—	50,000
	TOTAL	**$ 981,488**	**—**	**$ 9,946,227**
A.H. Schechter	Severance Pay[1]	$ 1,593,273	—	$ 4,354,946
	Supplemental Pension and Retiree Medical[2]	5,499,210	—	5,631,034
	Welfare Benefits Continuation	23,202	—	30,936
	Stock Option Accelerated Vesting[3]	—	—	2,404,297
	PSU Accelerated Vesting[4]	—	—	2,544,562
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	45,000	—	50,000
	TOTAL	**$ 7,160,685**	**—**	**$ 15,015,775**
J.L. Zachary	Severance Pay[1]	$ 400,000	—	$ 3,120,000
	Supplemental Pension and Retiree Medical[2]	—	—	30,462
	Welfare Benefits Continuation	3,976	—	15,905
	Stock Option Accelerated Vesting[3]	—	—	1,365,744
	PSU Accelerated Vesting[4]	—	—	1,852,331
	RSU Accelerated Vesting[4]	395,554	—	1,323,116
	Outplacement, Financial Planning	45,000	—	50,000
	TOTAL	**$ 844,530**	**—**	**$ 7,757,558**

(1) Amounts shown are pursuant to the arrangements for employees eligible for benefits under the Merck & Co., Inc. U.S. Separation Benefits Plan as described on page 70.

(2) SRP enhancements include the incremental value of benefits provided upon a change in control. These amounts represent the present value of the enhanced benefit that would be received under the SRP and the cost to provide retiree medical coverage at December 31, 2018.

(3) Unvested stock options vest upon an involuntary termination occurring within two years immediately following a change in control. The value shown equals the total number of unvested stock option shares as of December 31, 2018, multiplied by the difference between the closing price of Merck common stock on December 31, 2018, of $76.41 and the exercise price of the option.

(4) The value equals the total number of accelerated shares as of December 31, 2018, multiplied by the closing price of Merck common stock on December 31, 2018, which was $76.41.

PROPOSAL 3
PROPOSAL TO ADOPT THE 2019 INCENTIVE STOCK PLAN

We are asking our shareholders to adopt the 2019 Incentive Stock Plan (the "2019 ISP"), which will replace the 2010 Incentive Stock Plan (the "2010 ISP") as last approved by shareholders in May 2015.

The Board of Directors believes cash and stock-based incentives play an important role in attracting and retaining talent and provide a critical link between employee incentives and long-term shareholder value. The Board approved the 2019 ISP and directed that it be submitted to shareholders for approval. A summary follows, subject to the terms set forth in Appendix C. If the 2019 ISP is approved by shareholders, no future grants will be made under the 2010 ISP as of May 31, 2019. If shareholders fail to approve the 2019 ISP, the 2010 ISP will remain in effect in accordance with its terms until its expiration date in May 2020.The 2019 ISP incorporates certain governance best practices including:

- Minimum vesting period of one year from the date of grant for all equity-based awards granted under the 2019 ISP, except under certain limited circumstances and with permitted exceptions up to 5% of the share reserve.
- Minimum 100% fair market value exercise price as of the date of grant for options and stock appreciation rights, except for substitute awards granted through the assumption or substitution of awards from an acquired or merged company.
- No "liberal" change in control definition and no single trigger vesting upon change in control
- No repricing of stock options or stock appreciation rights and no cash buyout of underwater options or stock appreciation rights without shareholder approval, except for adjustments with respect to a change in control or an equitable adjustment in connection with certain corporate transactions.
- No excise tax gross-ups
- Provides for clawback of incentive awards under specific circumstances
- Prohibits the payment of dividends on unvested or unearned awards

A copy of the 2019 ISP is included in this proxy statement as Appendix C.

Incentive Plan Share Utilization Rate and Overhang

In determining the terms of the 2019 ISP and the amount of the 2019 ISP share reserve, our Board considered the factors above and a number of other factors, including the following annual share usage under our equity compensation program for 2016-2018 as follows:

		(Shares in 000s)			3-Year Average Share Usage
		2018	2017	2016	
(a)	Restricted stock units granted	7,270	5,014	5,617	
(b)	Performance share units vested	758	833	786	
(c)	Shares underlying options granted	3,520	4,232	6,220	
(d)	Total shares granted (a+b+c)	11,548	10,079	12,623	
(e)	Weighted-average basic shares outstanding	2,664,000	2,730,000	2,766,000	
(f)	Annual share usage rate (d/e)[1]	0.43%	0.37%	0.46%	0.42%

(1) Not adjusted for forfeitures, withholding and expirations (which would reduce the share usage rate if taken into account).

The historical amounts shown above are not necessarily indicative of the shares that might be awarded in 2019 and beyond, including under the proposed 2019 ISP.

If we continue making equity awards consistent with our practices over the past three years as set forth above, we estimate that the share reserve under the 2019 ISP will be sufficient to last us for the term of the plan. However, expectations regarding future share usage could be impacted by a number of factors such as award type mix; hiring and promotion activity; the rate at which shares are returned to the 2019 ISP's reserve upon the awards' expiration, forfeiture or cash settlement; the future performance of our stock price; the consequences of acquiring other companies; and other factors. While we believe that the assumptions we used are reasonable, future share usage may differ from current expectations.

As of December 31, 2018, we had approximately 153 million Common Shares subject to outstanding equity awards or available for future equity awards under the 2010 ISP, which represented approximately 5.6% of fully diluted Common Shares outstanding. If the 2019 ISP is approved by shareholders, no future grants will be made under the 2010 ISP as of May 31, 2019, and the 119 million shares proposed to be included in the 2019 ISP share reserve would provide a fully-diluted overhang of 5.85% as calculated below:

		(000s)
(a)	Share request subject to shareholder approval[1]	119,000
(b)	Shares underlying outstanding awards as of 12/31/18	41,974
(c)	Total shares requested under the 2019 ISP or subject to outstanding equity awards (a + b)	160,974
(d)	Basic common shares outstanding as of 12/31/18	2,592,560
(e)	Fully-diluted overhang (c/(c+d))	5.85%

(1) The proposed share request is subject to reduction for any awards granted under the 2010 ISP after December 31, 2018. Upon shareholder approval of the 2019 ISP, no further awards will be made under the 2010 ISP.

Additional information, in each case as of December 31, 2018 (unless otherwise noted), in respect of price, term and number of shares subject to outstanding grants by award type is included in the following table:

	(000s)
Total shares underlying outstanding options	23,807
Weighted average exercise price of outstanding options	$51.89
Weighted average remaining contractual life of outstanding options	5.95 years
Total full-value awards outstanding	18,167

Administration: The 2019 ISP is administered by the C&B Committee which is comprised of non-employee directors within the meaning of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"). The C&B Committee establishes the terms and conditions of awards, subject to certain limitations in the 2019 ISP plan document. The C&B Committee may delegate to the Chief Executive Officer or other senior management of the Company (or subsidiary) certain authority, including the authority to grant awards to Eligible Employees who are not directors or Section 16 Officers.

Outstanding and Unissued Grants under the 2010 ISP: As of December 31, 2018, stock options with respect to 24 million shares of Common Stock were outstanding with a weighted average exercise price of $51.89 and a weighted average remaining term of 5.95 years. In addition, there were 16 million shares subject to unvested restricted stock or restricted stock units, 2 million shares subject to unvested Performance Awards and approximately 111 million shares remaining available for grant. The closing price of the Common Stock on December 31, 2018 was $76.41 per share.

Primary aspects of the proposed 2019 ISP are as follows and are subject to the terms of the 2019 ISP which is set forth in Appendix C of this proxy statement.

Plan term: Effective June 1, 2019. No new Incentives may be granted under the 2019 ISP on or after May 31, 2029, or earlier if terminated by the Board. However, the term and exercise of Incentives granted before then may extend beyond that date.

Eligibility for grants: Grants may be made to "Eligible Employees" who are regular full-time and part-time employees employed by the Company or its subsidiaries, its affiliates and its joint ventures. Officers, whether or not directors of the Company, and employees of a joint venture partner or affiliate of the Company who provide services to the joint venture with the partner or affiliate are also included as eligible. The C&B Committee of the Board of Directors, all of whom must be independent, determines which Eligible Employees actually receive grants. As of December 31, 2018, there are approximately 68,442 Eligible Employees.

Incentives Available: Incentive and Non-Qualified Stock Options ("Stock Options"); Restricted Stock; Performance Awards; Phantom Stock Awards; Stock Appreciation Rights ("SARs"); Share Awards; Other Share-Based Awards; Cash Awards.

Shares Available: 119 million shares of Common Stock of Merck & Co., Inc. ("Common Stock"), counted as described below and subject to certain adjustments. If this Plan is approved by shareholders, no further grants will be made under the 2010 ISP after May 31, 2019. Available shares are reduced by one share for each incentive granted after December 31, 2018 under the 2010 ISP.

Share Counting Method: For purposes of determining the number of shares of Common Stock remaining available for issuance:

- Only Incentives payable in shares of Common Stock will be counted. Shares of Common Stock relating to Incentives that are settled in cash in lieu of shares under the 2019 ISP will not be counted as issued.
- Shares of Common Stock that are tendered or withheld in payment of all or part of the exercise price of a Stock Option (or, after December 31, 2018, stock options under the 2010 ISP) are added back to the remaining shares.
- Shares of Common Stock that are tendered or withheld in satisfaction of the withholding obligations of an Incentive (or, after December 31, 2018, an award under the 2010 ISP) are also added back.
- Shares of Common Stock for Incentives (or, after December 31, 2018, awards under the 2010 ISP) that expire, are forfeited, are cancelled or terminate for any reason without issuance of shares are added back.
- Shares of Common Stock issued in connection with Incentives granted in assumption, conversion or substitution of previous awards granted by another entity as the result of the Company's acquisition of the entity or the combination of the Company with another entity are not counted as issued under the 2019 ISP.
- Shares of Restricted Stock (or, after December 31, 2018, restricted stock awards under the 2010 ISP) that are settled in cash or forfeited and returned to the Company upon a participant's termination of service are added back.
- Shares covered by a SAR settled in stock that are not issued upon exercise of the right are added back.
- Shares under a pre-existing, shareholder-approved plan of an entity acquired by our Company (or any subsidiary or affiliate) or an entity with which our Company (or any subsidiary or affiliate) combines may be used for Incentives and will not be counted as issued; such shares may only be used for grants of awards made prior to the expiration of the pre-existing plan and to persons who were not employees or directors of our Company (or any subsidiary or affiliate) prior to the acquisition or combination.

Individual Limitations: In any calendar year, no individual may receive Incentives covering more than 3 million shares of Common Stock, which amount may be adjusted as described below. For Incentives denominated in cash, the limit for all Incentives per individual is $10 million in any calendar year.

Adjustments: In the event of reorganization, recapitalization, reclassification, stock split or reverse stock split, stock dividend, extraordinary cash dividend, combination of or exchange of shares, repurchase of shares, merger, consolidation, rights offering, spin off, split off, split up, change in corporate structure or other event identified by the C&B Committee, the C&B Committee will make the equitable adjustments in (i) the number and kind of shares authorized for issuance under the Plan (ii) the number and kind of shares subject to outstanding Incentives, (iii) the number and kind of shares that may be granted to an Eligible Employee in any calendar year, (iv) the option price of Stock Options, (v) the grant value of SARs, in a manner it may deem appropriate and (vi) the terms and conditions of any outstanding Awards (including without limitation any applicable performance targets or criteria with respect thereto).

General Limitations on Vesting and Exercisability: Incentives (other than cash-based Incentives) shall vest no earlier than the first anniversary of the date on which the incentive is granted; provided that the following incentives will not be subject to the foregoing minimum vesting requirement any: (i) substitute incentives granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction, (ii) shares of Common Stock delivered in lieu of fully vested cash awards and (iii) additional incentives the Committee may grant, up to a maximum of 5% of the available share reserve authorized for issuance under the Plan; and provided further that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Incentives, including in cases of retirement, death, disability, or Change in Control, in the terms of an Award instrument or agreement.

Additional Provisions Regarding Stock Options:

Number granted. Determined by the C&B Committee or its delegate (the Board for CEO, as discussed below).

Exercise Price. Not less than 100% of fair market value of a share of stock on the grant date.

- The fair market value currently is, generally, the closing price of the Common Stock as quoted on the New York Stock Exchange on the grant date.
- However, the exercise price may be higher (not lower) in certain countries in consideration of local law.

Vesting and Exercise Periods. As determined by the C&B Committee. However:

- If a grantee's service is terminated for gross misconduct, as determined by the Company, all rights under the Stock Option expire immediately.
- The term of a Stock Option, generally, may not exceed ten years. However, in the event of the death of a grantee prior to the expiration of a Nonqualified Option, the C&B Committee may permit exercise for up to 11 years.

Repricing Prohibited. No adjustment or reduction of the exercise price of any outstanding Stock Options in the event of a decline in stock price is permitted without approval by Company's shareholders or as otherwise specifically provided under the 2019 ISP (such as an equitable adjustment as described above). The prohibition includes:

- Reducing the exercise price of outstanding Incentives, and
- Canceling outstanding Incentives in connection with regranting Incentives at a lower price to the same individual and
- Canceling an underwater Stock Option in exchange for a cash payment

Limits on Incentive Stock Options. In general, Incentive Stock Options must satisfy requirements prescribed by the Internal Revenue Code of 1986, as amended (the "Code") to qualify for special tax treatment, including the limit of 50 million shares of Common Stock to be issued as ISOs during the term of the Plan. Therefore:

- No person may receive a grant of ISOs for stock that would have an aggregate fair market value in excess of $100,000, determined when the ISO is granted, that would be exercisable for the first time during any calendar year.
- If any grant is made in excess of the limits provided in the Code, the grant automatically becomes a Nonqualified Option.

Dividend Equivalents. No dividends or dividend equivalents may be paid or accumulated during the period of the Option.

Additional Provisions Regarding SARs:

Type of SAR. SARs may be issued singly ("Stand Alone SAR") or in combination with a Stock Option ("Tandem SAR"). SARs may be paid in shares, cash or a combination of shares and cash as determined by the C&B Committee.

- A Tandem SAR entitles its grantee to surrender the Stock Option which is then exercisable and receive an amount equal to the excess of the fair market value of the Common Stock on the date the election to surrender is received by the Company over the Stock Option price multiplied by the number of shares covered by the Stock Option which is surrendered.
- A Stand Alone SAR grantee is entitled to an amount equal to the excess of the fair market value of the Common Stock on the date the election to surrender is received by the Company over the fair market value of the Common Stock on the date of grant, multiplied by the number of shares covered by the Stand Alone SAR being exercised.

Number granted. Determined by the C&B Committee or its delegate (the Board for CEO, as discussed below).

Dividend Equivalents. No dividends or dividend equivalents may be paid or accumulated in connection to the SAR.

Repricing *Prohibited.* As described above with respect to options, no adjustment or reduction of the exercise price of any outstanding Stock Appreciation Right in the event of a decline in stock price is permitted without approval by Company's shareholders or as otherwise specifically provided under the 2019 ISP (such as an equitable adjustment as described above).

Additional Provisions Regarding Restricted Stock Awards:

Types of Restricted Stock Awards. "Restricted Stock Grants" — either actual shares of Common Stock ("Restricted Stock") or phantom shares of Common Stock ("Restricted Stock Units") — may be granted subject to the terms and conditions as the C&B Committee prescribes.

Number granted. Determined by the C&B Committee or its delegate (the Board for CEO as discussed below).

Vesting. Grantees generally must continue service during a period designated by the C&B Committee ("Restricted Period") in order to receive the shares, cash or combination under the Restricted Stock Grant.

- If service ends before the Restricted Period ends, the Restricted Stock Grant will terminate. However, the C&B Committee may, at the time of the grant, provide for the service restriction to lapse with respect to a portion or portions of the Restricted Stock Grant at different times during the Restricted Period. The C&B Committee may, in its discretion, also provide for complete or partial exceptions to the service restriction as it deems equitable.
- All restrictions imposed under the Restricted Stock Grant lapse upon the expiration of the Restricted Period if the conditions described above have been met.

Form of Grant. Restricted Stock Grants are shares of actual Common Stock. Payouts of Restricted Stock Units may be in the form of shares of Common Stock, cash or any combination of shares and cash as determined by the C&B Committee.

Dividend Equivalents. The C&B Committee may, at the time of grant, provide that dividends or dividend equivalents are accumulated, or neither paid nor accumulated. Notwithstanding anything to the contrary, dividends or dividend equivalents which are accumulated may only be paid out to the extent the Restricted Stock Grant is earned.

Additional Provisions Regarding Performance Awards:

Award Period. The C&B Committee will determine the period for which a Performance Award is made ("Award Period") and the Performance Goals. The Award Period generally may not be shorter than one year.

Number granted. Determined by the C&B Committee or its delegate (the Board for CEO, as discussed below).

Performance Goals. May include (without limitation) goals based on any or a combination of the following measures relating to the Company, or a subsidiary, division, business unit or joint venture:

- Share price
- Revenue
- Operating income
- Net operating profit after taxes
- Operating profit before tax
- Pre-tax profits
- Earnings per share
- Return on shareholders' equity
- Return on assets or net assets
- Return on investment
- Cash flow, including free cash flow
- Earnings before interest, taxes, depreciation and amortization ("EBITDA")
- Sales
- Return on Sales
- Net earnings
- Net income
- Net income per share
- Total shareholder return relative to assets
- Total shareholder return relative to peers or index
- Economic value added
- Growth in assets
- Share performance
- Relative share performance
- Market penetration goals
- Geographic business expansion goals
- Strategic business criteria
- Drug discovery, scientific (including clinical and pre-clinical) goals or regulatory filings or approvals
- Pipeline value
- Cost reduction targets
- Enterprise value based on share price, total shares outstanding and EBITDA
- Market Share
- New product launch performance
- Compliance goals
- Customer satisfaction
- Customer growth
- Employee satisfaction
- Earnings before taxes or before interest and taxes

- Return on capital, including return on total capital or return on invested capital
- Cash flow return on investment
- Improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable
- Operating margin
- Gross margin
- Year-end cash
- Cash margin
- Debt reduction
- Strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property)
- Establishing relationships with commercial entities with respect to marketing, distribution and sale of Company products (including with group organizations, distributors and other vendors)
- Supply chain achievements (including establishing relationships with manufacturers and suppliers of component materials and manufacturers of Company products)
- Financial ratios, including those measuring liquidity, activity, profitability or leverage
- Cost of capital or assets under management
- Financing and other capital raising transactions (including sales of the Company's equity or debt securities factoring transactions)
- Sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally or through partnering transactions
- Implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures
- Factoring transactions
- Recruiting and maintaining personnel
- Inventory turnover
- Days of sales outstanding over a collection period
- Any other financial or other measurement established by the C&B Committee

Performance Award Payouts. The C&B Committee will establish the method of calculating the amount of payment to be made under a Performance Award if Performance Goals are met, including any maximum payment. After the completion of an Award Period, the relevant performance will be measured against the Performance Goals, and the C&B Committee will determine whether all, none or a portion of Performance Award is paid. Payment may be made in shares, cash or a combination.

Dividend Equivalents. The C&B Committee may at the time of grant provide that dividends or dividend equivalents during the Award Period are accumulated, or neither paid nor accumulated. Notwithstanding anything to the contrary, dividends or dividend equivalents may only be paid out to the extent the Performance Award is earned.

Other Share-Based Awards:

Actual shares of common stock or phantom shares of common stock may be granted in the amounts and according to the terms and conditions as the C&B Committee determines and may be subject to the achievement of the Performance Goals described above. Notwithstanding anything to the contrary, dividends (or dividend equivalents) may only be paid to the extent that the Other Share-Based Award has been earned.

Other Information:

Change in Control. Upon a change in control of the Company, with respect to Incentives issued to Eligible Employees in the United States, the 2019 ISP and the Incentives will continue in accordance with their terms, and, except as otherwise determined by the C&B Committee at the time of grant, certain actions will be taken with respect to each type of Incentive, including:

Stock Options
- Stock Options will become fully vested and exercisable upon the option holder's involuntary termination without cause within 24 months of the change in control.
- In general, vested stock options may be exercised for five years following termination of the option holder's service following a change in control (but not beyond the original term of the stock option). This extended exercise period would not apply in the case of terminations by reasons of death or retirement or for gross misconduct.
- If the Stock Option is not continued by the surviving company following the change in control and is not converted into an option for shares of the surviving company, the option holder will be entitled to receive a cash payment in an amount at least equal to the difference between the price per share paid to shareholders in the change in control and the exercise price of such Stock Option.

Restricted Stock Grants
- Upon the grantee's involuntary termination without cause within 24 months after the change in control, Restricted Stock Grants will continue to vest as if the grantee's service had continued and will, generally, become payable under its original terms in shares of the surviving company's stock.
- If Restricted Stock Grants are not continued by the surviving company following the change in control and are not converted into a substantially similar restricted stock grant with respect to shares of the surviving company, the grantee will be entitled to receive a cash payment for all of the grantee's outstanding Restricted Stock Grants.

Performance Awards
- On a change in control, outstanding Performance Awards will be deemed to have achieved Performance Goals and will continue to vest and be paid according to their original schedule.
- Upon the grantee's involuntary termination without cause within 24 months after the change in control, outstanding Performance Awards will continue to vest as if the grantee's service had continued and be paid at the same time payments are made to active grantees.
- If Performance Awards are not continued by the surviving company following the change in control and are not converted into substantially similar performance awards, the Performance Awards will be paid out in cash.

During the 24 months after a change in control, no amendment to the material terms of the 2019 ISP is permitted if it would be materially adverse to participants. The 2019 ISP also provides for payment of participants' legal fees in the event of disputes after a change in control.

A "change in control" for purposes of the 2019 ISP has the same meaning that it has under the Company's Change in Control Separation Benefits Plan, except as to awards that are deferred compensation subject to Section 409A of the Code, in which event the definition permitted under Section 409A of the Code will apply.

Limited Transferability. Except as provided in the next sentence, Incentives are not transferable and may not be subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution, and such award may be exercised during the life of the grantee only by the grantee or the grantee's guardian or legal representative. The C&B Committee may permit a grantee to make a gift of Nonqualified Options to members of the grantee's immediate family (spouse, parent, children, stepchildren and grandchildren), spouses of immediate family members, and trusts for the benefit of one or more of them, or a partnership, family partnerships and similar entities for the benefit of immediate family members.

Plan Amendment and Termination. The Board of Directors may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes. However, it may not, without the consent of affected grantees, revoke or alter outstanding Incentives in a manner unfavorable to them. The Board also may not amend the Plan without shareholder approval where the absence of approval would cause the Plan to fail to comply with Rule 16b-3 under the Exchange Act, or any other requirement of applicable law or regulation. Notwithstanding the foregoing, without consent of affected grantees, Incentives may be amended, revised or revoked when necessary to avoid penalties under Section 409A of the Code.

Federal Income Tax Consequences. An explanation of the U.S. federal income tax consequences for grantees who are subject to tax in the United States follows. This summary is not intended to be complete and does not describe any gift, estate, social security or state, local or non-U.S. tax consequences. It is not intended as tax guidance to grantees in the 2019 ISP. Notwithstanding the corporate income tax deduction descriptions below, the Company is generally limited to a $1 million annual deduction for total compensation paid to our Named Executive Officers.

• *Stock Options.* The grant of an incentive stock option or a nonqualified stock option would not result in income for the grantee or a deduction for the Company. The exercise of a nonqualified stock option would result in ordinary income for the grantee and a deduction for the Company measured by the difference between the option price and the fair market value of the shares received at the time of exercise. Income tax withholding would be required.

The exercise of an incentive stock option would not result in income for the grantee if the grantee (i) does not dispose of the shares within two years after the date of grant or one year after the transfer of shares upon exercise and (ii) is an employee of the Company or a subsidiary of the Company from the date of grant and through and until three months before the exercise date. If these requirements are met, the basis of the shares upon later disposition would be the option price. Any gain will be taxed to the employee as long-term capital gain and the Company would not be entitled to a deduction. The excess of the market value on the exercise date over the option price is an item of tax preference, potentially subject to the alternative minimum tax.

If the grantee disposes of the shares prior to the expiration of either of the holding periods, the grantee would recognize ordinary income and the Company would be entitled to a deduction equal to the lesser of the fair market value of the shares on the exercise date minus the option price or the amount realized on disposition minus the option price. Any gain in excess of the ordinary income portion would be taxable as long-term or short-term capital gain.

• *SARs and Performance Awards*. The grant of a SAR or a Performance Award would not result in income for the grantee or a deduction for the Company. Upon the exercise of a SAR or the receipt of shares or cash under a Performance Award, the grantee would recognize ordinary income and the Company would be entitled to a deduction measured by the fair market value of the shares plus any cash received. Income tax withholding would be required.

• *Restricted Stock Grants.* The grant of Restricted Stock would not result in income for the grantee or in a deduction for the Company for federal income tax purposes, assuming the shares transferred are subject to restrictions resulting in a "substantial risk of forfeiture" as intended by the Company. If there are no such restrictions, the grantee would recognize ordinary income upon receipt of the shares. Any dividends that are accumulated while the stock remained subject to restriction would be treated as compensation for federal income tax purposes. At the time the restrictions lapse, the grantee would receive ordinary income and the Company would be entitled to a deduction measured by the fair market value of the shares at the time of lapse. Income tax withholding would be required.

• *Share Awards.* If Share Awards are in the nature of shares of Merck Common Stock (as opposed to phantom stock), they generally would be taxable as ordinary income equal to the aggregate of their fair market value when the grant is not subject to a substantial risk of forfeiture. If in the form of phantom stock, Share Awards generally would be taxable as ordinary income equal to the aggregate of their fair market value when convertible to cash or shares that are not subject to a substantial risk of forfeiture. In all events, the Company would be entitled to a deduction for the amount included in the grantee's income.

• *Restricted Stock Units.* The grant of Restricted Stock Units would not result in income for the grantee or in a deduction for the Company. Upon the receipt of shares or cash under the award of grant of Restricted Stock Units, the grantee would recognize ordinary income and the Company would be entitled to a deduction measured by the fair market value of the shares plus any cash received. Income tax withholding would be required.

Equity Compensation Plan Information

The following table summarizes information about the options, warrants and rights and other equity compensation under the Company's equity compensation plans as of the close of business on December 31, 2018. The table does not include information about tax qualified plans such as the Merck U.S. Savings Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders[1]	23,807,101[2]	$51.89	110,977,283
Equity Compensation Plans Not Approved by Security Holders	0	0	0
Total	**23,807,101[2]**	**$51.89**	**110,977,283**

(1) Includes options to purchase shares of Company Common Stock and other rights under the following shareholder-approved plans: the Merck & Co., Inc. 2010 ISP.

(2) Excludes approximately 16,128,455 shares of restricted stock units, 2,039,065 Performance Awards (assuming maximum payouts) under the Merck & Co., Inc. 2010 ISP and all cash-settled awards.

FOR The Board of Directors recommends a vote **FOR** this proposal.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2019

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm (the independent auditors) with respect to our operations for the year ending December 31, 2019, subject to ratification by the holders of common stock of the Company. In taking this action, the Audit Committee considered carefully PwC's performance in that capacity for the Company since the merger between Merck & Co., Inc. and Schering-Plough Corporation (the "Merger"), and prior to the Merger since its retention in 2002, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards. The Audit Committee is responsible for the audit fee negotiations associated with the retention of PwC. The Audit Committee annually evaluates the performance of PwC, including the senior audit engagement team, and determines whether to reengage the independent registered public accounting firm.

The Audit Committee and the Board of Directors believe that the continued retention of PwC as our independent registered public accounting firm is in the best interest of the Company and our shareholders. Because the members of the Audit Committee value shareholders' views on our independent auditors, even though ratification is not legally required, there will be presented at the Annual Meeting a proposal for the ratification of the appointment of PwC. If the appointment of PwC is not ratified, the matter of the appointment of independent auditors will be considered by the Audit Committee.

Representatives of PwC will be present at the Annual Meeting to make a statement if they desire to do so. They will also be available to answer appropriate questions from shareholders.

FOR

The Board of Directors recommends that shareholders vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2019.

The Audit Committee's Report for 2018 follows.

AUDIT COMMITTEE'S REPORT

The Audit Committee is made up entirely of independent Directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional heightened independence criteria applicable to members of the Audit Committee under the SEC and NYSE rules. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements.

During 2018, at each of its regularly scheduled meetings (which include in-person meetings scheduled in conjunction with the regular Board meetings, as well as teleconferences to review the quarterly and annual financial statements filed with the SEC), the Audit Committee met as a group with senior members of the Company's financial management, the independent auditors, and internal auditors. In addition, at each in-person meeting, the Audit Committee held separate private sessions with senior management, the independent auditors and internal audit to see that all were carrying out their respective responsibilities.

The Audit Committee has reviewed and discussed the annual audited financial statements with management. The Audit Committee also has received from the independent auditors the written disclosures and a letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence. Both the independent

auditors and the internal auditors had full access to the Committee.

The Audit Committee met with the independent auditors to discuss their fees, as well as the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Committee also discussed with the independent auditors their judgments regarding the quality and acceptability of the Company's accounting principles, the clarity of its disclosures, and whether its accounting principles and underlying estimates are aggressive or conservative, as well as other matters that are required to be discussed by applicable regulatory standards. The Audit Committee reviewed and discussed the audited financial statements with management. Based on the review and discussion referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K filing with the Securities and Exchange Commission. Additional information about the Audit Committee and its responsibilities may be found on page 21 of this proxy statement. The Audit Committee Charter is available on our website *www.merck.com/about/leadership/ board-of-directors*.

Audit Committee

Pamela J. Craig *(Chair)*
Leslie A. Brun
Thomas R. Cech, Ph.D.
Mary Ellen Coe [1]
Paul B. Rothman, M.D.

PRE-APPROVAL POLICY FOR SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As part of its duties, the Audit Committee is required to specifically pre-approve audit and non-audit services performed by the independent auditors to see that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee also will review and provide pre-approval for certain types of services that may be provided by the independent auditors without obtaining specific pre-approval from the

Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

(1) Joined the Board of Directors on March 18, 2019.

FEES FOR SERVICES PROVIDED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees for PwC, our independent auditors, for 2018 and 2017 are as follows:

Type of Payment or Benefit	2018 ($ in millions)	2017 ($ in millions)
Audit Fees[1]	$29.3	$29.9
Audit-Related Fees[2]	6.1	5.5
Tax Fees[3]	6.6	6.1
All Other Fees[4]	1.2	0.6
TOTAL FEES	**$43.2**	**$42.1**

(1) Fees for the audit of annual financial statements, the audits of effectiveness of internal control over financial reporting, reviews of quarterly financial statements filed in the reports on Form 10-Q, and statutory audits.

(2) Fees for audit-related services primarily related to employee benefit plan audits, other audit-related reviews, agreed-upon procedures and systems pre-implementation review procedures.

(3) Fees for tax services reported above included approximately $0.3 and $0.2 million, in 2018 and 2017, respectively, for tax compliance services.

(4) Consists of fees not included in the Audit, Audit-Related or Tax categories, including fees for reviews performed to maintain compliance with various government regulations relating to the healthcare industry.

None of the services provided by PwC for fiscal years 2018 or 2017 were approved by the Audit Committee pursuant to the waiver of pre-approval provisions set forth in the applicable SEC rules.

SHAREHOLDER PROPOSALS

The text of the shareholder proposals and supporting statements appear exactly as received by the Company unless otherwise noted. All statements contained in the proposals and supporting statements are the sole responsibility of the proponent(s). The proposals may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions. The Board recommends a vote against the shareholder proposals based on the reasons set forth in the Company's statements in opposition following each of the shareholder proposals.

The addresses of the proponents will be provided promptly upon request. Requests may be sent in writing to the Office of the Secretary, Merck & Co., Inc., 2000 Galloping Hill Road, K1-4157, Kenilworth, NJ 07033 U.S.A., or by calling 908-740-4000.

PROPOSAL 5
SHAREHOLDER PROPOSAL CONCERNING AN INDEPENDENT BOARD CHAIRMAN

Kenneth Steiner, of Great Neck, New York, owner of at least $2,000 in value of common stock of the Company as of November 7, 2018, has given notice that he intends to present for action at the Annual Meeting the following proposal:

PROPOSAL 5 — INDEPENDENT BOARD CHAIRMAN

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next Chief Executive Officer transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all necessary steps be taken to accomplish the above.

Merck shareholders need the rights that shareholders of many Fortune 500 companies already have. This is especially important because management has completely ignored 2 consecutive shareholder proposals for an independent board chairman that received more than 45% support each. These 45%-supported proposals could have received higher votes (perhaps 51% each) if all shareholders had access to independent proxy voting advice.

Ignoring these 45%-supported proposals is more serious given that Merck may have a weak Lead Director with little

"skin in the game." Lead Director, Leslie Brun, had zero "beneficially owned" shares.

Meanwhile there are challenges like the following that face our company, that need to be managed well and prevented from reoccurring, that could be helped by having an independent chairman to run the Board of Directors:

Oxfam America Report: criticism over alleged tax evasion through shifting profits into tax havens
September 2018

FDA Warning on diabetes medication SGLT2 Inhibitors over alleged cause of serious infection; One death and 11 Injuries
September 2018

Propecia and Proscar (Finasteride): Lawsuits over alleged side effects
July 2018

Fosamax: Personal injury lawsuits over alleged bone injuries and Osteonecrosis of the Jaw
July 2018

Class Action over alleged gender discrimination, Smith lawsuit
June 2018

Cyber malware breach related to "NotPetya" malware, affected operations and productions of certain medicines and vaccines
June 2018

Lawsuit filed over alleged anti-competitive practices in the pricing of Zetia cholesterol drug, Providence City, RI
June 2018

Federal Antitrust Commission Report into alleged lack of competition among drug manufacturers, Mexico
August 2017

Statement of Objection issued by the European Commission on the Sigma-Aldrich merger over alleged EU rules breach
July 2017

Remicade (Infliximab): UK Investigation over anticompetitive practices
May 2017

Criticism over alleged role in offshore tax havens
April 2017

Merck filed petition to the SEC to omit shareholder proposals regarding drug pricing from annual meeting ballots
March 2017

An independent Chairman is best positioned to build up the oversight capabilities of our directors while our CEO addresses the challenging day-to-day issues facing the company. The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board.

Please vote yes:

INDEPENDENT BOARD CHAIRMAN — PROPOSAL 5

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

The Board has carefully considered the proposal and, for the reasons described below, believes adopting the shareholder proposal is not in the best interests of Merck's shareholders. The Board's current leadership model provides strong, consistent and experienced leadership, as well as robust, effective and independent oversight of Merck's business, and also provides the Directors with appropriate discretion to ensure that any decision regarding the Chairmanship of the Board is fully informed by all the facts and circumstances that apply at the time of the decision.

As the needs of the Company evolve, our independent and skilled Board of Directors should have the discretion to choose the leadership structure that best serves the interests of Merck's shareholders

Our Board continues to believe that the Company and our shareholders are best served by allowing the Board to exercise its judgment regarding the best leadership structure for the Company generally, and the best person to serve as its Chairperson specifically. The best leadership structure at any given time will depend on the leadership, skills and experience of the CEO, the Lead Independent Director and the other members of the Board, as well as the needs of the business and the competitive landscape, among other factors. The Directors who serve on a Board are best positioned to identify the individual who has the skills and commitment to perform the Chairperson role most effectively and who has the confidence and cooperation of the other directors. The Board's discretion should not be unduly constrained in advance.

As indicated under the *Board Leadership Structure* section on page 15 of this proxy statement, the independent members of the Merck Board review the leadership structure of the Company on a regular basis and consider feedback from shareholders as expressed in previous votes and in engagement dialogs with the Company. After consideration in 2018, the Board determined that Merck's shareholders continue to best be served by the unified Chairman/CEO role combined with a strong independent Lead Director with clearly defined and significant duties. Mr. Frazier, our current Chairman/CEO, is a highly-seasoned and successful leader with deep expertise in the pharmaceutical industry who has a strong track record of leadership at Merck. Since 2012, Mr. Frazier has consistently received more than 95% support from the Company's shareholders in our director elections.

The Board will continue to evaluate regularly the effectiveness of the Company's leadership structure in serving Merck's shareholders. Such an evaluation would naturally take place at the time of the next CEO transition. The Board at that time will consider all of the relevant circumstances in determining whether shareholders' interests are best served by continuing the current structure or transitioning to a different one.

Our existing governance practices and current leadership structure promote effective and independent Board oversight

Our strong corporate governance policies and practices, including the substantial percentage of independent Directors on our Board, as well as the robust duties of our independent Lead Director, empower our independent Directors to effectively oversee senior management, including the performance of our Chief Executive Officer. The position of Lead Director at Merck comes with a clear mandate and significant authority and responsibilities, including:

- The authority to call meetings of the independent Directors
- Serving as the principal liaison on board-wide issues between the independent Directors and the Chairman/CEO
- Being available for consultation and direct communication with major shareholders, as appropriate
- Leading the annual performance evaluations of the Board and the Chairman/CEO
- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors;
- Approving Board meeting agendas and schedules, and consulting with senior management on the supporting material for Board meetings
- Serving as a liaison between the Board and shareholders on investor matters
- Leading the CEO succession planning process

For more information on the Lead Director's duties and responsibilities, see the *Lead Director* section beginning on page 16.

11 out of 12 Board members are independent and all Board committees are chaired by independent Directors

Since 2018, the Board has added two new independent Directors. Currently, 11 out of 12 Board members are independent. All four standing Board committees are made up of independent and experienced Directors and are led by an independent chair. These four independent Board committees are responsible for the oversight of many critical matters, such as evaluating the CEO's performance, overseeing the integrity of the Company's financial statements, monitoring our risk-management program, designing our executive compensation program, developing the strategies and operations for the Company's research and development of pharmaceutical products and vaccines, and nominating new directors. As a non-independent Director, Mr. Frazier is not a member of any Board committee. This structure provides each Director with an equal stake in the Board's actions and oversight role and makes them equally accountable to shareholders.

Board Recommendation

The Board's current leadership model strikes an appropriate balance between strong and consistent executive leadership and independent and effective oversight of Merck's business. The proposal seeks to replace the Company's balanced governance structure with an inflexible approach that restricts the Board's ability, regardless of circumstances, to exercise judgment about which arrangements would best serve the interests of our Company and its shareholders at a particular time.

The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 6
SHAREHOLDER PROPOSAL CONCERNING EXECUTIVE INCENTIVES AND STOCK BUYBACKS

Oxfam America, Inc., of Washington, DC, and other co-filers, each owning at least $2,000 in value of common stock of the Company as of November 15, 2018, have given notice that they intend to present for action at the Annual Meeting the following proposal:

PROPOSAL 6 — EXECUTIVE INCENTIVES AND STOCK BUYBACKS

RESOLVED that shareholders of Merck & Co., Inc. ("Merck") urge the Board of Directors to adopt a policy that the Compensation and Benefits Committee (the "Committee") must approve a proposed sale of Compensation Shares by a senior executive during a Buyback and, for each such approval granted, explain in writing, for inclusion in Merck's proxy statement for the relevant period, why the Committee concluded that approving the sale was in Merck's long-term best interest.

For purposes of this Proposal, "Compensation Shares" are shares of Merck common stock obtained pursuant to a compensation award, grant or other similar arrangement, including shares obtained upon the exercise of stock options, vesting of restricted stock or settlement of a long-term incentive plan award. A Buyback occurs when Merck has announced it will be repurchasing shares of common stock.

SUPPORTING STATEMENT

We support senior executive compensation arrangements that promote ethical behavior, encourage investment in innovation and the workforce, and align the interests of senior executives and long-term shareholders. We believe that equity compensation, appropriately managed, can be consistent with those objectives.

We are concerned, however, that allowing senior executives to cash out during a Buyback defeats the long-term orientation which equity compensation is meant to foster. Buybacks have reached record levels in 2018 as a result of the 2017 Tax Cuts and Jobs Act, including the $10 billion in Buybacks which Merck announced in late 2017, and late 2018. This runs counter to the claims that the savings provided to corporations by the tax cut would be reinvested.[1] Even before the recent surge, research found that Merck's spending on research and development — at 19% of revenues — lagged behind the 20% of revenues the company spent on share buybacks and dividends from 2006 through 2015.[2]

A 2018 study by Commissioner Robert Jackson's staff found that sales of company stock by insiders increased significantly following Buyback announcements: The number of companies with at least one insider selling in the eight days after an announcement was double the number absent a buyback, and the average daily trade size was five times larger. Insiders benefited from a stock price bump following the announcement, which averaged over 2.5%. Commissioner Jackson concluded that Buybacks "give executives an opportunity to take significant cash off the table, breaking the pay-performance link."[3]

We agree with Commissioner Jackson that "corporate boards and their counsel should pay closer attention to the implications of a buyback for the link between pay and performance." To that end, he urged that compensation committees should be required to approve sales of shares acquired through equity compensation programs and, if approval is granted, disclose to shareholders why the sale is in the company's long-term best interests. Our proposal urges Merck to adopt that suggestion for sales by senior executives of Compensation Shares during Buybacks.[4] In our view, scrutinizing decisions to cash out will help keep senior executives' focus on the long term, where it belongs.

We urge shareholders to vote for this Proposal.

EXECUTIVE INCENTIVES AND STOCK BUYBACKS — PROPOSAL 6

1 E.g., *https://www.nbcnews.com/politics/politics-news/trump-signs-tax-cut-bill-first-big-legislative-win-n832141; http://nymag.com/daily/intelligencer/2018/07/corporations-are-investing-in-stock-buybacks-that-dont-pay.html*

2 See *https://www.oxfamamerica.org/explore/research-publications/prescription-for-poverty/*

3 See *https://www.sec.gov/news/speech/speech-jackson-061118*

4 See *https://www.sec.gov/news/speech/speech-jackson-061118*

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

The Board has carefully considered the proposal and, for the reasons described below, believes adopting the shareholder proposal is unnecessary in light of the Company's existing stock ownership policy and rigorous safeguards that regulate stock sales by senior executives.

Executives are required to hold a meaningful amount of Merck stock at all times

The Compensation and Benefits Committee recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. As such, we maintain a formal stock ownership policy, under which the CEO and other senior executives are required to acquire and hold a substantial amount of Merck common stock. Specifically, our CEO is required to hold an amount representing six times his base salary, and in fact holds over six times more stock than required. Our other NEOs are required to hold an amount representing three times their respective base salaries. Any executives who are not in compliance with our stock ownership guidelines are required to retain in stock a percentage of the after-tax net proceeds associated with stock option exercises and/or PSU and RSU distributions (100% for the CEO and 75% for the other NEOs). For more information, see "Stock Ownership Requirements" beginning on page 55.

Company policy and federal law constrain stock sales by executives

In addition to the stock ownership policy, we also have established and enforce policies that permit senior executives to sell Merck common stock only during a limited window period each quarter or pursuant to a pre-planned program entered into during a window period. These policies require executives to obtain pre-approval from the Merck legal department for any trade of Merck common stock to ensure that all legal and regulatory requirements are met. Moreover, federal securities laws require certain transactions in Merck shares by executive officers to be promptly reported to the SEC so that investors are fully informed.

Executives may have personal considerations that necessitate the sale of some stock

Our senior executives earn a significant portion of their total compensation in the form of equity that is subject to both time vesting and restrictive covenants. As a result, over time, a considerable portion of a long-serving executive's wealth will increasingly be concentrated in Merck common stock. When executive officers choose to sell a portion of their shares, they often have legitimate and compelling reasons, unrelated to the prevailing trading price or the existence of a buyback program, such as medical or education expenses, the desire to balance a portfolio, or estate-planning needs.

Board Recommendation

The Board believes the existing stock ownership policy and rigorous safeguards that regulate stock sales by senior executives best ensure that the interests of senior executives with respect to stock ownership are aligned with the interests of shareholders, and that the additional approval and reporting requirements called for by the shareholder proposal would be an unnecessary and unproductive use of the Company's time and resources that would not enhance such alignment.

The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 7
SHAREHOLDER PROPOSAL
CONCERNING DRUG PRICING

The Province of Saint Joseph of the Capuchin Order, of Milwaukee, Wisconsin, and other co-filers, each owning at least $2,000 in value of common stock of the Company as of November 27, 2018, have given notice that they intend to present for action at the Annual Meeting the following proposal:

PROPOSAL 7 — DRUG PRICING

RESOLVED, that shareholders of Merck & Co., Inc. ("Merck") urge the Compensation and Benefits Committee to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into Merck's incentive compensation policies, plans and programs ("arrangements") for senior executives. The report should include, but need not be limited to, discussion of whether (i) incentive compensation arrangements reward, or not penalize, senior executives for adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding prescription drug prices; and (ii) such concern is considered when setting financial targets for incentive compensation arrangements.

SUPPORTING STATEMENT

As long-term investors, we believe that senior executive incentive compensation arrangements should reward the creation of sustainable value. To that end, it is important that those arrangements align with company strategy and encourage responsible risk management.

We are concerned that the incentive compensation arrangements applicable to Merck's senior executives may discourage them from taking actions that result in lower short-term financial performance even when those actions may be in Merck's best long-term interests. Merck has committed to limit average price increases of its drugs to no more than the rate of inflation (*https://www.marketwatch. com/story/merck-to-lower-price-of-hep-c-treatment-zepatier- by-60-commits-to-responsible-pricing-2018-07-19*), but incentive compensation arrangements may be inconsistent with that commitment.

Merck uses revenue and pre-tax income as metrics for the annual bonus, and earnings per share (EPS) is a metric for performance share units granted after January 1, 2017.

(2018 Proxy Statement, at 51, 61) A 2017 Credit Suisse analyst report identified Merck as a company where U.S. net price increases accounted for at least 100% of 2016 net income growth. (*Global Pharma and Biotech Sector Review: Exploring Future US Pricing Pressure,* Apr. 18, 2017, at 22)

In our view, risks to long-term value arise when large senior executive payouts can be driven by price hikes. Attention may focus on both high senior executive payouts and drug pricing, fueling public outrage. Ovid Therapeutics CEO Jeremy Levin has argued that incentives to boost short-term performance, such as EPS, lead executives to raise prices (and rebates to middlemen), starve research and development and buy back shares. (*https://www.biocentury. com/biocentury/strategy/2016-09-19/why-jeremy-levin-says- executive-compensation-and-drug-pricing-must-*)

Incentives may have societal implications, as one critic of high pay for healthcare executives has noted: "[I]f the most influential executives of these companies are being paid to keep that [cost] trajectory up, that's money that's being taken away from education or infrastructure or other parts of the economy that may not be growing as quickly, and maybe that we'd want to grow more quickly." (*https:// www.npr.org/sections/health-shots/2017/07/26/539518682/ as-cost-of-u-s-health-care-skyrockets-so-does-pay-of-health- care-ceos*)

The disclosure we request would allow shareholders to better assess the extent to which compensation arrangements encourage senior executives to responsibly manage risks relating to drug pricing and contribute to long-term value creation. For example, it would be useful for investors to know whether incentive compensation target amounts reflect consideration of pricing pressures.

We urge shareholders to vote for this Proposal.

DRUG PRICING — PROPOSAL 7

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE PROPOSAL

The Board has carefully considered the proposal and, for the reasons described below, believes adopting the shareholder proposal is unnecessary and duplicative in light of the Company's existing risk management practices and disclosures related to pricing and executive compensation.

Merck is committed to responsible pricing and future innovation

Merck's mission is to invent medicines and vaccines that save and improve lives. The Company invests billions of dollars annually in research and development toward this goal. We also seek to ensure that patients have meaningful access to the medicines we develop and have long been committed to responsible pricing practices. Indeed, the Company has implemented multiple programs to help eligible patients who cannot afford their medications. Our pricing approach supports these efforts: we look at the value a medicine provides to patients and to society, and simultaneously take into account the need to pay an appropriate return on invested capital to ensure that we can sustain our research and development initiatives over the long term.

Merck is also proud of our commitment to pricing transparency. In January 2017, we were one of the first major pharmaceutical companies to begin providing an annual report disclosing the average annual list and net price changes across our product portfolio in the United States, including the rebates and discounts we provide to payers. These data show that our average annual net price changes (after rebates and discounts) across our U.S. human health portfolio have been in the low-to-mid single digit range since 2010.

Detailed pricing decisions regarding individual products sold in diverse parts of the world are appropriately determined by experienced Company managers in the ordinary course of business. Still, our Board of Directors appreciates the importance of risks related to pricing from a strategic and reputational perspective. This concern is reflected in the Board's oversight of the Company's long-term strategy, as well as our Enterprise Risk Management process. The Company's pricing strategies, public attitudes regarding pricing, and trends in the external environment all are important components of the Board's deliberations.

Our executive compensation program does not encourage inappropriate pricing decisions

The Compensation and Benefits Committee regularly evaluates our executive compensation programs, policies and practices through a formal, third-party risk assessment to ensure the plans do not encourage inappropriate risk-taking or threaten the Company's long-term interests. This third-party assessment specifically includes an analysis of risks related to short-term incentives and the impact on long-term sustainability. As fully described under Compensation Risk Assessment on page 56, Pay Governance, an independent compensation consultant, performed an independent review of our compensation policies and practices in the fall of 2018. Pay Governance concluded that our programs and policies are structured and operated in a manner that does not create risks reasonably likely to have a material adverse effect on our business, including the absence of problematic pay practices.

In addition to conducting and disclosing the results of this specific risk assessment regarding pay practices, the Company also already provides extensive disclosure on the careful design of our incentive compensation programs. Any plans for price increases are factored into the corporate budgeting process and included in the plan against which senior executives' performance is measured and compensation is paid. The CD&A, starting on page 42, provides substantial detail on the manner in which our executive compensation programs are designed to align the interests of our senior executives with those of our shareholders to ensure prudent actions that will benefit Merck's long-term value.

Board Recommendation

The Company already provides substantial disclosure on the issues addressed in the proposal. Specifically, the Board has demonstrated its commitment to evaluating and reporting on how enterprise risks, including risks associated with public concern over drug pricing, are integrated into our compensation policies and practices. The Board believes that its current annual disclosures are consistent with what the proposal seeks — an annual report on the extent to which risks associated with public concern over drug pricing strategies are integrated into the Company's incentive compensation plans and programs.

The Board of Directors recommends a vote AGAINST this proposal.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

MERCK & CO., INC. 2019 ANNUAL MEETING OF SHAREHOLDERS DETAILS

Date and Time:	Tuesday, May 28, 2019, at 9:00 a.m., local time
Location:	Bridgewater Marriott, 700 Commons Way, Bridgewater, New Jersey 08807
Record Date:	March 29, 2019

We hope you will fully participate as a shareholder and exercise your right to vote. It is very important that you vote to play a part in the future of our Company. You do not need to attend the Annual Meeting of Shareholders to vote your shares.

Please cast your vote right away on all of the following proposals to ensure that your shares are represented:

		More information	Board's recommendation	Broker discretionary voting allowed?	Votes required for approval	Abstentions and Broker Non-Votes
PROPOSAL 1	Election of Directors	Page 30	FOR each Nominee	No	Majority of votes cast	
PROPOSAL 2	Non-binding Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)	Page 40	FOR	No	Majority of votes cast	
PROPOSAL 3	Proposal to Adopt the 2019 Incentive Stock Plan	Page 75	FOR	No	Majority of votes cast	Do not count for all seven proposals (no effect)
PROPOSAL 4	Ratification of Appointment of Independent Registered Public Accounting Firm for 2019	Page 84	FOR	Yes	Majority of votes cast	
PROPOSAL 5-7	Shareholder Proposals	Pages 87-93	AGAINST	No	Majority of votes cast	

WHY DID I RECEIVE THIS PROXY STATEMENT?

The Board of Directors is soliciting your proxy to vote at the Annual Meeting because you were a shareholder at the close of business on March 29, 2019, the record date, and are entitled to vote at the Annual Meeting.

This proxy statement and 2018 Annual Report on Form 10-K (the "Proxy Materials"), along with either a proxy card, a voting instruction form, or Notice of Internet Availability of Proxy Materials, as applicable, are being distributed to shareholders beginning on April 8, 2019. The proxy statement summarizes the information you need to know to vote at the Annual Meeting. You do not need to attend the Annual Meeting to vote your shares.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with Merck's transfer agent, Equinity Trust Company, you are considered, with respect to those shares, **the shareholder of record**. The Proxy Materials and proxy card have been sent directly to you by Merck.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the **beneficial owner** of those shares. The Proxy Materials have been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares. See "Voting Information for Beneficial Owners" on page 96.

WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

The shares on your proxy card represent shares registered in your name, as well as shares in the Merck Stock Investment Plan. However, the proxy card does not include shares held for participants in the Merck & Co., Inc. U.S. Savings Plan, MSD Employee Stock Purchase and Savings Plan, Merck Puerto Rico Employee Savings Plans and Security Plan or the Merck Frosst Canada Inc. Stock Purchase Plan. Instead, these participants will receive separate voting instruction cards covering these shares from plan trustees.

WHAT CONSTITUTES A QUORUM?

As of the record date, 2,583,075,098 shares of Merck common stock were issued and outstanding. Each share of common stock is entitled to one vote per share. A majority of the outstanding shares present in person or represented by proxy constitutes a quorum for the transaction of business at the Annual Meeting. If you submit a properly executed proxy, then you will be considered part of the quorum.

HOW DO I ATTEND THE ANNUAL MEETING?

All shareholders as of the record date, March 29, 2019, may attend the Annual Meeting but must have an admission ticket and a valid, government-issued photo identification. **Tickets will be available to registered and beneficial owners and to one guest accompanying each registered or beneficial owner. You must request an admission ticket on or before May 13, 2019, if you wish to attend the Annual Meeting in Person.**

You can get your ticket(s) by accessing Shareholder Meeting Registration at *www.proxyvote.com* and following the instructions provided. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice of Internet Availability of Proxy Materials. Each person attending the Annual Meeting must bring a printed ticket and a valid photo ID, such as a driver's license or passport. Failure to follow these admission procedures may delay your entry into, or prevent you from being admitted to, our Annual Meeting.

Directions to the Annual Meeting will be available on your ticket or by visiting *www.merck.com/finance/proxy/overview.html*.

If you are unable to print your ticket(s), please contact Shareholder Meeting Registration Support at 1-844-318-0137 (toll free) or 1-925-331-6070 (international toll call) for assistance.

WEBCAST

If you are unable to attend the Annual Meeting, you will be able to view and listen to the meeting online. We will broadcast the Annual Meeting as a live webcast through our website. The webcast will remain available for replay for one month following the meeting. Visit our Investor Relations website at *https://investors.merck.com/events-and-presentations*.

HOW DO I VOTE?

If you are a **shareholder of record,** you may vote using any of the following methods:

- **Proxy card.** Be sure to complete, sign and date the card and return it in the prepaid envelope.
- **Via the internet.** You may vote online at *www.proxyvote.com*. You will need the 16-digit control number on the proxy card or the Notice of Internet Availability of Proxy Materials. The internet voting will close at 11:59 p.m. Eastern Time on May 27, 2019.
- **By telephone.** You may vote by calling 1-800-690-6903 (toll free). The telephone voting facilities will close at 11:59 p.m. Eastern Time on May 27, 2019.
- **In person at the Annual Meeting.** All shareholders may vote in person at the Annual Meeting. Please see "How Do I Attend The Annual Meeting?" on page 95. You may also execute a proxy to designate another person to represent you.

If you are a **beneficial owner** of shares, you may vote by following the voting instructions provided by your broker, bank or nominee. If you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot.

If you own MERCK shares	How to vote in person at the Annual Meeting
in your name, you are a REGISTERED shareholder	Attend and vote in person, or send a representative with a properly executed proxy designating such person as your representative, and submit your vote by proxy ballot provided at the meeting
through a BROKER, BANK, OR NOMINEE, you are a BENEFICIAL OWNER	Attend and vote in person if you obtain a legal proxy from the record owner in advance of the meeting and bring it with you to hand in along with the proxy ballot provided at the meeting

WHAT CAN I DO IF I CHANGE MY MIND AFTER I VOTE MY SHARES?

If you are a **shareholder of record,** you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- sending written notice of revocation to the Secretary of the Company;
- submitting a revised proxy by telephone, internet or paper ballot after the date of the revoked proxy; or
- attending the Annual Meeting and voting in person.

If you are a **beneficial owner** of shares, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

WILL MY VOTES BE CONFIDENTIAL?

Yes. Only the personal information necessary to enable proxy execution, such as control number or shareholder signature, is collected on the paper or online proxy cards.

All shareholder proxies and ballots that identify individual shareholders are kept confidential and are not disclosed except as required by law.

WHO WILL COUNT THE VOTE?

Representatives of IVS Associates, Inc. will tabulate the votes and act as inspectors of election.

VOTING INFORMATION FOR BENEFICIAL OWNERS

If you hold your shares through a broker, bank or nominee, you are considered the beneficial owner of those shares, but not the record holder. As a beneficial owner, you will receive voting instructions from that record holder and must communicate your voting decisions to that particular institution rather than directly to the Company by using the voting instruction form that the institution provides to you. You may also vote your shares via telephone or the internet by following the specific instructions the institution provides to you for that purpose.

Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting (except on ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2019). If you do not provide voting instructions, your shares will not be voted on any proposal other than the ratification of the auditors. This is called a "broker non-vote."

For your vote to be counted, you will need to communicate your voting decisions to your broker, bank or nominee before the date of the Annual Meeting.

WHAT IF I RETURN MY PROXY CARD BUT DO NOT PROVIDE VOTING INSTRUCTIONS?

If you are a **shareholder of record** and you return your signed proxy card but do not indicate your voting preferences, the individuals named in the proxy card will vote on your behalf as follows:

- **FOR** the election as Directors of each of the twelve nominees;
- **FOR** the approval of the compensation of our Named Executive Officers by a non-binding advisory vote;
- **FOR** the approval of the 2019 Incentive Stock Plan;
- **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2019; and
- **AGAINST** the shareholder proposals.

WHAT IF I AM A PLAN PARTICIPANT AND DO NOT PROVIDE VOTING INSTRUCTIONS?

If voting instructions are not received for shares held in the Merck & Co., Inc. U.S. Savings Plan, or the MSD Employee Stock Purchase and Savings Plan, those shares will not be voted. If voting instructions are not received from participants in the Merck Puerto Rico Employee Savings and Security Plan, the plan trustee will vote the shares you hold in the same proportion as the shares held in these plans for which voting instructions were timely received. If voting instructions are not received from participants in the Merck Frosst Canada Inc. Stock Purchase Plan, the plan trustee will vote the shares in accordance with the recommendations of the Board of Directors.

WHAT IS "HOUSEHOLDING" AND HOW DOES IT AFFECT ME?

Merck has adopted the process called "householding" for mailing the Proxy Materials and Notice of Internet Availability of Proxy Materials in order to reduce printing costs and postage fees. Householding means that shareholders who share the same last name and address will receive only one copy of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, unless we receive contrary instructions from any shareholder at that address. Merck will continue to mail a proxy card to each **shareholder of record.**

CAN I ACCESS THE PROXY MATERIALS ON THE INTERNET INSTEAD OF RECEIVING PAPER COPIES?

The Proxy Materials are available on Merck's website at *www.merck.com/finance/proxy/overview.html*. If you are a **shareholder of record**, you may choose to stop receiving paper copies of Proxy Materials in the mail by following the instructions given while you vote by telephone or through the internet. If you choose to access future Proxy Materials on the internet, you will receive an e-mail message next year that will provide a link to those documents. Your choice will remain in effect until you advise us otherwise.

If you are a **beneficial owner**, please refer to the information provided by your broker, bank or nominee for instructions on how to elect to access future Proxy Materials electronically. Most **beneficial owners** who elect electronic access will receive an e-mail message next year containing the URL for access to the Proxy Materials.

If you prefer to receive multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, at the same address for the 2019 Annual Meeting or for future annual meetings, additional copies will be provided promptly upon written or oral request. If you are a **shareholder of record**, you may contact us by writing to EQ Shareowner Services, Attn: Householding/Merck & Co., Inc., P.O. Box 64874, St. Paul, MN 55164-0874 or calling 1-800-522-9114. The request should include your account number. Eligible shareholders of record receiving multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, can request householding by contacting Merck in the same manner.

If you are a **beneficial owner**, you can request additional copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, or you can request householding by notifying your broker, bank or nominee.

WHERE CAN I FIND THE RESULTS OF THE ANNUAL MEETING?

We will post the final voting results the Friday following the Annual Meeting on our website *www.merck.com* under "Investors." We also intend to disclose the final voting results on Form 8-K within four business days of the Annual Meeting. Additionally, shareholders may call 1-800-CALL-MRK (1-800-225-5675) beginning on Friday, May 31, 2019.

WHERE CAN I FIND THE 2018 ANNUAL REPORT ON FORM 10-K?

The 2018 Annual Report on Form 10-K is available on Merck's website at *www.merck.com/finance/proxy/overview.html*.

In addition, we will provide without charge a copy of the 2018 Annual Report on Form 10-K, including financial statements and schedules, upon the written request of any shareholder to the Office of the Secretary, Merck & Co., Inc., 2000 Galloping Hill Road, K1- 4157, Kenilworth, NJ 07033 U.S.A.

HOW MUCH DID THIS PROXY SOLICITATION COST?

The Company retained Morrow Sodali LLC to assist in the distribution of the Proxy Materials and solicitation of votes for $20,000, plus reasonable out-of-pocket expenses. Employees, officers and Directors of the Company also may solicit proxies by telephone or in-person meetings. We will pay the solicitation costs and reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS

In order to be considered for inclusion in next year's proxy statement in accordance with SEC Rule 14a-8, shareholder proposals must be submitted in writing to the address shown below and received by the close of business, Eastern Standard Time, on December 9, 2019.

DIRECTOR NOMINEES FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS (PROXY ACCESS)

Shareholders who intend to nominate a person for election as director under the proxy access provision in our By-Laws for inclusion in our Proxy Materials must comply with the provisions of, and provide notice to us in accordance with, Section 3 of Article II of our By-Laws. That section sets forth shareholder eligibility requirements and other procedures that must be followed and the information that must be provided in order for an eligible shareholder to have included in our Proxy Materials up to two director nominees. For the 2020 Annual Meeting of Shareholders, we must receive the required notice between November 9, 2019, and December 9, 2019, at the address shown below. Such notice must include the information required by our By-Laws, which are available on our website at *www.merck.com/about/leadership.*

SHAREHOLDER PROPOSALS, DIRECTOR NOMINATIONS, AND OTHER BUSINESS TO BE BROUGHT BEFORE THE 2020 ANNUAL MEETING OF SHAREHOLDERS

Any shareholder who wishes to present proposals, director nominations or other business for consideration directly at the 2020 Annual Meeting of Shareholders but does not intend to have such proposals or nominations included in Merck's Proxy Materials must submit the proposal or nomination in writing to the address shown below so that it is received between December 22, 2019, and January 21, 2020. However, in the event that the date of the 2020 Annual Meeting of Shareholders is more than 30 days earlier or later than the anniversary date of this year's annual meeting, such notice must be so received not later than the close of business on the later of the 120th day prior to the 2020 Annual Meeting of Shareholders or the 10th day following the day on which a public announcement of the date of the 2020 Annual Meeting of Shareholders is first made.

Written notice of proposals or other business for consideration must contain the information specified in Article I, Section 6 of our By-Laws. Written notice of nomination must contain the information set forth in Article II, Section 2 of our By-Laws. Our By-Laws are available online at *www.merck.com/about/leadership* or upon request to the Secretary of the Company.

This written notice requirement does not apply to shareholder proposals properly submitted for inclusion in our proxy statement in accordance with the rules of the SEC and shareholder nominations of director candidates.

ADDRESS TO CONTACT THE COMPANY
Any notice required to be sent to the Company as described above should be mailed to the Office of the Secretary, Merck & Co., Inc., 2000 Galloping Hill Road, K1-4157, Kenilworth, NJ 07033 U.S.A.

FORWARD-LOOKING STATEMENTS

This Proxy Material contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed and actual results may differ materially from those projected. Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements should be evaluated together with the many uncertainties that affect Merck's business, particularly those mentioned in the risk factors and cautionary statements in Item 1A of Merck's Annual Report on Form 10-K for the year ended December 31, 2018, and in its periodic reports on Form 10-Q and current reports on Form 8-K, if any, which we incorporate by reference.

OTHER MATTERS

The Board of Directors is not aware of any other matters to come before the meeting. However, if any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote said proxy in accordance with their judgment in such matters.

MERCK & CO., INC.
April 8, 2019

APPENDIX A — NON-GAAP INCOME AND NON-GAAP EPS

Non-GAAP income and non-GAAP EPS are alternative views of the Company's performance that Merck is providing because management believes this information enhances investors' understanding of the Company's results as it permits investors to understand how management assesses performance. Non-GAAP income and non-GAAP EPS exclude certain items because of the nature of these items and the impact that they have on the analysis of underlying business performance and trends. The excluded items (which should not be considered non-recurring) consist of acquisition and divestiture-related costs, restructuring costs and certain other items. These excluded items are significant components in understanding and assessing financial performance.

Non-GAAP income and non-GAAP EPS are important internal measures for the Company. Senior management receives a monthly analysis of operating results that includes non-GAAP EPS. Management uses these measures internally for planning and forecasting purposes and to measure the performance of the Company along with other metrics. Senior management's annual compensation is derived in part using non-GAAP income and non-GAAP EPS. Since non-GAAP income and non-GAAP EPS are not measures determined in accordance with GAAP, they have no standardized meaning prescribed by GAAP and, therefore, may not be comparable to the calculation of similar measures of other companies. The information on non-GAAP income and non-GAAP EPS should be considered in addition to, but not as a substitute for or superior to, net income and EPS prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows:

($ in millions except per share amounts)	Year Ended December 31, 2018
Income before taxes as reported under GAAP	$ 8,701
Increase (decrease) for excluded items:	
Acquisition and divestiture-related costs	3,066
Restructuring costs	658
Other items:	
Charge related to the formation of an oncology collaboration with Eisai	1,400
Charge related to the termination of a collaboration with Samsung	423
Charge for the acquisition of Viralytics	344
Other	(57)
Non-GAAP income before taxes	14,535
Taxes on income as reported under GAAP	2,508
Estimated tax benefit on excluded items[1]	535
Net tax charge related to the enactment of the TCJA[2]	(160)
Non-GAAP taxes on income	2,883
Non-GAAP net income	11,652
Less: Net(loss) income attributable to noncontrolling interests as reported under GAAP	(27)
Acquisition and divestiture-related costs attributable to noncontrolling interests	(58)
Non-GAAP net income attributable to noncontrolling interests	31
Non-GAAP net income attributable to Merck & Co., Inc.	$11,621
EPS assuming dilution as reported under GAAP	$ 2.32
EPS difference[3]	2.02
Non-GAAP EPS assuming dilution	$ 4.34

(1) The estimated tax impact on the excluded items is determined by applying the statutory rate of the originating territory of the non-GAAP adjustments.

(2) Amount in 2017 was provisional (see Note 16 to Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2018).

(3) Represents the difference between calculated GAAP EPS and calculated non-GAAP EPS, which may be different than the amount calculated by dividing the impact of the excluded items by the weighted-average shares for the applicable year.

ACQUISITION AND DIVESTITURE-RELATED COSTS

Non-GAAP income and non-GAAP EPS exclude the impact of certain amounts recorded in connection with business acquisitions and divestitures. These amounts include the amortization of intangible assets and amortization of purchase accounting adjustments to inventories, as well as intangible asset impairment charges and expense or income related to changes in the estimated fair value measurement of liabilities for contingent consideration. Also excluded are integration, transaction, and certain other costs associated with business acquisitions and divestitures.

RESTRUCTURING COSTS

Non-GAAP income and non-GAAP EPS exclude costs related to restructuring actions (see Note 5 to Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2018). These amounts include employee separation costs and accelerated depreciation associated with facilities to be closed or divested. Accelerated depreciation costs represent the difference between the depreciation expense to be recognized over the revised useful life of the asset, based upon the anticipated date the site will be closed or divested or the equipment disposed of, and depreciation expense as determined utilizing the useful life prior to the restructuring actions. Restructuring costs also include asset abandonment, shut-down and other related costs, as well as employee-related costs such as curtailment, settlement and termination charges associated with pension and other postretirement benefit plans and share-based compensation costs.

CERTAIN OTHER ITEMS

Non-GAAP income and non-GAAP EPS exclude certain other items. These items are adjusted for after evaluating them on an individual basis, considering their quantitative and qualitative aspects, and typically consist of items that are unusual in nature, significant to the results of a particular period or not indicative of future operating results. Excluded from non-GAAP income and non-GAAP EPS in 2018 is a charge related to the formation of a collaboration with Eisai (see Note 4 to Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2018), a charge related to the termination of a collaboration agreement with Samsung for insulin glargine (see Note 3 to the consolidated financial statements), a charge for the acquisition of Viralytics (see Note 3 to Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2018), and measurement-period adjustments related to the provisional amounts recorded for the U.S. Tax Cuts and Jobs Act of 2017 ("TCJA") (see Note 16 to Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2018).

APPENDIX B — EXPLANATION OF ADJUSTMENTS TO NON-GAAP RESULTS FOR INCENTIVE PLANS

Incentive Program	Financial Metric	Weighting of Component	Definition	Adjustments
Annual Incentive	Pipeline	20%	The Company's Research and Development goals for the incentive program	No Adjustments
	Revenue	40%	The Company's revenue	Excludes charges or items from the measurement of performance relating to (1) the impact of significant acquisitions and/or divestitures; (2) fluctuations in exchange rates; and (3) extraordinary items and other unusual or non-recurring charges and/or events that impact revenue
	Pre-Tax Income	40%	The Company's income before taxes	Exclude charges or items from the measurement of performance relating to (1) restructurings, discontinued operations, purchase accounting items, merger-related costs, the impact of significant acquisitions and/ or divestitures, extraordinary items and other unusual or non-recurring charges and/ or events; (2) an event either not directly related to Company operations or not reasonably within the control of Company management; (3) fluctuations in foreign exchange versus Plan rates; and (4) the effects of accounting changes in accordance with U.S. generally accepted accounting principles, or other significant legislative changes
PSU	Operating Cash Flow	50%	The sum of the Company's after-tax Non-GAAP net income (attributable to the Company) less the change in working capital (working capital includes Trade Accounts Receivable and Inventory — including Trade Accounts Receivables and Inventory included in Other Assets — net of Accounts Payable) plus Non-GAAP depreciation and amortization for each of calendar year of the Award Period	All of the above
	Relative TSR	50%	The comparison of the Company's annualized total shareholder return (inclusive of reinvested dividends) to the median total shareholder return for the Peer Group	No Adjustments

APPENDIX C — MERCK & CO., INC. 2019 INCENTIVE STOCK PLAN

(Effective June 1, 2019)

1. PURPOSE

The Plan, effective as of June 1, 2019, is established to encourage employees of the Company, its subsidiaries, its affiliates and its joint ventures to acquire common stock in the Company. The Plan shall be available to provide Incentives, including cash incentives, to Eligible Employees of the Company, its subsidiaries, its affiliates and its joint ventures, as provided under the terms of the Plan. It is believed that the Plan will serve the interests of the Company and its stockholders because it allows employees to have a greater personal financial interest in the Company through ownership of, or the right to acquire the Company's Common Stock and to earn cash incentives based on the achievement of performance goals, which in turn will stimulate employees' efforts on the Company's behalf and maintain and strengthen their desire to remain with the Company. It is believed that the Plan also will assist in the recruitment and retention of employees of the Company, its subsidiaries, its affiliates and its joint ventures.

2. DEFINITIONS

"Award Period" has the meaning set forth in Section 10(a).

"Board of Directors" means the Board of Directors of the Company.

"Change in Control" shall have the meaning set forth in Section 25(e).

"Chief Executive Officer" means the chief executive officer of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation and Benefits Committee of the Board of Directors of the Company or subcommittee thereof, or such other successor committee of the Board of Directors.

"Common Stock" means the common stock, $0.50 par value per share, of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

"Company" means Merck & Co., Inc.

"Director" means a director of the Company.

"Eligible Employee" shall have the meaning set forth in Section 4(a).

"Employee" shall have the meaning set forth in Section 4(a).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Person" shall have the meaning set forth in Section 4(b).

"Incentive Stock Option" or **"ISO"** means a stock option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

"Incentive" means a grant of Stock Options, Stock Appreciation rights, Restricted Stock Grants, Performance Awards, Share Awards, Phantom Stock Awards, and cash or any or all of them.

"Nonqualified Option" means a stock option that is not an Incentive Stock Option.

"Performance Shares" means an award denominated in shares granted to an Eligible Employee under Section 10.

"Performance Awards" means Performance Units or Performance Shares or either or both of them.

"Performance Goals" has the meaning set forth in Section 10(a).

"Performance Units" means an award denominated in shares of Common Stock or cash granted to an Eligible Employee under Section 10.

"Phantom Stock Award" means an award of phantom shares of Common Stock granted to an Eligible Employee under Section 12.

"Plan" means the Merck & Co., Inc. 2019 Incentive Stock Plan, as amended from time to time.

"Prior Plan" means the Merck & Co., Inc. 2010 Incentive Stock Plan, as amended from time to time.

"Restricted Period" has the meaning set forth in Section 11.

"Restricted Stock" means shares of Common Stock issued or transferred to an Eligible Employee under Section 11.

"Restricted Stock Grants" has the meaning set forth in Section 11.

"Restricted Stock Units" means a right granted to an Eligible Employee under Section 11 representing a number of phantom shares of Common Stock.

"Section 16 Officer" means an individual who serves as an "officer" of the Company as such term is defined in Rule 16(a)-1(f) of the Exchange Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Share Award" means an award of actual shares of Common Stock granted to an Eligible Employee under Section 12.

"Spread" shall have the meaning set forth in Section 9(b).

"Stand Alone SAR" means a Stock Appreciation Right granted without an underlying Stock Option as provided in Section 9.

"Stock Appreciation Right" means a right to receive the appreciation in the fair market value of shares of Common Stock, as provided in Section 9.

"Stock Option" means a Nonqualified Option or an Incentive Stock Option, or either or both of them.

"Substitute Incentive" means an Incentive granted in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary or affiliate with which the Company or any subsidiary or affiliate combines.

"Tandem SAR" means a Stock Appreciation Right granted with respect to an underlying Stock Option as provided in Section 9.

"Successor Option" shall have the meaning set forth in Section 25(a).

3. ADMINISTRATION

The Plan shall be administered by the Committee. A Director may serve on the Committee only if he or she is a "Non-Employee Director" of the Company for purposes of Rule 16b-3 under the Exchange Act. The Committee shall be responsible for the administration of the Plan including, without limitation, determining which Eligible Employees receive Incentives, the types of Incentives they receive under the Plan, the number of shares covered by Incentives granted under the Plan, and the other terms and conditions of such Incentives. Determinations by the Committee under the Plan including, without limitation, determinations of the Eligible Employees, the form, amount and timing of Incentives, the terms and provisions of Incentives and the writings evidencing Incentives, need not be uniform and may be made selectively among Eligible Employees who receive, or are eligible to receive, Incentives hereunder, whether or not such Eligible Employees are similarly situated.

The Committee shall have the responsibility of construing and interpreting the Plan and any instrument or agreement relating to the Plan, including but not limited to, the right to correct any defect or supply any omission, construe disputed or doubtful Plan (or related instrument or agreement) provisions, reconcile any inconsistency in the Plan or in any related instrument or agreement, and of establishing, amending, rescinding and construing such rules and regulations as it may deem necessary or desirable for the proper administration of the Plan, related instrument or agreement. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan, related instrument or agreement, and the Plan's rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion (except as otherwise specifically provided herein) and shall be final, binding and conclusive upon the Company, all Eligible Employees and any person claiming under or through any Eligible Employee.

The Committee, as permitted by applicable state law, may delegate any or all of its power and authority hereunder to the Chief Executive Officer or such other senior member of management of the Company or one of its subsidiaries as the Committee deems appropriate; *provided, however,* that the Committee may not delegate its authority with regard to any matter or action affecting a Section 16 Officer; *and provided further,* that the Chief Executive Officer or other senior member of management may further delegate such authority in accordance with the Company's policy on delegation of authority.

For the purpose of this section and all subsequent sections, the Plan shall be deemed to include this Plan and any comparable sub-plans established by subsidiaries which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

4. ELIGIBILITY

(a) Employees. Regular full-time and part-time employees employed by the Company, or its subsidiaries, its affiliates and its joint ventures, including officers, whether or not directors of the Company, and employees of a joint venture partner or affiliate of the Company who provide services to the joint venture with such partner or affiliate (each such person, an "<u>Employee</u>") shall be eligible to participate in the Plan if designated by the Committee ("<u>Eligible Employees</u>").

(b) Non-employees and other Excluded Persons. The term "Employee" shall not include any of the following (collectively, "<u>Excluded Persons</u>"): a person who is an independent contractor, or agrees or has agreed that he/ she is an independent contractor of the Company; a person who has any agreement or understanding with the Company, or any of its affiliates or joint venture partners that he/she is not an employee or an Eligible Employee, even if he/she previously had been an employee or Eligible Employee; or a person who is employed by a temporary or other employment agency, regardless of the amount of control, supervision or training provided by the Company or its affiliates; a "leased employee" as defined under Section 414(n) of the Code. An Excluded Person is not an Eligible Employee and cannot receive Incentives even if a court, agency or other authority rules that he/she is a common-law employee of the Company or its affiliates.

(c) No Right To Continued Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company, its subsidiaries, its affiliates or its joint ventures to terminate the employment of any person at any time, nor confer upon any person the right to continue in the employ of the Company, its subsidiaries, its affiliates or its joint ventures. No Eligible Employee shall have a right to receive an Incentive or any other benefit under this Plan or having been granted an Incentive or other benefit, to receive any additional Incentive or other benefit. Neither the award of an Incentive nor any benefits arising under such Incentives shall constitute an employment contract with the Company, its subsidiaries, its affiliates or its joint ventures, and accordingly, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Company without giving rise to liability on the part of the Company, its subsidiaries, its affiliates or its joint ventures for severance. Except as may be otherwise specifically stated in any other employee benefit plan, policy or program, neither any Incentive under this Plan nor any amount realized from any such Incentive shall be treated as compensation for any purposes of calculating an employee's benefit under any such plan, policy or program.

5. TERM OF THE PLAN

This Plan is effective June 1, 2019, contingent on the approval of the Plan by a majority of the votes cast at the Annual Meeting of stockholders of the Company on May 28, 2019.

No Incentive shall be granted under the Plan on or after May 31, 2029 (or such earlier date that the Plan may be terminated by the Board), but the term and exercise of Incentives granted theretofore may extend beyond that date.

6. INCENTIVES

Incentives under the Plan may be granted in any one or a combination of (a) Incentive Stock Options, (b) Nonqualified Options, (c) Stock Appreciation Rights, (d) Restricted Stock Grants, (e) Performance Awards, (f) Share Awards, (g) Phantom Stock Awards, and (h) cash. All Incentives shall be subject to the terms and conditions set forth herein and to such other terms and conditions as may be established by the Committee. Notwithstanding any other provision of the Plan to the contrary, Incentives granted under the Plan (other than cash-based Incentives) shall vest no earlier than the first anniversary of the date on which the Incentive is granted; provided, that the following Incentives shall not be subject to the foregoing minimum vesting requirement: any (i) Substitute Incentives, (ii) shares of Common Stock delivered in lieu of fully vested cash awards, and (iii) any additional Incentives the Committee may grant, up to a maximum of 5 percent of the available share reserve authorized for issuance under the Plan pursuant to Section 7(a) (subject to adjustment under Section 7(c)); and, provided, further, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Incentives, including in cases of retirement, death, disability or a Change in Control, in the terms of an Award instrument or agreement or otherwise. Notwithstanding anything to the contrary, any Incentives granted to an individual who is not an Eligible Employee or otherwise in error shall be void *ab initio*.

7. SHARES AVAILABLE FOR INCENTIVES

(a) Shares Available. Subject to adjustment as described in subsection (c), the maximum number of shares of Common Stock that may be issued under the Plan is 119 million reduced by one share for each share granted after December 31, 2018 under the Prior Plan. If this Plan is approved by shareholders, no further awards will be granted under the Prior Plan after May 31, 2019. No more than an aggregate of 50 million shares may be issued as Incentive Stock Options during the term of the Plan.

(1) The following shares of Common Stock shall be added to the maximum share limitation described in the first sentence paragraph (a): (i) shares tendered or withheld by the Company in payment of all or part of the exercise price of a Stock Option or, after December 31, 2018 a stock option granted under a Prior Plan; (ii) shares tendered or withheld by the Company to satisfy all or part of the tax withholding obligation of an Incentive or, after December 31, 2018, tax withholding with respect to a Prior Plan award, on the vesting or exercise thereof; and (iii) shares not issued upon exercise of

all or a portion of a Stock Appreciation Right or, after December 31, 2018, a stock appreciation right granted under a Prior Plan, that is settled in shares.

Incentives and similar awards issued to an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company are not considered issued under this Plan. Shares under this Plan may be delivered by the Company from its authorized but unissued shares of Common Stock or from issued and reacquired Common Stock held as treasury stock, or both. In no event shall fractional shares of Common Stock be issued under the Plan.

(2) For purposes of determining the number of shares of Common Stock remaining available for issuance under the Plan, only Incentives payable in shares of Common Stock shall be counted. Shares of Common Stock relating to Substitute Incentives are not counted as issued for purposes of determining the number of shares remaining available for issuance under the first sentence of this paragraph (a). In addition, in the event that a company acquired by the Company or any subsidiary or affiliate or with which the Company or any subsidiary or affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for issuance pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Incentives and shall not be counted as issued for purposes of determining the number of shares remaining available for issuance under the first sentence of this paragraph (a); provided that such Incentives shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or any subsidiary or affiliate prior to such acquisition or combination.

(3) The following shares of Common Stock relating to Incentives (or, after December 31, 2018, awards under a Prior Plan) are not counted as issued for purposes of determining the number of shares remaining available for issuance and, in the case of Prior Plan awards, are added to the number of shares remaining available for issuance:

(i)   Shares of Common Stock that are settled in cash in lieu of shares;

(ii) Shares of Common Stock that expire, are forfeited, are cancelled or terminate for any reason without issuance of shares;

(iii) Shares of Common Stock issued in connection with Incentives that are assumed, converted or substituted as the result of the Company's acquisition of another company or the combination of the Company with another company; and

(iv) Shares of Restricted Stock (or restricted stock under a Prior Plan) that are forfeited and returned to the Company upon a participant's termination of employment.

(b) Limit on an Individual's Incentives. In any calendar year, no Eligible Employee may receive (i) with respect to Incentives denominated with respect to shares of Common Stock, Incentives covering more than 3 million shares of Common Stock (such number of shares shall be adjusted in accordance with Section 7(c)), or (ii) with respect to Incentives denominated in cash, Incentives exceeding $10 million determined as of the date such Incentive is granted.

(c) Adjustment of Shares. In the event of a reorganization, recapitalization, reclassification, stock split or reverse stock split, stock dividend, extraordinary cash dividend, combination or exchange of shares, repurchase of shares, merger, consolidation, rights offering, spin off, split off, split up, change in corporate structure, or other event identified by the Committee, the Committee shall make such equitable adjustments in (i) the number and kind of shares authorized for issuance under the Plan, (ii) the number and kind of shares subject to outstanding Incentives, (iii) the number and kind of shares that may be granted to an Eligible Employee in any calendar year, (iv) the option price of Stock Options, (v) the grant value of Stock Appreciation Rights, in a manner it may deem appropriate; and (vi) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto). Any such determination shall be final, binding and conclusive on all parties.

8. STOCK OPTIONS

The Committee may grant options qualifying as ISOs and Nonqualified Options. Such Stock Options shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

Stock Option Price. The option price per share with respect to each Stock Option shall be determined by the Committee, but shall not be less than 100 percent of the fair market value of the Common Stock on the date the Stock Option is granted other than Stock Options that are Substitute Incentives, as determined by the Committee.

(a) Period of Stock Option. The period of each Stock Option shall be fixed by the Committee, provided that the period for all Stock Options shall not exceed ten years from the grant, provided further, however, that, in the event of the death of an Optionee prior to the expiration of a Nonqualified Option, such Nonqualified Option may, if the Committee so determines, be exercisable for up to eleven years from the date of the grant. The Committee may, subsequent to the granting of any Stock Option, extend the term thereof, but in no event shall the extended term exceed ten years from the original grant date (eleven in case of a grantee's death).

(b) Exercise of Stock Option and Payment Therefore. No shares shall be issued until full payment of the option price has been made. The option price may be paid in cash or, if the Committee determines, in shares of Common Stock (by tendering previously acquired Shares, either actually or by attestation, or by the Company withholding shares otherwise issuable in connection with the exercise of the Option), a combination of cash and shares of Common Stock, or through a cashless exercise procedure that allows grantees to sell immediately some or all of the shares underlying the exercised portion of the Option in order to generate sufficient cash to pay the option price. If the Committee approves the use of shares of Common Stock as a payment method, the Committee shall establish such conditions as it deems appropriate for the use of Common Stock to exercise a Stock Option. Stock Options awarded under the Plan shall be exercised through such procedure or program as the Committee may establish or define from time to time, which may include a designated broker that must be used in exercising such Stock Options.

(c) First Exercisable Date. The Committee shall determine how and when shares covered by a Stock Option may be purchased. The Committee may establish waiting periods, the dates on which Stock Options become exercisable or non-forfeitable and, subject to paragraph (b) of this section, exercise periods. The Committee may accelerate the exercisability of any Stock Option or portion thereof.

(d) Termination of Employment. Unless determined otherwise by the Committee, upon the termination of a Stock Option grantee's employment (for any reason other than gross misconduct), Stock Option privileges shall be limited to the shares that were immediately exercisable at the date of such termination. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the termination of a Stock Option grantee's employment may become exercisable in accordance with a schedule determined by the Committee. Such Stock Option privileges shall expire unless exercised within such period of time after the date of termination of employment as may be established by the Committee, but in no event later than the expiration date of the Stock Option.

(e) Termination Due to Misconduct. If a Stock Option grantee's employment is terminated for gross misconduct, as determined by the Company, all rights under the Stock Option shall expire upon the date of such termination.

(f) Limits on ISOs. Except as may otherwise be permitted by the Code, an Eligible Employee may not receive a grant of ISOs for stock that would have an aggregate fair market value in excess of $100,000 (or such other amount as the Internal Revenue Service may decide from time to time), determined as of the time that the ISO is granted, that would be exercisable for the first time by such person during any calendar year. If any grant is made in excess of the limits provided in the Code, such grant shall automatically become a Nonqualified Option.

(g) Dividends. Anything in the Plan to the contrary notwithstanding, no dividends or dividend equivalents may be paid on Stock Options.

9. STOCK APPRECIATION RIGHTS

The Committee may, in its discretion, grant a Stock Appreciation Right either singly or in combination with an underlying Stock Option granted hereunder. Such Stock Appreciation Right shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Time and Period of Grant. If a Stock Appreciation Right is granted as a Tandem SAR, it may be granted at the time of the Stock Option grant or at any time thereafter but prior to the expiration of the Stock Option grant. At the time the Tandem SAR is granted the Committee may limit the exercise period for such Stock Appreciation Right, before and after which period no Stock Appreciation Right shall attach to the underlying Stock Option. In no event shall the exercise period for a Tandem SAR exceed the exercise period for such Stock Option. If a Stock Appreciation Right is granted as a Stand Alone SAR the period for exercise of the Stock Appreciation Right shall be set by the Committee. The maximum term of a Stand Alone SAR shall not exceed ten years from the grant, provided further, however, that, in the event of the death of the grantee prior to the expiration of such Stand Alone SAR, such Stand Alone SAR may, if the Committee so determines, be exercisable for up to eleven years from the date of the grant.

(b) Value of Stock Appreciation Right. The grantee of a Tandem SAR will be entitled to surrender the Stock Option which is then exercisable and receive in exchange therefore an amount equal to the excess of the fair market value of the Common Stock on the date the election to surrender is received by the Company in accordance with exercise procedures established by the Company over the Stock Option price (the "Spread") multiplied by the number of shares covered by the Stock Option which is surrendered. The grantee of a Stand Alone SAR will receive upon exercise of the Stock Appreciation Right an amount equal to the excess of the fair market value of the Common Stock on the date the election to surrender such Stand Alone SAR is received by the Company in accordance with exercise procedures established by the Company over the fair market value of the Common Stock on the date of grant multiplied by the portion being exercised of the number of shares covered by the grant of the Stand Alone SAR. Notwithstanding the foregoing, in its sole discretion the Committee at the time it grants a Stock Appreciation Right may provide that the Spread covered by such Stock Appreciation Right may not exceed a specified amount.

(c) Payment of Stock Appreciation Right. Payment of a Stock Appreciation Right shall be in the form of shares of Common Stock, cash or any combination of shares and cash. The form of payment upon exercise of such a right shall be determined by the Committee either at the time of grant of the Stock Appreciation Right or at the time of exercise of the Stock Appreciation Right.

(d) Dividends. Anything in the Plan to the contrary notwithstanding, no dividends or dividend equivalents may be paid on Stock Appreciation Rights.

10. PERFORMANCE AWARDS

The Committee may grant Performance Awards, including Performance Shares or Performance Units, if the performance of the Company or its parent or any subsidiary, division, business unit, affiliate or joint venture of the Company selected by the Committee during the Award Period meets certain goals established by the Committee. Performance Awards shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Award Period and Performance Goals. The Committee shall determine and include in the terms and conditions of a Performance Award the period of time for which a Performance Award is made ("Award Period"), which generally may not be shorter than one year. The Committee also shall establish performance objectives ("Performance Goals") to be met by the Company, its subsidiary, division, business unit, affiliate or joint venture of the Company during the Award Period as a condition to payment of the Performance Award. The Performance Goals may include (without limitation):

- Share price
- Revenue
- Pre-tax profits
- Earnings per share
- Operating income
- Net operating profit after taxes
- Operating profit before taxes
- Return on shareholders' equity
- Return on assets or net assets
- Return on investment
- Cash flow, including free cash flow
- Earnings before interest, taxes, depreciation and amortization ("EBITDA")
- Sales
- Return on sales
- Net earnings
- Net income
- Net income per share
- Total shareholder return relative to assets
- Total shareholder return relative to peers or index
- Economic value added
- Growth in assets
- Share performance
- Relative share performance
- Market penetration goals
- Geographic business expansion goals
- Strategic business criteria
- Drug discovery, scientific (including pre-clinical or clinical) goals or regulatory filings or approvals
- Pipeline value
- Cost reduction targets
- Enterprise value based on share price, total shares outstanding and EBITDA
- Market share
- New product launch performance
- Compliance goals
- Customer satisfaction, customer growth
- Employee satisfaction
- Earnings before taxes or before interest and taxes
- Return on capital (including return on total capital or return on invested capital)
- Cash flow return on investment
- Improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable
- Operating margin
- Gross margin
- Year-end cash
- Cash margin

- Debt reduction
- Strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property)
- Establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors)
- Supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products)
- Financial ratios, including those measuring liquidity, activity, profitability or leverage
- Cost of capital or assets under management
- Financing and other capital raising transactions (including sales of the Company's equity or debt securities factoring transactions)
- Sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally or through partnering transactions
- Implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures
- Factoring transactions
- Recruiting and maintaining personnel
- Inventory turnover
- Days of sales outstanding over a collection period
- Any other financial or other measurement established by the Committee
- Or any combination of the foregoing.

(b) The Performance Goals may include minimum and optimum objectives or a single set of objectives.

(c) Payment of Performance Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Award if the Performance Goals are met, including the fixing of a maximum payment. After the completion of an Award Period, the performance of the Company, its subsidiary, division, business unit, affiliate or joint venture of the Company shall be measured against the Performance Goals, and the Committee shall determine, in accordance with the terms of such Performance Award, whether all, none or any portion of a Performance Award shall be paid. The Committee, in its discretion, may elect to make payment in shares of Common Stock, cash or a combination of shares and cash. Any cash payment of an award measured relative to Common Stock shall be based on the fair market value of shares of Common Stock on, or as soon as practicable

prior to, the date of payment. The Committee may establish rules and procedures to permit a grantee to defer recognition of income upon the attainment of a Performance Award.

(d) Revision of Performance Goals. The Committee may revise the Performance Goals and the computation of payment if one or more events occur which have a substantial effect on the performance of the Company, subsidiary, division, affiliate or joint venture of the Company and which, in the judgment of the Committee, make the application of the Performance Goals unfair unless a revision is made, including without limitation, to reflect losses from discontinued operations, extraordinary, unusual or nonrecurring gains and losses, the cumulative effect of accounting changes, acquisitions or divestitures, structural changes/outsourcing, foreign exchange impacts, the impact of specified corporate transactions, accounting or tax law changes and other extraordinary or nonrecurring events.

(e) Requirement of Employment. A grantee of a Performance Award must remain in the employ of the Company, its subsidiary, affiliate or joint venture until the completion of the Award Period in order to be entitled to payment under the Performance Award; provided that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

(f) Dividends. The Committee may, in its discretion, at the time of the Performance Award grant, determine if any dividends declared on the Common Stock during the Award Period which would have been paid with respect to Performance Shares had they been owned by a grantee or dividend equivalents be either (i) accumulated for the benefit of the grantee and used to increase the number of Performance Shares of the grantee, or paid as cash, at the end of the Award Period or (ii) not paid or accumulated. Notwithstanding anything to the contrary, such dividends or dividend equivalents shall only be payable following the end of the Performance Period to the extent that the Performance Shares have been earned.

11. RESTRICTED STOCK GRANTS

The Committee may grant Restricted Stock or Restricted Stock Units to an Eligible Employee, which shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe ("Restricted Stock Grants"). Such grants shall not be free from restriction during the period designated by the Committee (the "Restricted Period").

(a) Requirement of Employment. A grantee of a Restricted Stock Grant must remain in the employment of the Company during the Restricted Period in order to receive the shares, cash or combination thereof under the Restricted Stock Grant. If the grantee leaves the employment of the Company prior to the end of the Restricted Period, the Restricted Stock Grant shall terminate and any shares of Common Stock shall be returned immediately to the Company, provided that the Committee may provide for the employment restriction to lapse with respect to a portion or portions of the Restricted Stock Grant at different times during the Restricted Period. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

(b) Restrictions on Transfer and Legend on Stock Certificates. During the Restricted Period, the grantee may not sell, assign, transfer, pledge or otherwise dispose of the Restricted Stock Grant, including but not limited to any shares of Common Stock. Any certificate for shares of Common Stock issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

(c) Escrow Agreement. The Committee may require the grantee to enter into an escrow agreement providing that any certificates representing the Restricted Stock Grant will remain in the physical custody of an escrow holder until all restrictions are removed or expire.

(d) Lapse of Restrictions. All restrictions imposed under the Restricted Stock Grant shall lapse upon the expiration of the Restricted Period if the conditions as to employment set forth above have been met. The grantee shall then be entitled to have the legend removed from any certificates for Restricted Stock. Restricted Stock Units may be paid in the form of shares of Common Stock, cash or any combination of shares and cash as determined by the Committee. The Committee may establish rules and procedures to permit a grantee to defer recognition of income upon the expiration of the Restricted Period.

(e) Dividends. The Committee may, in its discretion, at the time of the Restricted Stock Grant, provide that any dividends declared on Common Stock during the Restricted Period or dividend equivalents be (i) accumulated for the benefit of the grantee and used to increase the number of shares of Common Stock subject to the Restricted Stock Grant, or paid as cash, to the grantee at the expiration of the Restricted Period or (ii) not accumulated. Notwithstanding anything to the contrary, such dividends or dividend equivalents shall only be payable following the expiration of the Restricted Period to the extent that the Restricted Stock Grant has been earned.

12. OTHER SHARE-BASED AWARDS

The Committee may grant a Share Award or Phantom Stock Award to any Eligible Employee on such terms and conditions as the Committee may determine in its sole discretion. Share Awards may be made as additional compensation for services rendered by the Eligible Employee or may be in lieu of cash or other compensation to which the Eligible Employee is entitled from the Company. The Committee may, in its discretion, at the time a Share Award or Phantom Award is granted, provide that any dividends declared on Common Stock during the applicable Restricted Period or dividend equivalents be (i) accumulated for the benefit of the grantee and used to increase the number of shares of Common Stock subject to the applicable Share Award or Phantom Award, or paid as cash, to the grantee at the expiration of the Restricted Period or (ii) not accumulated. Notwithstanding anything to the contrary, such dividends or dividend equivalents shall only be payable to the extent that the applicable Share Award or Phantom Award has been earned.

13. CASH AWARDS

The Committee may grant a cash Award to any Eligible Employee on such terms and conditions as the Committee may determine in its sole discretion. Cash Awards may be made as additional compensation for services rendered by the Eligible Employee or may be in lieu other compensation to which the Eligible Employee is entitled from the Company. A cash Award may or may not be subject to vesting conditions, including performance-based vesting conditions consistent with other forms of Performance Awards.

14. TRANSFERABILITY

Each Stock Option and Stock Appreciation Right granted under the Plan shall not be transferable other than by will or the laws of descent and distribution; each other Incentive granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee in accordance with the Exchange Act or any other applicable law or regulation. Notwithstanding the foregoing, the Committee, in its discretion, may adopt rules permitting the transfer, solely as gifts during the grantee's lifetime, of Stock Options (other than ISOs) and Stock Appreciation Right to members of a grantee's immediate family or to trusts, family partnerships or similar entities for the benefit of such immediate family members. For this purpose, immediate family member means the grantee's spouse, parent, child, stepchild, grandchild and the spouses of such family members. The terms of a Stock Option and Stock Appreciation Right shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the grantee.

15. DISCONTINUANCE OR AMENDMENT OF THE PLAN

The Board of Directors may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes, except that it may not, without the consent of the grantees affected, revoke or alter, in a manner that is materially unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Board of Directors amend the Plan without stockholder approval where the absence of such approval would cause the Plan to fail to comply with Rule 16b-3 under the Exchange Act, or any other requirement of applicable law or regulation. Notwithstanding the foregoing, without consent of affected grantees, Incentives may be amended, revised or revoked when necessary to avoid penalties under Section 409A of the Code, to ensure compliance with the listing requirements of a national exchange on which such shares are listed, or as may be required or appropriate to comply with changes in applicable laws and regulations. Unless approved by the Company's stockholders or as otherwise specifically provided under this Plan, no adjustments or reduction of the exercise price of any outstanding Stock Appreciation Rights or Stock Options shall be made in the event of a decline in stock price, either by reducing the exercise price of outstanding Incentives or through cancellation of outstanding Incentives in connection with regranting of Incentives at a lower price to the same individual, nor may Stock Appreciation Rights or Stock Options be cancelled in exchange for a cash payment to account for a decline in stock price.

16. NO LIMITATION ON COMPENSATION

Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

17. NO CONSTRAINT ON CORPORATE ACTION

Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 15, to limit the right or power of the Company, or any subsidiary, affiliate or joint venture to take any action which such entity deems to be necessary or appropriate.

18. WITHHOLDING TAXES

The Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income, excise and employment taxes required by law to be withheld with respect to such payment or may require the Eligible Employee to pay to it such tax prior to and as a condition of the making of such payment. In accordance with any applicable administrative guidelines it establishes, the Committee may allow an Eligible Employee to pay the amount of taxes required by law to be withheld from an Incentive by withholding from any payment of Common Stock due as a result of such Incentive, or by permitting the Eligible Employee to deliver to the Company, shares of Common Stock having a fair market value, as determined by the Committee, equal to the amount of such required withholding taxes.

19. COMPLIANCE WITH SECTION 16 OF THE EXCHANGE ACT

With respect to Eligible Employees who are Section 16 Officers, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act. To the extent that compliance with any Plan provision applicable solely to the Section 16 Officers is not required in order to bring a transaction by such Section 16 Officer into compliance with Rule 16b-3, it shall be deemed null and void as to such transaction, to the extent permitted by law and deemed advisable by the Committee and its delegees. To the extent any provision of the Plan or action by the Plan administrators involving such Section 16 Officers is deemed not to comply with an applicable condition of Rule 16b-3, it shall be deemed null and void as to such Section 16 Officers, to the extent permitted by law and deemed advisable by the Plan administrators.

20. COMPLIANCE WITH SECTION 409A OF THE CODE

To the extent applicable, to the extent an Incentive is granted to an Eligible Employee subject to the Code, it is intended that such Incentive is exempt from Section 409A of the Code or is structured in a manner that would not cause the Eligible Employee to be subject to taxes and interest pursuant to Section 409A of the Code.

21. USE OF PROCEEDS

Any proceeds received by the Company under the Plan shall be added to the general funds of the Company and shall be used for such corporate purposes as the Board of Directors shall direct.

22. GOVERNING LAW

The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of New Jersey without giving effect to the principles of conflicts of laws. Any action brought under the Plan or pursuant to any Incentive shall be tried and litigated exclusively in the State and Federal courts located in the State of New Jersey.

23. REGISTRATION AND APPROVALS

The obligation of the Company to sell or deliver shares of Common Stock with respect to Incentives granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee. Each Incentive is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of shares of Common Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Incentive or the issuance of shares of Common Stock, no Incentives shall be granted or payment made or shares of Common Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee. Notwithstanding anything contained in the Plan, the terms and conditions related to the Incentive, or any other agreement to the contrary, in the event that the disposition of shares of Common Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such shares of Common Stock shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving shares of Common Stock pursuant to an Incentive granted under the Plan, as a condition precedent to receipt of such shares of Common Stock, to represent and warrant to the Company in writing that the shares of Common Stock acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder. The certificates evidencing any of such shares of Common Stock shall be appropriately amended or have an appropriate legend placed thereon to reflect their status as restricted securities as aforesaid.

24. OFFSET AND SUSPENSION OF EXERCISE

Anything to the contrary in the Plan notwithstanding, the Plan administrators may (i) offset any Incentive by amounts reasonably believed to be owed to the Company by the grantee and (ii) disallow an Incentive to be exercised or otherwise payable during a time when the Company is investigating reasonably reliable allegations of gross misconduct by the grantee.

25. EFFECT OF A CHANGE IN CONTROL — UNITED STATES

(a) General Authority. With respect to Incentives issued to Eligible Employees employed in the United States, in the event of a Change in Control transaction, the Plan and Incentives shall continue in effect in accordance with their respective terms, and except as otherwise determined by the Committee, the provisions in Sections 25(b)–(e) shall apply to each Incentive, as applicable. Notwithstanding anything to the contrary, the Committee may provide, in its sole discretion, which determination may be provided for in the agreement entered into in connection with a Change in Control Transaction, that following a Change in Control transaction with respect to any or all Incentives that (i) each holder of an Incentive may be entitled to receive with respect to each share of Common Stock subject to any outstanding Incentive, upon exercise of any Stock Option or payment or transfer in respect of other Incentives, as applicable, the same number and kind of stock, securities, cash, property or other consideration that each holder of a share of Common Stock was entitled to receive in the Change in Control transaction with respect of each share of Common Stock, (ii) each outstanding Incentive may be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or may be substituted by such corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and exercise prices (a "Successor Option") provided that such stock, securities, cash, property or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Incentives prior to such Change in Control transaction, or (iii) with respect to Stock Options, each holder of a Stock Option may be entitled to a cash payment in accordance with Section 25(b)(4) and with respect to Restricted Stock Grants and Performance Awards, each holder of a Restricted Stock Grant or Performance Award may be entitled to a settlement of such Incentives in accordance with Section 25(c)(3).

(b) Options.

(1) *Vesting of Options Other Than Key R&D Options.* Except as otherwise determined by the Committee with respect to a particular Stock Option, and notwithstanding any other provision of the Plan to the contrary, in the event a grantee's employment or service is involuntarily terminated without Cause during

the 24 month period following a Change in Control, each unvested Stock Option which is outstanding immediately prior to the Change in Control, other than the Key R&D Options, shall immediately become fully vested and exercisable.

(2) *Vesting of Key R&D Options.*

(i) Subject to Section 25(b)(2)(ii), upon the occurrence of a Change in Control, each Key R&D Option shall continue to be subject to the performance-based vesting schedule applicable thereto immediately prior to the Change in Control.

(ii) Notwithstanding Section 25(b)(2)(i), if the Stock Options do not continue to be outstanding following the Change in Control or are not exchanged for or converted into Successor Options, then, upon the occurrence of a Change in Control, all or a portion of each Key R&D Option shall immediately vest and become exercisable in the following percentages: (A) if such Key R&D Option's first milestone has not been reached before the date of the Change in Control, 14% of the then-unvested portion of the Key R&D Option shall vest and become exercisable and the remainder shall be forfeited; (B) if only such Key R&D Option's first milestone has been reached before the date of the Change in Control, 42% of the then-unvested portion of the Key R&D Option shall vest and become exercisable and the remainder shall be forfeited; and (C) if such Key R&D Option's first and second milestones have been reached before the date of the Change in Control, 100% of the then-unvested portion of the Key R&D Option shall vest and become exercisable.

(3) *Post-Termination Exercise Period.* If Stock Options continue to be outstanding following the Change in Control or are exchanged for or converted into Successor Options, then the portion of such Stock Options or such Successor Options, as applicable, that is vested and exercisable immediately following the termination of employment of the holder thereof after the Change in Control shall remain exercisable following such termination for five years from the date of such termination (but not beyond the remainder of the term thereof) (provided, however, that, if such termination is by reason of gross misconduct, death or retirement (as these terms are applied to awards granted under the Plan), then those provisions of the Plan that are applicable to a termination by reason of gross misconduct, death or retirement shall apply to such termination).

(4) *Cashout of Stock Options.* If the Stock Options do not continue to be outstanding following the Change in Control and are not exchanged for or converted into Successor Options, (i) any unvested Stock Options shall, immediately prior to the Change in Control, fully vest; and (ii) each holder of a vested Stock Option at the time of the Change in Control, shall be entitled to receive, as soon as practicable following the Change in Control, for each share of Company Common Stock subject to an outstanding Stock Option, an amount of cash determined by the Committee prior to the Change in Control but in no event less than the excess of the Change in Control Price over the exercise price thereof (subject to any existing deferral elections then in effect); provided that if the Change in Control Price is less than the exercise price thereof, the Stock Options may be cancelled for no consideration of any kind. If the consideration to be paid in a Change in Control is not entirely shares of common stock of an acquiring or resulting corporation, then the Committee may, prior to the Change in Control, provide for the cancellation of outstanding Stock Options at the time of the Change in Control in whole or in part for cash pursuant to this Section 25(a)(4) or may provide for the exchange or conversion of outstanding Stock Options at the time of the Change in Control in whole or in part, and, in connection with any such provision, may (but shall not be obligated to) permit holders of Stock Options to make such elections related thereto as it determines are appropriate.

(c) Restricted Stock Grants and Performance Share Awards.

(1) *Vesting of Restricted Stock Grants.* Except as otherwise determined by the Committee with respect to a particular Restricted Stock Grant, and notwithstanding any other provision of the Plan to the contrary, in the event a grantee's employment or service is involuntarily terminated without Cause during the 24-month period following a Change in Control, each Restricted Stock Grant which is outstanding immediately prior to the date of such termination will continue in accordance with its terms as if employment had continued through the vesting date of such Restricted Stock Grant.

(2) *Vesting of Performance Award.* Upon the occurrence of a Change in Control, the Final Award for each unvested Performance Award which is outstanding immediately prior to the Change in Control under the Plan shall be deemed to equal the Target Award and shall be distributed at such time as originally scheduled without regard to such Change in Control. If a grantee's employment or service is involuntarily terminated without Cause during the 24-month period following a Change in Control, all unvested Performance Awards then outstanding shall immediately vest and be distributed at such time as such Performance Awards are distributed to active Grantees.

(3) *Settlement of Restricted Stock Grants and Performance Awards.*

    (i) If the Company Common Stock continues to be widely held and freely tradable following the Change in Control or is exchanged for or converted into securities of a successor entity that are widely held and freely tradable, and Restricted Stock Units and Performance Awards continue to be outstanding following the Change in Control or are converted into substantially similar Restricted Stock Units or Performance Awards with respect to securities of a successor entity, then (A) if the grantee's employment is involuntary terminated without Cause during the 24 month period following a Change in Control, the Restricted Stock Grants shall be paid in shares of Company Common Stock or such other securities at the same time as such Restricted Stock Grant would have been payable if the grantee had continued employment through the vesting date of such Restricted Stock Grant; and (B) the Performance Awards shall be paid in shares of Company Common Stock or such other securities as soon as practicable after the date of the Change in Control, or in the form of cash with respect to Performance Units (subject to any existing deferral elections then in effect).

    (ii) If the Company Common Stock does not continue to be widely held and freely tradable following the Change in Control and is not exchanged for or converted into securities of a successor entity that are widely held and freely tradable or if Restricted Stock Grants and Performance Awards do not continue to be outstanding following the Change in Control (nor are converted into Restricted Stock Units or Performance Awards with respect to securities of a successor entity), then each unvested Restricted Stock Grant which is outstanding immediately prior to the Change in Control under the Plan shall immediately become fully vested and all outstanding Restricted Stock Grants shall be paid in cash as soon as practicable after the date of the of the Change in Control; and (B) the Performance Awards shall be paid in cash as soon as practicable after the date of the Change in Control (subject to any existing deferral elections then in effect).

(d) Other Provisions.

(1) Except to the extent required by applicable law, for the entirety of the Protection Period, the material terms of the Plan shall not be modified in any manner that is materially adverse to the Qualifying Participants (it being understood that this Section 25(d) shall not require that any specific type or levels of equity awards be granted to Qualifying Participants following the Change in Control).

(2) During the Protection Period, the Plan may not be amended or modified to reduce or eliminate the protections set forth in Section 25(d)(1) and may not be terminated.

(3) The Company shall pay all legal fees and related expenses (including the costs of experts, evidence and counsel) reasonably and in good faith incurred by a Qualifying Participant if the Qualifying Participant prevails on his or her claim for relief in an action (x) by the Qualifying Participant claiming that the provisions of Section 25(d)(1) or 25(d)(2) of the Plan have been violated (but, for avoidance of doubt, excluding claims for plan benefits in the ordinary course) and (y) if applicable, by the Company or the Qualifying Participant's employer to enforce post-termination covenants against the Qualifying Participant.

(e) Section 25 Definitions. For purposes of this Section 25, the following terms shall have the following meanings:

(1) "Cause" shall have the meaning as set forth in for such term in the Company's Change in Control Separation Benefits Plan.

(2) "Change in Control" shall have the meaning as set forth for such term in the Company's Change in Control Separation Benefits Plan; provided, however, that in any event, as to any award under the Plan that consists of deferred compensation subject to Section 409A of the Code, the definition of "Change in Control" shall be deemed modified to the extent necessary to comply with Section 409A of the Code.

(3) "Change in Control Price" shall mean, with respect to a share of Common Stock, the higher of (A) the highest reported sales price, regular way, of such share in any transaction reported on the New York Stock Exchange Composite Tape or other national exchange on which such shares are listed or on the NASDAQ National Market during the ten-day period prior to and including the date of a Change in Control and (B) if the Change in Control is the result of a tender or exchange offer, merger, or other, similar corporate transaction, the highest price per such share paid in such tender or exchange offer, merger or other, similar corporate transaction; provided that, to the extent all or part of the consideration paid in any such transaction consists of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined by the Committee.

(4) "Key R&D Options" shall mean those performance-based options granted to employees under the Key Research and Development Program described in the

applicable Schedule to the Rules and Regulations for the Plan.

(5) "Protection Period" shall mean the period beginning on the date of the Change in Control and ending on the second anniversary of the date of the Change in Control.

(6) "Qualifying Participants" shall mean those individuals who participate in the Plan (whether as current or former employees) as of immediately prior to the Change in Control.

26. EFFECT OF A CHANGE IN CONTROL — JURISDICTIONS OUTSIDE OF THE UNITED STATES

With respect to Incentives issued to Eligible Employees employed outside of the United States, in the event of a Change in Control transaction, unless otherwise specified at the time of grant by the Committee in the terms and conditions applicable to such Incentive, the provisions of Section 25 shall apply to such Incentive.

27. CLAWBACK, RECOUPMENT

The Committee may specify in an Award instrument or agreement that the Eligible Employee's right, payment and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, clawback or recoupment upon the occurrence of certain specified events or as required by law, in addition to any otherwise applicable forfeiture provisions that apply to the Awards. Without limiting the generality of the foregoing, any Award under the Plan shall be subject to the terms of any clawback policy maintained by the Company or as required by law, as it may be amended from time to time.

















GIVING AT MERCK

MERCK
INVENTING FOR LIFE

Philanthropy is an important component of our company's commitment to corporate responsibility.

Through our philanthropic programs, we have the ability to bring about positive change by addressing complex global health challenges and improving the quality of life in communities where we have a presence.

$2.7B
in 2017
Product Donations $2.6B
Skills-Based Volunteering $3.2M
Cash Grants & Contributions $94M

MERCK FOR MOTHERS

A $500 million initiative, ***Merck for Mothers*** reflects our company's goal to create a world where no woman dies giving life.

7 million

Since 2012, ***Merck for Mothers*** has reached seven million women in more than 30 countries around the world.

PRODUCT DONATIONS (2017)

2.1 million

30-day prescriptions filled through our **U.S. Patient Assistance Program**

376,000

Estimated number of people reached through our **Medical Outreach Program**

ADDRESSING THE IMPACT OF NCDs

The Merck Foundation has **invested more than $47 million** since 2015 to increase access to high-quality care for non-communicable diseases (NCDs).

NCDs
Cancer
Diabetes
Alzheimer's disease
Chronic conditions

MERCK FELLOWSHIP FOR GLOBAL HEALTH

The **Fellowship** is a three-month, field-based, pro bono program designed to leverage the skills and talents of our employees worldwide.

36	29	159
NGOs	countries	employees

2012–2017

3 GOOD HEALTH AND WELL-BEING

SUSTAINABLE DEVELOPMENT GOALS

In 2015, the United Nations created a set of 17 Sustainable Development Goals (SDGs) intended to help end poverty, fight inequality and injustice, and tackle climate change by 2030. At Merck we are focused on eight SDGs where we can have the greatest impact.

SDG 3 is at the core of our business and is aligned with our mission to save and improve lives.

To learn more, visit **MSDresponsibility.com/our-giving**

MERCK & CO., INC.
2000 GALLOPING HILL ROAD
KENILWORTH, NJ 07033